==============================================================================

    As filed with the Securities and Exchange Commission on August 22, 1997





                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                 -------------

                              AMENDMENT NO. 1 TO
                                   FORM 10/A

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                 -------------

                             CABLE MICHIGAN, INC.
            (Exact name of registrant as specified in its charter)

                                 -------------

          PENNSYLVANIA                                23-2566892
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
 Incorporation or organization)

      105 Carnegie Center
     Princeton, New Jersey
     (Address of Principal                            08540-6215
       executive offices)                             (Zip Code)

                                 609-734-3700
             (Registrant's telephone number, including area code)

                                 -------------

                         Securities to be registered
                  pursuant to Section 12(b) of the Act: None

      Title of each class                   Name of each exchange on which
      to be so registered                   each class is to be registered


                         Securities to be registered
                    pursuant to Section 12(g) of the Act:

                   Common Stock, par value $1.00 per share


==============================================================================



                             Cable Michigan, Inc.

                 Information Included In Information Statement
                   And Incorporated In Form 10 By Reference

              Cross-Reference Sheet Between Information Statement
                             And Items of Form 10

                                      Item                                     Location In Information Statement
                                      ----                                     ---------------------------------
Item 1          Business.........................................    Summary; Risk Factors; The Distribution;
                                                                     Management's Discussion and Analysis of Financial
                                                                     Condition and Results of Operations; Business;
                                                                     Financial Statements

Item 2          Financial Information............................    Summary; Risk Factors; Pro Forma Capitalization;
                                                                     Unaudited Pro Forma Consolidated Financial
                                                                     Statements; Selected Historical Consolidated
                                                                     Financial Data; Management's Discussion and
                                                                     Analysis of Financial Condition and Results of
                                                                     Operations; Financial Statements

Item 3          Properties.......................................    Business

Item 4          Security Ownership of Certain Beneficial
                Owners and Management............................    Security Ownership of Certain Beneficial Owners
                                                                     and Management

Item 5          Directors and Executive Officers.................    Management

Item 6          Executive Compensation...........................    Management; Security Ownership of Certain
                                                                     Beneficial Owners and Management

Item 7          Certain Relationships and Related Transactions...    Summary; Relationship Among the Company,
                                                                     C-TEC and RCN; The Distribution

Item 8          Legal Proceedings................................    Business

Item 9          Market Price of and Dividends on the
                Registrant's Common Equity and Related
                Stockholder Matters..............................    Summary; Risk Factors; The Distribution; Trading
                                                                     Market; Dividends; Security Ownership of Certain
                                                                     Beneficial Owners and Management; Description of
                                                                     Capital Stock

Item 10         Recent Sales of Unregistered Securities..........    Description of Capital Stock

Item 11         Description of Registrant's Securities to be
                Registered.......................................    Risk Factors; Description of Capital Stock; Certain
                                                                     Statutory, Charter and Bylaw Provisions

Item 12         Indemnification of Directors and Officers........    Certain Statutory, Charter and Bylaw Provisions

Item 13         Financial Statements and Supplementary Data......    Summary; Management's Discussion and Analysis
                                                                     of Financial Condition and Results of Operations;
                                                                     Financial Statements

Item 14         Changes in and Disagreements with Accountants
                on Accounting and Financial Disclosure...........    None

Item 15         Financial Statements and Exhibits
                (a)Financial Statements..........................    See Index To Financial Statements
                (b)Exhibits......................................    See Exhibit Index

                                 EXHIBIT INDEX

     Exhibit
      Number                                      Description
     -------                                      -----------
       2.1            Distribution Agreement among C-TEC Corporation, RCN Corporation and the Registrant

       3.1            Amended and Restated Articles of Incorporation of the Registrant

       3.2            Amended and Restated Bylaws of the Registrant

       4.1            Credit Agreement dated July 1, 1997 between Cable Michigan, Inc. and First Union National Bank, as
                      agent(*+)

       4.2            Amended and Restated Credit Agreement dated August 16,
                      1995, to Credit Agreement dated as of November 26,
                      1989, by and between Mercom, Inc. and Morgan Guaranty
                      Trust Company of New York. (Incorporated by reference to Exhibit 10.10 of the Form 8-K of the Mercom, Inc. dated August 22, 1995, File No. 0-17750.)**

       4.3            Amendment No. 1 dated August 14, 1996 to Amended and
                      Restated Credit Agreement dated August 16, 1995, to
                      Credit Agreement dated as of November 26, 1989, by and between Mercom, Inc. and Morgan Guaranty Trust
                      Company of New York.**

       10.1           Tax Sharing Agreement by and among C-TEC Corporation, RCN Corporation and the Registrant

       10.2 Management Agreement dated January 1, 1997 by and between Mercom, Inc. and C-TEC Cable Systems of
                      Michigan, Inc.**

       21.1           Subsidiaries of the Registrant(*)

       27.1           Financial Data Schedule



(*) Previously filed
** Incorporated by reference to the Annual Report Form 10-K for the year ended December 31, 1996 filed by Mercom, Inc. (File No. 0-17750)
(+) Exhibits and schedules which have not been filed with Exhibit 4.1 will be provided to the Commission by the Registrant upon request

                                   SIGNATURE


               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                             Cable Michigan, Inc.



                             By: /s/ Timothy J. Stoklosa
                                -------------------------------------
                                Name:  Timothy J. Stoklosa
                                Title: Executive Vice President and
                                       Chief Financial Officer

Date: August 21, 1997

                        [C-TEC Corporation Letterhead]

                                                                        , 1997


Dear Stockholder:

I am pleased to inform you that the Board of Directors of C-TEC Corporation has conditionally approved two distributions to our common equity holders. One distribution (the "RCN Distribution") involves the distribution of all the outstanding shares of common stock of C-TEC's wholly owned subsidiary RCN Corporation ("RCN"). Following the Distribution, RCN will own the following C-TEC businesses: its competitive telecommunications services operations in New York City and Boston (the "RCN Telecom Business"); its cable television operations in New York, New Jersey and Pennsylvania; its 40% interest in Megacable S.A. de C.V., Mexico's second largest cable operator; and its long distance operations (other than the operations in certain areas of Pennsylvania that will remain with C-TEC as described below).

The second distribution (the "Cable Michigan Distribution") involves the distribution of all of the outstanding shares of common stock of C-TEC's wholly owned subsidiary Cable Michigan, Inc. ("Cable Michigan"). Cable Michigan operates cable television systems in the State of Michigan and will own a 62% interest in Mercom, Inc., a publicly held Michigan cable television operator.

Both Distributions will be made to holders of record of C-TEC Common Stock and C-TEC Class B Common Stock (collectively, the "C-TEC Common Equity") on [____________], 1997. In the RCN Distribution, you will receive [___] shares of RCN Common Stock for every [___] shares of C-TEC Common Equity you hold on the record date. In the Cable Michigan Distribution, you will receive [___] shares of Cable Michigan Common Stock for every [___] shares of C-TEC Common Equity you hold on the record date. Shares of RCN Common Stock and Cable Michigan Common Stock are expected to trade on the Nasdaq Stock Market under the symbols "RCNC" and "CABL," respectively. Holders of C-TEC Common
Equity are not required to take any action to participate in the Distributions.

In connection with the Distributions, C-TEC will change its name to Commonwealth Telephone Enterprises, Inc. Following the Distributions, Commonwealth Telephone Enterprises will own the following: Commonwealth Telephone Company (C-TEC's rural LEC business); Commonwealth Communications (C-TEC's communications engineering business); C-TEC's Pennsylvania CLEC business; and C-TEC's long distance operations in certain areas of Pennsylvania.

Your Board of Directors has concluded that the Distributions are in the best interests of C-TEC, RCN, Cable Michigan and C-TEC's Common Equity holders because the Distributions will, among other things, (i) permit C-TEC to raise financing to fund the development of the RCN Telecom Business on more advantageous economic terms than the other alternatives available, (ii) facilitate possible future acquisitions and joint venture investments by RCN and Cable Michigan and possible future offerings by RCN, (iii) allow the management of each company to focus attention and financial resources on its respective business and permit each company to offer employees incentives that are more directly linked to the performance of its respective business, (iv) facilitate the ability of each company to grow in both size and profitability; and (v) permit investors and the financial markets to better understand and evaluate C-TEC's various businesses.

The enclosed Information Statements explain the proposed RCN Distribution and the proposed Cable Michigan Distribution in detail and provide important financial and other information regarding RCN and Cable Michigan, respectively. We urge you to read these Information Statements carefully. A stockholder vote is not required in connection with the Distributions and, accordingly, your proxy is not being sought.




                                                   Very truly yours,




                                                   David C. McCourt
                                                   Chairman and Chief
                                                   Executive Officer

         Preliminary and Subject to Completion, Dated August 22, 1997

INFORMATION STATEMENT                                                   [LOGO]
                             CABLE MICHIGAN, INC.

                                 COMMON STOCK
                          (par value $1.00 per share)

               This Information Statement relates to the distribution (the "Distribution") by C-TEC Corporation ("C-TEC") of 100% of the shares of common stock, par value $1.00 per share (the "Company Common Stock"), of Cable Michigan, Inc., a Pennsylvania corporation ("Cable Michigan" or the "Company"), outstanding on the Distribution Date (as defined below) to holders of C-TEC's common stock, par value $1.00 per share ("C-TEC Common Stock"), and holders of C-TEC's Class B Common Stock, par value $1.00 per share ("C-TEC Class B Common Stock" and together with the C-TEC Common Stock, the "C-TEC Common Equity"). Such shares of Company Common Stock will represent all of the Company Common Stock owned by C-TEC on the Distribution Date and will be distributed by C-TEC to the holders of record of C-TEC Common Equity as of the
close of business on [             ] , 1997 (the "Record Date") on the basis
of [            ] shares of Company Common Stock for every [             ]
shares of C-TEC Common Equity held of record on the Record Date. No consideration will be paid to C-TEC or the Company by C-TEC stockholders for the shares of Company Common Stock received in the Distribution. Following the Distribution, C-TEC will own no shares of Company Common Stock or other securities of the Company. See "The Distribution."

               The Distribution is currently expected to be effected on or
about [            ], 1997 (the date on which the Distribution is effected
being the "Distribution Date"). Certificates representing the shares of Company Common Stock will be mailed on the Distribution Date or as soon thereafter as practicable to holders of C-TEC Common Equity.

               The Company operates cable television systems in the State of Michigan. Prior to the time the Distribution is effected, C-TEC will engage in a series of internal restructuring transactions that will include the contribution of its 62% interest in Mercom, Inc., a Delaware corporation ("Mercom") and an operator of cable systems in the State of Michigan, to the Company in accordance with the terms of the Distribution Agreement dated [
      ], 1997 among C-TEC, the Company and RCN Corporation, a Delaware corporation ("RCN"), the form of which is filed as an exhibit to the Registration Statement on Form 10 (the "Form 10") filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of which this Information Statement is a part. See "The Distribution" and "Relationship Among the Company, C-TEC and RCN."

               Concurrently with the Distribution, C-TEC will distribute (the "RCN Distribution," and collectively with the Distribution, the "Distributions") to the holders of C-TEC Common Equity 100% of the shares of common stock of C-TEC's wholly owned subsidiary RCN. Following the Distribution, RCN will own and operate C-TEC's competitive telecommunications services operations in New York City and Boston (the "RCN Telecom Business"), its cable television operations in New York State, New Jersey and Pennsylvania, certain of its long distance operations and its 40% interest in Megacable, S.A. de C.V. (collectively, the "RCN Businesses"). The RCN Distribution is described in a separate Information Statement that is being provided to the holders of C-TEC Common Equity.

               There has been no trading market for the Company Common Stock, although it is expected that a "when-issued" trading market may develop on or about the Record Date. Application has been made to list the Company Common Stock on the Nasdaq Stock Market ("NASDAQ") under the symbol "CABL." See "Trading Market."

               In reviewing this Information Statement, stockholders should carefully consider the matters described under the section entitled "Risk Factors" on page 12.

                               -------------

STOCKHOLDER APPROVAL IS NOT REQUIRED IN CONNECTION WITH THE DISTRIBUTION.  WE
 ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT.
    ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE
                SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

           The date of this Information Statement is        , 1997.


                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----

INTRODUCTION...............................................................  1

SUMMARY....................................................................  2

RISK FACTORS............................................................... 10

THE DISTRIBUTION........................................................... 15

RELATIONSHIP AMONG THE COMPANY, C-TEC AND RCN.............................. 18

TRADING MARKET............................................................. 23

DIVIDENDS.................................................................. 24

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS...................... 25

PRO FORMA CAPITALIZATION................................................... 30

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA............................ 31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS.................................................. 32

DESCRIPTION OF THE CREDIT AGREEMENT........................................ 36

BUSINESS................................................................... 39

LEGISLATION AND REGULATION................................................. 48

MANAGEMENT................................................................. 55

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT............. 60

DESCRIPTION OF CAPITAL STOCK............................................... 63

CERTAIN STATUTORY, CHARTER AND BYLAW PROVISIONS............................ 64

INDEPENDENT AUDITORS....................................................... 67

ADDITIONAL INFORMATION..................................................... 67



                                 INTRODUCTION

               On [             ], 1997, the Board of Directors of C-TEC
declared a dividend payable to holders of record of C-TEC Common Equity at the
close of business on the Record Date of [            ] shares of Company
Common Stock for every [            ] shares of C-TEC Common Equity owned of
record on the Record Date. It is expected that certificates representing shares of Company Common Stock will be mailed on the Distribution Date or as soon thereafter as practicable to holders of C-TEC Common Equity.

               Prior to the Distribution Date, approximately 62% of the common stock of Mercom, Inc. will have been transferred by C-TEC to, and will be owned by, the Company. As a result of the Distribution, 100% of the outstanding shares of Company Common Stock will be distributed to holders of C-TEC Common Equity. C-TEC will not own any securities of the Company immediately after the Distribution.

               C-TEC stockholders with inquiries relating to the Distribution should contact First Union National Bank (the "Distribution Agent"), Corporate Trust Client Operations -- NC1153, 1525 West W.T. Harris Boulevard, 3C3, Charlotte, NC 28288-1153; or C-TEC Corporation, Valerie Haertel, Director of Investor Relations, 105 Carnegie Center, Princeton, New Jersey 08540-6215.
The Distribution Agent's telephone number is 800-829-8432. C-TEC's telephone number is (609) 734-3700. After the Distribution, stockholders of the Company with inquiries relating to the Distribution should contact Cable Michigan, Inc., 105 Carnegie Center, Princeton, New Jersey 08540-6215. The Company's
telephone number is (609) [            ].

               No action is required by holders of C-TEC Common Equity in order to receive the Company Common Stock to which they are entitled in the Distribution.


                                    SUMMARY

               The following is a brief summary of the matters covered by this Information Statement and is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) included elsewhere herein. Unless the context indicates otherwise, the "Company" or "Cable Michigan" means Cable Michigan, Inc. and its subsidiaries (including Mercom, Inc.) after giving effect to the Distribution.


                                  The Company

               Cable Michigan is a cable television operator in the State of Michigan which, as of June 30, 1997, served approximately 210,000 subscribers. These figures include the approximately 42,000 subscribers served by Mercom, Inc., a 62% owned subsidiary of the Company ("Mercom"). Except where the context indicates otherwise, the terms the "Company" and "Cable Michigan" mean the Company and its subsidiaries, including Mercom.

               Clustered primarily around the Michigan communities of Grand Rapids, Traverse City, Lapeer and Monroe (Mercom), the Company's systems serve a total of approximately 400 municipalities in attractive suburban markets and small towns. The Company has generated strong growth in new homes passed and basic subscriber levels. From 1992 to 1996, compounded annual growth in basic subscribers was 4.4%; during the same period, basic penetration rose from 58.4% to 60.6%. Growth in homes passed has primarily been the result of new home construction and plant extensions.

               The following table summarizes the development of the Company's operations since December 31, 1992:

                                                        As of December 31,                              As of June 30,
                                    -----------------------------------------------------------      --------------------
                                     1992         1993         1994         1995         1996         1996          1997
                                    -------      -------      -------      -------      -------      -------      -------
Homes Passed:
 Wholly Owned Systems.........      226,384      235,188      244,622      250,747      261,441      254,495      266,135
 Mercom Systems...............       59,988       61,730       63,721       65,449       65,998       65,479       66,617
   Total......................      286,372      296,918      308,343      316,196      327,439      319,974      332,752
Basic Subscribers:
 Wholly Owned Systems(1)......      133,017      135,420      141,785      152,921      158,310      162,195      168,231
 Mercom Systems(1)............       34,118       34,714       37,324       38,853       40,012       40,876       41,919
   Total......................      167,135      170,134      179,109      191,774      198,322      203,071      210,150
Basic Penetration:
 Wholly Owned Systems.........        58.8%        57.6%        58.0%        61.0%        60.6%        63.7%        63.2%
 Mercom Systems ..............        56.9%        56.2%        58.6%        59.4%        60.6%        62.4%        62.9%
   All Systems................        58.4%        57.3%        58.1%        60.7%        60.6%        63.5%        63.2%
Average Monthly Revenue per
 Subscriber for Last Month
 of the Period:(2)
 Wholly Owned Systems.........       $29.66       $29.64       $27.06       $31.59       $32.20       $32.11       $33.83
 Mercom Systems...............       $30.05       $29.70       $29.36       $30.41       $32.72       $31.93       $34.14
   All Systems................       $29.74       $29.65       $27.53       $31.36       $32.30       $32.07       $33.89

-----------
(1) Systems include seasonal communities which experience increased subscriber levels during the second and third quarters.

(2) The revenue per subscriber calculation includes premium revenue for each period.


               Cable Michigan plans to emphasize high technical standards and seeks to incorporate, when cost effective, technological advances that enhance product quality and service. In particular, the Company plans to upgrade the technical quality of its cable plant and to increase system capacity for the delivery of additional programming and new services. The Company has already deployed 538 miles of fiber optic cable as of June 30, 1997 and reduced the number of headends in its systems as part of its commitment to improved service quality and platform development for new technologies. The Company's strategic plan calls for a capital expenditure program intended to result in over 90% of the Company's customers being served by systems with a capacity of 550 MHz or 750 MHz by the end of 2001. The Company's wholly owned systems are currently built to 300 - 450 MHz, with the majority of the systems having a capacity of 300 - 330 MHz. These systems include 53 headends, with two of these headends serving approximately 63,500 subscribers. The Mercom systems in Michigan include 5 headends and are built to 400 - 450 MHz.

               The Company derives the majority of its revenues from recurring subscription services and generates additional revenues from non-subscription services such as advertising, pay-per-view, installations and commissions from
electronic retailing.   Monthly subscription rates and related charges vary
according to the type of service or equipment selected.

               The Company's systems include the Mercom systems, which as of June 30, 1997 served approximately 40,100 subscribers in Michigan and approximately 1,900 subscribers in a planned development community in Port St. Lucie, Florida. In July 1997 Mercom sold its Port St. Lucie, Florida system to Adelphia Communications Corporation for $3,650,000 in cash. As the 62% owner of Mercom, the Company accounts for all Mercom subscribers as Cable Michigan subscribers. The Company and Mercom have entered into a Management Agreement dated January 1, 1997 (the "Management Agreement") pursuant to which the Company has been retained to operate and manage the cable television systems of Mercom. In May 1997, C-TEC proposed to acquire the remaining 38% interest in Mercom held by the public in exchange for 8.75% of the Company's common stock. Mercom's Board of Directors formed a special committee composed of directors unaffiliated with the Company to evaluate the proposal, but discussions have been suspended pending completion of the Distribution. After the Distribution is completed, the Company will reevaluate the previous proposal and determine whether to resume discussions with the special committee.



                               The Distribution

               The following is a brief summary of certain terms of the Distribution.

Distributing Company................   C-TEC Corporation.  After the
                                          Distribution, C-TEC will own no
                                          shares of Company Common Stock.

Primary Purposes of the
   Distribution.....................   C-TEC has concluded that the
                                          Distribution and the RCN
                                          Distribution are in the best
                                          interests of C-TEC, the Company, RCN
                                          and the holders of C-TEC Common
                                          Equity because the Distributions
                                          will, among other things, (i) permit
                                          C-TEC to raise equity or
                                          equity-linked financing to fund the
                                          development of the RCN Telecom
                                          Business on more advantageous
                                          economic terms than the other
                                          alternatives available, (ii) allow
                                          for the establishment of an employee
                                          stock ownership plan for the
                                          employees of RCN with stock that
                                          correlates more closely to the
                                          performance of the RCN Businesses,
                                          (iii) facilitate possible future
                                          acquisitions and joint venture
                                          investments by the Company; (iv)
                                          facilitate possible future equity or
                                          equity-linked offerings by RCN; (v)
                                          facilitate possible future
                                          acquisitions and joint venture
                                          investments by RCN; (vi) permit
                                          investors and the financial markets
                                          to better understand and evaluate
                                          C-TEC's various businesses; (vii)
                                          facilitate the ability of each
                                          company to grow in both size and
                                          profitability; (viii) allow the
                                          management of each company to focus
                                          attention and financial resources
                                          on its respective business and (ix)
                                          permit each company to offer
                                          employees incentives that are more
                                          directly linked to the performance
                                          of its respective business.  See
                                          "The Distribution--Background to and
                                          Reasons for the Distribution."

Securities to Be Distributed........   All of the outstanding shares of
                                          Company Common Stock.  Based on the
                                          number of shares of C-TEC Common
                                          Equity outstanding as of [
                                          ], 1997, it is estimated that
                                          approximately [          ] shares of
                                          Company Common Stock will be
                                          distributed to holders of C-TEC
                                          Common Equity in the Distribution.
                                          After the Distribution, the Company
                                          estimates that the Company Common
                                          Stock will be held by approximately
                                          [           ] stockholders of
                                          record, although some of the shares
                                          may be registered in nominee names
                                          representing an additional number of
                                          stockholders.

Distribution Ratio..................   [            ] shares of Company Common
                                          Stock for every [      ] shares of
                                          C-TEC Common Equity held of record
                                          on the Record Date.

Record Date.........................   [                ] , 1997 (4 p.m. New
                                          York time).

Distribution Date...................   [           ], 1997 (4 p.m. New York
                                          time).  Certificates representing
                                          the shares of Company Common Stock
                                          will be mailed on the Distribution
                                          Date or as soon thereafter as
                                          practicable.

Distribution Agent..................   Prior to the Distribution Date, the
                                          Company will appoint First Union
                                          National Bank to serve as
                                          Distribution Agent  in connection
                                          with the Distribution.

Trading Market and Symbol...........   There has been no trading market for
                                          the Company Common Stock, although
                                          it is expected that a "when-issued"
                                          trading market may develop on or
                                          about the Record Date.  Application
                                          has been made to list the Company
                                          Common Stock on NASDAQ under the
                                          symbol "CABL".  See "Trading Market."

Tax Consequences....................   C-TEC has received a private letter
                                          ruling from the Internal Revenue
                                          Service to the effect that, among
                                          other things, the Distributions will
                                          qualify as tax-free distributions
                                          for federal income tax purposes.  It
                                          is a condition precedent to C-TEC's
                                          obligation to consummate the
                                          Distributions that the letter ruling
                                          not be withdrawn.  See "The
                                          Distribution--Certain Federal Income
                                          Tax Consequences" for a more
                                          detailed description of the federal
                                          income tax consequences of the
                                          Distribution.

Risk Factors........................   Stockholders should carefully consider
                                          the matters discussed under the
                                          section entitled "Risk Factors" in
                                          this Information Statement.

No Fractional Shares................   No fractional shares of Company Common
                                          Stock will be distributed.  All
                                          fractional share interests will be
                                          aggregated and sold by the
                                          Distribution Agent on behalf of
                                          stockholders and the cash proceeds
                                          distributed to those stockholders
                                          otherwise entitled to a fractional
                                          interest.  See "The Distribution--
                                          Description of the Distribution."

Relationship with C-TEC and RCN
   after the Distribution...........   In connection with the Distributions,
                                          C-TEC, the Company and RCN [will
                                          enter]into the Distribution
                                          Agreement and the Tax Sharing
                                          Agreement (as defined below)
                                          described under "Relationship Among
                                          the Company, C-TEC and RCN."  These
                                          agreements are not the result of
                                          arm's length negotiations between
                                          unrelated parties as the Company,
                                          C-TEC and RCN have certain common
                                          officers and directors.
                                          Nevertheless, the transitional
                                          service arrangements in such
                                          agreements are designed to reflect
                                          arrangements that would have been
                                          agreed upon by parties negotiating
                                          at arm's length.  See "Relationship
                                          Among the Company, C-TEC and RCN"
                                          and "Management-- Executive Officers
                                          and Directors." Additional or
                                          modified agreements, arrangements
                                          and transactions may be entered into
                                          between the Company and either or
                                          both of C-TEC and RCN after the
                                          Distribution, which will be
                                          negotiated at arm's length.  Certain
                                          persons who serve as executive
                                          officers and directors of the
                                          Company will also be officers and
                                          directors of C-TEC and RCN following
                                          the Distribution.  See
                                          "Management--Executive Officers and
                                          Directors."

Change of Name by C-TEC.............   In connection with the Distributions,
                                          C-TEC will change its name to
                                          Commonwealth Telephone Enterprises,
                                          Inc..

Concurrent Distribution of the
   Common Stock of RCN..............   Concurrently with the Distribution,
                                          C-TEC will distribute to the holders
                                          of C-TEC Common Equity 100% of the
                                          shares of common stock of C-TEC's
                                          wholly owned subsidiary RCN.  The
                                          RCN Distribution is described in a
                                          separate Information Statement that
                                          is being provided to the holders of
                                          C-TEC Common Equity.


   Organization of C-TEC's Historical Businesses Following the Distributions

               Set forth below are charts illustrating the organization of the historical businesses of C-TEC following the Distributions. (The charts are not intended to set forth the corporate structure of any of the companies comprising the various groups.)



                        [PUT IN DESCRIPTION OF CHART]




            Summary Selected Historical Consolidated Financial Data

               Prior to the Distribution Date, the Company has been operating as part of C-TEC. The table below sets forth selected historical consolidated financial data for the Company. The historical financial data presented below reflect periods during which the Company did not operate as an independent company and, accordingly, certain assumptions were made in preparing such financial data. Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.

               The selected historical consolidated financial data for the years ended December 31, 1993 and 1992 and as of December 31, 1994, 1993 and 1992 are derived from the Company's unaudited historical consolidated financial statements not included in this Information Statement. The selected historical consolidated financial data of the Company for the years ended December 31, 1996, 1995 and 1994 and as of December 31, 1996 and 1995 are derived from and should be read in conjunction with the Company's audited historical consolidated financial statements (the "Financial Statements") included elsewhere in this Information Statement. The selected historical consolidated financial data for the six month periods ended June 30, 1997 and 1996 and as of those dates are derived from and should be read in conjunction with the Company's unaudited historical consolidated financial statements included elsewhere in this Information Statement. In the opinion of the Company's management, these six month consolidated historical financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results for such interim periods are not necessarily indicative of the results for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the Financial Statements. Earnings per share data are presented elsewhere in this Information Statement on a pro forma basis only. See "Unaudited Pro Forma Consolidated Financial Statements."

                                                   Six Months Ended
                                                       June 30,                        Year Ended December 31,
                                                  -------------------    ---------------------------------------------------
                                                                            (dollars in thousands)
                                                    1997        1996       1996       1995       1994       1993       1992
                                                  -------     -------    -------    -------    -------    -------    -------
Financial Data:
Statement of Operations Data:
 Sales........................................    $40,230     $37,345    $76,187    $60,675    $49,141    $48,665    $43,860
 Costs and expenses, excluding
   depreciation and amortization..............     23,251      21,835     44,091     34,749     28,543     28,655     28,142
 Depreciation and amortization................     15,896      15,713     31,427     25,154     28,685     32,697     31,720
                                                  -------     -------    -------    -------    -------    -------    -------
 Operating (loss) income......................      1,083        (203)       669        772     (8,087)   (12,687)   (16,002)
 Interest income..............................         79          55        127         55         --         --         44
 Interest expense.............................     (6,893)     (7,874)   (15,179)   (15,973)   (15,767)   (15,960)   (16,672)
 Other (expense) income, net..................       (320)       (266)      (736)      (363)    (1,307)      (461)      (178)
 (Benefit) provision for income taxes.........     (2,371)     (3,056)    (5,712)    (5,590)        52       (799)   (11,019)
 Minority interest in (income) of
   consolidated entities......................        427         609      1,151       (186)        --         --         --
 Equity in (loss) of unconsolidated entities..         --          --         --       (396)    (1,013)      (834)      (840)
                                                  -------     -------    -------    -------    -------    -------    -------
 Net (Loss)...................................     (3,253)     (4,623)    (8,256)   (10,501)   (26,226)   (29,143)   (22,629)
                                                  =======     =======    =======    =======    =======    =======    =======
Balance Sheet Data:
 Total assets.................................    137,296     159,336    149,200    172,759    116,972    147,286    162,088
 Long-term liabilities........................     14,138      16,555     15,680     17,430        --         --         --
 Common shareholder's (deficit)...............    (81,984)    (77,294)   (79,741)   (73,757)   (76,931)   (60,419)   (38,251)


                   Summary Selected Pro Forma Financial Data

               The following summary pro forma financial data include adjustments to the historical statements of operations of the Company for the six months ended June 30, 1997 and the year ended December 31, 1996 as if the Distribution had occurred on January 1, 1996 and to the historical balance sheet of the Company as of June 30, 1997 as if the Distribution had occurred on June 30, 1997. Such adjustments result primarily from changes in the capital structure of the Company. See "Unaudited Pro Forma Consolidated Financial Statements" and the notes thereto. The following pro forma financial data are provided for information purposes only and should not be construed to be indicative of the Company's results of operations or financial conditions had the Distribution occurred on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had the Company been operated as a separate, independent Company during such period, and are not necessarily indicative of the Company's future results of operations or financial condition.

                                                                                Six Months
                                                                                  Ended            Year Ended
                                                                                 June 30,         December 31,
                                                                                   1997              1996
                                                                                ----------        ------------
                                                                                    (dollars in thousands)
Statement of Operations Data:
Sales...................................................................        $ 40,230           $ 76,187
Cost and expenses, excluding depreciation and amortization..............          23,251             44,091
Depreciation and amortization...........................................          15,896             31,427
                                                                                --------           --------
Operating income........................................................           1,083                669
Interest income.........................................................              79                127
Interest expense........................................................          (4,885)            (9,861)
Other expense, net......................................................            (320)              (736)
                                                                                --------           --------
(Loss) before income taxes..............................................          (4,043)            (9,801)
(Benefit) for income taxes..............................................          (1,668)            (3,851)
                                                                                --------           --------
(Loss) before minority interest.........................................          (2,375)            (5,950)
Minority interest in loss of consolidated entities......................             427              1,151
                                                                                --------           --------
Net (loss)..............................................................        $ (1,948)          $ (4,799)
                                                                                ========           ========
Balance Sheet Data:
 Total assets...........................................................        $136,228               N/A
 Total long-term debt (including current portion).......................        $141,063               N/A
 Shareholder's (deficit)................................................        $ 55,622               N/A


                                 RISK FACTORS

               In addition to the other information contained in this Information Statement, stockholders should carefully review the following factors.

               The Information Statement contains certain forward looking statements regarding the Company's operations, economic performance and financial condition, including, in particular, statements made as to plans to upgrade systems and facilities. Such forward looking statements are subject to known and unknown risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified in this Section and elsewhere in this Information Statement.

Factors Affecting Future Operations

               The cable television industry may be affected by among other things: (i) changes in government law and regulation; (ii) changes in the competitive environment; (iii) changes in technology; (iv) franchise related matters; (v) market conditions that may adversely affect the availability of debt and equity financing; and (vi) general economic conditions. The cable television industry is subject to extensive regulation on the federal, state and local levels. No assurance can be given as to what future actions Congress, the Federal Communications Commission ("FCC") or other regulatory authorities may take or the effects thereof on the cable television industry in general or on the Company in particular. See "Legislation and Regulation."

Recent and Anticipated Losses and Stockholders' Deficiency.

               On a separate company basis, the Company has incurred aggregate net losses from commencement of operations through June 30, 1997 of approximately $140,136,153. At June 30, 1997, the Company's consolidated stockholders' deficiency was approximately $81,984,000. The Company incurred net losses of $22,629,000, $29,143,000, $26,226,000, $10,501,000 and
$8,256,000 for the years ended December 31, 1992, 1993, 1994, 1995 and 1996, respectively. The net losses primarily reflect high levels of interest expense and depreciation and amortization charges. The Company expects to continue to incur additional net losses and there can be no assurance that the Company's operations will become profitable.

Substantial Leverage

               The Company will be substantially leveraged at the time of the Distribution. At the time of the Distribution, the Company's aggregate debt will be approximately $141,063,000. The extent of the Company's leverage may have the following consequences: (i) limit the ability of the Company to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes, (ii) require that a substantial portion of the Company's cash flows from operations be dedicated to the payment of principal and interest on its indebtedness and therefore not be available for other purposes; (iii) limit the Company's flexibility in planning for, or reacting to, changes in its business; (iv) place the Company at a competitive disadvantage vis a vis less leveraged competitors and (v) render the Company more vulnerable in the event of a downturn in its business. The Company anticipates that, in light of the amount of existing indebtedness, it will continue to have substantial leverage for the foreseeable future.

               The Company's subsidiary, Mercom, is a party to a loan agreement with a commercial bank (the "Mercom Loan Agreement"). The principal amount outstanding under the Mercom Loan Agreement was approximately $16 million as of June 30, 1997. The Distribution, if it occurs, will constitute a change of control as defined in the Mercom Loan Agreement, and, if no other action is taken will be an event of default.
Upon the occurrence of such an event of default, the lender under the Mercom Loan Agreement could accelerate the principal amount outstanding.
The Company is exploring a number of alternatives, including: (i) amending the Credit Agreement (defined below) to increase the amount of loans available thereunder by an amount equal to the principal amount outstanding under the Mercom Loan Agreement balance (which would require the agreement of all the banks), borrowing such amount under the Credit Agreement and using the proceeds to purchase the Mercom Loan Agreement; (ii) obtaining a waiver of the event of default from the lender under the Mercom Loan Agreement and (iii) refinancing the Mercom Loan Agreement. Management believes that it will be able to resolve this matter in a satisfactory manner, but there can be no assurances in that regard.

Need for Substantial Capital Expenditures

               The Company's business requires substantial investment on a continuing basis to finance capital expenditures and related expenses for, among other things, upgrades of the Company's cable plant (including the need to make cable system upgrades mandated by franchise authorities) and the servicing, repayment or refinancing of its indebtedness. The foregoing upgrades are necessary to enable the Company to better position itself to withstand potential competition, expand channel lineups (which would permit the Company to increase revenue) and facilitate new services when economically viable. The Company estimates that its capital requirements for planned system upgrades over the three year period through 1999 will be approximately
$52.6 million. The Company currently has budgeted capital expenditures in respect of system upgrades of approximately $12.5 million during 1997, approximately $22.6 million during 1998 and approximately $17.5 million during 1999. The Company believes that cash flow generated by operations, cash balances and, if necessary, borrowings, will enable the Company to meet its capital expenditure requirements and to make scheduled payments of principal and interest on indebtedness. There can, however, be no assurances in that regard.

Rapid Technological Change

               The cable television industry is subject to rapid and significant changes in technology. The Company is upgrading the technical quality of its cable plant and increasing network capacity for the delivery of additional programming and, if economically viable, new services. There can be no assurance, however, that existing, proposed or yet undeveloped technologies will not become dominant in the future or otherwise render cable television services less profitable or less viable.

Competition

               Cable television systems face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment such as off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive online computer services and home video products, including videotape cassette recorders. The extent to which a cable television system is competitive depends, in part, upon the cable system's ability to provide, at a reasonable price to consumers, a greater variety of programming and other services than are available off-air or through other alternative delivery sources and upon superior technical performance and customer service.

               The FCC and Congress have adopted policies providing a more favorable operating environment for new and existing technologies that provide, or have the potential to provide, substantial competition to cable systems. These technologies include, among others, direct broadcast satellite ("DBS") service whereby signals are transmitted by satellite to receiving facilities located on customer premises. The availability of reasonably priced home satellite dish earth stations ("HSDs") enables individual households to receive many of the satellite-delivered program services formerly available only to cable subscribers. Furthermore, the 1992 Act contains provisions, which the FCC has implemented with regulations, to enhance the ability of cable competitors to purchase and make available to HSD owners certain satellite-delivered cable programming at competitive costs. DBS providers provide significant competition to cable service providers, including the Company, and such competition will likely increase. See "Business--Competition."

               The 1996 Act makes it easier for local exchange telephone companies ("LECs") and others to provide a wide variety of video services competitive with services provided by cable systems and to provide cable services directly to subscribers. Various LECs currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband wire facilities and the use of wireless transmission facilities. The Company cannot predict the likelihood of success of video service ventures by LECs or the impact on the Company of such competitive ventures. Cable television systems generally operate pursuant to franchises granted on a non-exclusive basis. The 1992 Act prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate cable systems. Well-financed businesses from outside the cable industry (such as the public utilities that own certain of the poles on which cable is attached) may become competitors for franchises or providers of competing services. Certain municipal power companies have been exploring building new video networks to compete with the Company within the areas where such companies deliver power. Competition from other cable television operators exists in some areas served by the Company. Currently, approximately 2% of homes passed by the Company's wholly-owned systems have been overbuilt (4% including Mercom).

               Cable operators face additional competition from private satellite master antenna television ("SMATV") systems that serve condominiums, apartment and office complexes and private residential developments. Cable television systems also compete with wireless program distribution services such as multipoint, multichannel distribution service ("MMDS") which use low-power microwave frequencies to transmit video programming over-the-air to subscribers. There are MMDS operators who are authorized to provide or are providing broadcast and satellite programming to subscribers in areas served by the Company's cable systems. The Company is unable to predict whether wireless video services will have a material impact on its operations.

               Other new technologies, including internet-based services, may become competitive with services that cable television systems can offer. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. Thus, it is not possible to predict the effect that ongoing or future developments might have on the cable television industry or on the operations of the Company.

Franchises

               The cable television systems owned or managed by the Company are constructed and operated under fixed-term franchises or other types of operating authorities (referred to collectively herein as "franchises") that are generally non-exclusive and are granted by local governmental authorities. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. The provisions of these local franchises are subject to federal regulation. There can be no assurance that the Company will be able to maintain its existing franchises on acceptable terms. Although the Company does not believe that any of the existing arrangements will be canceled or will not be renewed as needed in the near future, cancellation or non-renewal of certain of such franchises could materially adversely affect the Company's business in the affected area. See "Business--Franchises."

Ability to Procure Third Party Programming and Related Services

               The Company's cable programming services are dependent upon its ability to procure programming that is attractive to its customers at reasonable commercial rates. The Company has entered into an arrangement pursuant to which RCN will obtain third party programming for the Company's systems. RCN generally purchases this programming at prices that are better than the Company would be able to obtain independently. Programming purchasers such as RCN generally pay a monthly fee per subscriber per channel. Under the arrangement between the Company and RCN, the Company reimburses RCN for the third party costs incurred by RCN to obtain such programming. The arrangement is terminable by the Company upon 60 days notice and by RCN upon 1 year advance notice. If the programming supply arrangement with RCN were terminated, the Company's programming costs could increase significantly. There can be no assurance that RCN will not terminate this programming arrangement, that the Company will have access to programming services or that management can secure rights to such programming on commercially acceptable terms. The Company anticipates that the cost of obtaining programming will rise in the future.

Reliance on RCN for Management and Other Services

               The Company is dependent on RCN for the provision of management and other services to the Company, including customer and billing services. These services are terminable by either party upon 60 days' notice, provided that RCN may not terminate customer service or billing service on less than one year's notice. The termination of one or more of these services could have a material adverse effect on the Company.

               In connection with the Distributions, the Company has agreed to purchase from RCN and C-TEC certain specified services for a transitional
period after the Distribution.   Depending on the type of service to be
provided, the fees for such services will be based on, among other things, a portion of the Company's revenues, or an allocated portion (based on relative usage) of the cost incurred by RCN or C-TEC to provide such service. Based on the Cable Michigan Group's revenue for 1996 and these allocation arrangements, the charges for such services by RCN and C-TEC for that year would have been $4,418,000 and 62,000, respectively. See "Relationship Among the
Company, C-TEC and RCN--Transitional Services and Arrangements." The aforementioned arrangements are not the result of arm's length negotiation between unrelated parties as the Company, C-TEC and RCN have certain common officers and directors. Although the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length, there can be no assurance that the Company would not be able to obtain similar services at a lower cost from unrelated third parties. Additional or modified agreements, arrangements and transactions may be entered into between the Company and either or both of C-TEC and RCN after the Distribution, which will be negotiated at arm's length. In addition, RCN has agreed to obtain third party programming and monthly cable guides for the Company, and the Company will reimburse RCN for the third party expenses incurred by RCN to obtain such programming and guides.

Dividend Policy

               The Company anticipates that future revenues will be used principally to support operations and finance growth of the business and, thus, the Company does not intend to pay cash dividends on the Company Common Stock in the foreseeable future. The payment of any cash dividends in the future will be at the discretion of the Company's Board of Directors (the "Company Board"). The declaration of any dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Company Board may deem relevant. The Credit Agreement (as defined below) into which the Company has entered contains restrictions on the payment of dividends. See "Description of the Credit Agreement" and "Dividends."

No Prior Market for Common Stock

               Prior to the Distribution, there has been no public market for the Company Common Stock, and there can be no assurance that an active trading market will develop or be sustained in the future. The Company has applied for listing of the Company Common Stock on NASDAQ. A condition to C-TEC's obligation to consummate the Distributions is that the Company Common Stock to be issued in the Distribution and the common stock of RCN to be distributed in the RCN Distribution shall have been approved for listing on NASDAQ. There can be no assurance as to the price at which the Company Common Stock will trade. See "Trading Market."

               There can be no assurance that the Company Common Stock will not experience substantial price volatility, particularly as a result of quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the markets served by the Company. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many telecommunications stocks and that have often been unrelated or disproportionate to the operating performance of individual companies. These and other factors may adversely affect the market price of the Company Common Stock.

Control by Kiewit Telecom; Conflicts of Interest


               Following the Distribution, Kiewit Telecom Holdings, Inc. ("Kiewit Telecom") will beneficially own approximately 48.5% of the Company Common Stock. Consequently, Kiewit Telecom will effectively have the power to elect a majority of the Company's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders. The control of the Company by Kiewit Telecom may tend to deter non-negotiated tender offers or other efforts to obtain control of the Company and thereby deprive shareholders of opportunities to sell shares at prices higher than those prevailing in the market. Moreover, a disposition by Kiewit Telecom of a significant portion of its Company Common Stock, or the perception that such a disposition may occur, could affect the trading price of the Company Common Stock and could affect the control of the Company. The common stock of Kiewit Telecom is owned 90% by Kiewit Diversified Group, Inc. ("KDG") and 10% by David C. McCourt, the Chairman and Chief Executive Officer of the Company.
KDG is a wholly owned subsidiary of Peter Kiewit Sons Inc.

               After the Distribution, there will exist relationships that may lead to conflicts of interest. After the Distribution, Kiewit Telecom will effectively control the Company, C-TEC and RCN. The majority of the Company's named executive officers will also be acting as directors and/or executive officers of C-TEC or RCN following the Distribution. See "Management." In particular, David C. McCourt, Chairman and Chief
Executive Officer of the Company as of the Distribution, will also serve as Chairman and Chief Executive Officer of RCN and will remain as a director and Chairman and Chief Executive Officer of C-TEC. Mr. McCourt expects to devote 10% or less of his time to managing the affairs of the Company. The Company's other named executive officers expect to devote only a portion of their time to the affairs of the Company, as follows: Mr. Haverkate (approximately 25%); Mr. Stoklosa (approximately 25%); and Mr. Gdovin
(over 50%). The success of the Company may be affected by the degree of involvement of its officers and directors in the Company's business and the abilities of the Company's officers, directors and employees in managing both the Company and the operations of RCN and/or C-TEC. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.


Possibility of Substantial Sales of Common Stock

               The Distribution will involve the distribution of an aggregate
of approximately [   ] million shares of Company Common Stock to the holders
of C-TEC Common Equity. Approximately one-half of such shares would be eligible for immediate resale in the public market. The Company is unable to predict whether substantial amounts of Company Common Stock will be sold in the open market in anticipation of, or following, the Distribution. Any sales of substantial amounts of Company Common Stock in the public market, or the perception that such sales might occur, whether as a result of the Distribution or otherwise, could materially adversely affect the market price of the Company Common Stock.

Anti-Takeover Effects of Certain Statutory, Charter, Bylaw and Contractual Provisions

               Several provisions of the Company's Articles of Incorporation and Bylaws (as will be in effect as of the Distribution) and Pennsylvania law could discourage potential acquisition proposals and could deter or delay unsolicited changes in control of the Company, including provisions of the Articles of Incorporation and Bylaws creating a classified Board of Directors, limiting the stockholders' powers to remove directors, and prohibiting the taking of action by written consent in lieu of a stockholders' meeting. In addition, the Company Board has the authority, without further action by the stockholders, to fix the rights and preferences of and to issue preferred stock. The issuance of preferred stock could adversely affect the voting power of the owners of Company Common Stock, including the loss of voting control to some.

               The Credit Agreement into which the Company has entered includes as an event of default certain changes in control (as defined therein) of the Company. See "Description of the Credit Agreement."

               These provisions and others that could be adopted or entered into in the future could discourage unsolicited acquisition proposals or delay or prevent changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions could limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock" and "Certain Statutory, Charter and Bylaw Provisions."


                               THE DISTRIBUTION

Background to and Reasons for the Distribution

               C-TEC is a diversified, international telecommunications and high technology company with interests in local telephone, video programming, long distance telephone, communications engineering, and competitive telephone, video and Internet services. In November 1995, C-TEC announced that it had engaged Merrill Lynch & Co. to assist with evaluating strategic options for its various business units with a view toward enhancing shareholder value. Specifically, C-TEC announced that it would evaluate the advisability and feasibility of separating or restructuring its local telephone business, its cable television business and its various other communications businesses.

               In March 1996, C-TEC announced that it intended to distribute to its shareholders in a tax-free spin-off its Pennsylvania-based local telephone operations, its communications engineering operations, and certain other assets, and that following the spin-off, it intended to combine its domestic cable television operations with a third party pursuant to a tax-free stock-for-stock transaction (collectively, the "Prior Restructuring Plan"). Also in March 1996, in connection with and in order to facilitate the Prior Restructuring Plan, C-TEC signed a definitive agreement (the "Stock Purchase Agreement") for the sale to Kiewit Telecom of the following businesses (collectively, the "Businesses Transferred Under Contractual Arrangement"):
(i) C-TEC International, Inc., a subsidiary that owns a 40% interest in Megacable; (ii) TEC-Air, Inc., which owns a corporate jet aircraft; (iii) C-TEC's long distance operations; and (iv) C-TEC's interest in the RCN Telecom Business, (the "RCN Telecom Interest").

               The Businesses Transferred Under Contractual Arrangement were to be sold at two separate closings. In April 1996, at the first closing, RCN sold the RCN Telecom Interest to Kiewit Telecom for $17.5 million in cash in accordance with the Stock Purchase Agreement. In addition, C-TEC retained a warrant to purchase approximately 6% of the equity of RCN Telecom (the "RCN Warrant"). The second closing, involving the sale of the other Businesses Transferred Under Contractual Arrangement (the "Other Businesses"), was expected to take place in the second half of 1996 subject to certain conditions. The purchase price for the Other Businesses was expected to be approximately $106 million.

               The Stock Purchase Agreement provided C-TEC an option, at its election, to repurchase from Kiewit Telecom any or all of the Businesses Transferred Under Contractual Arrangement, if C-TEC did not restructure its domestic cable television and local telephone operations by January 1, 1997. The Stock Purchase Agreement further provided that if C-TEC elected to exercise its option to rescind the sale of the Businesses Transferred Under Contractual Arrangement, it would have the right and the obligation to purchase Kiewit Telecom's 80.1% interest in Freedom New York, L.L.C. ("Freedom") and all related rights and liabilities (collectively, the "Freedom Interest"). The Stock Purchase Agreement provided that the repurchase price for the RCN Interest and the purchase price for the Freedom Interest would be equal to Kiewit Telecom's investment in those assets plus an amount to compensate for forgone interest on the amount invested. In March 1996, Freedom had acquired the wireless video services business of Liberty Cable Television of New York.

               In August 1996, in the wake of the newly issued rules under the 1996 Act, depressed cable stock prices and other changed circumstances, C-TEC determined not to proceed with the Prior Restructuring Plan. Following that determination, (i) C-TEC exercised its option under the Stock Purchase Agreement to reacquire the RCN Interest and to acquire from Kiewit Telecom the Freedom Interest and (ii) C-TEC and Kiewit Telecom agreed that the closing of the purchase and sale of the Other Businesses would not be consummated. The repurchase price for the RCN Interest was approximately $28 million and the purchase price for the Freedom Interest was approximately $29 million. In connection with the closing of those transactions, C-TEC acquired from Kiewit Telecom a note issued by Freedom in connection with a loan from Kiewit Telecom to Freedom. The purchase price for the note was approximately $1.5 million, an amount equal to the accreted value of the note. Shortly after the closing of these transactions, the RCN Warrant was canceled.

               The Stock Purchase Agreement, the exercise of the repurchase option and all of the related transactions were approved by a special committee of the Board of Directors of C-TEC composed of directors unaffiliated with Kiewit Telecom.

               At the time C-TEC announced that it would not pursue the Initial Restructuring Plan, it also announced that it would continue to explore ways to increase its profitability and value including other possible restructuring transactions. Following that announcement, and at the direction of the C-TEC Board of Directors, management of C-TEC and Merrill Lynch continued to analyze the structure and strategy of C-TEC and its business groups. In the course of that analysis, management determined that two of the primary goals to be achieved in any restructuring would be the following: (i) facilitating the raising of capital necessary for the development of the RCN Telecom Business and (ii) facilitating the creation of targeted equity-based incentives for RCN employees. The C-TEC Board of Directors was updated by management and provided direction to management as the analysis and the restructuring plans developed.

               On February 12, 1997, the C-TEC Board of Directors approved a plan to restructure C-TEC (the "Restructuring"). Under the Restructuring, C-TEC will be separated into three different, publicly traded companies engaged, respectively, in the following businesses:

          (i) the Cable Michigan Business, which will be owned by Cable Michigan and will consist of C-TEC's Cable Michigan television business, including C-TEC's 61.92% interest in Mercom, Inc.;

         (ii) the RCN Businesses, which will be owned by RCN and will consist of the RCN Telecom Business, C-TEC's New Jersey, New York (excluding New York City) and Pennsylvania cable television operations, C-TEC's long distance business (other than the portion of such business that consists of providing long distance services to customers in the franchise area of Commonwealth Telephone Company and in the Pennsylvania communities of Wilkes-Barre, Scranton and Harrisburg (the "Commonwealth Service Territory Long Distance Business")) and C-TEC International, which owns a 40% interest in Megacable S.A. de C.V.; and

        (iii) the Pennsylvania Telephone and Engineering Business, which will be owned by C-TEC and will consist of C-TEC's Commonwealth Telephone Company business (Pennsylvania rural LEC operations), C-TEC's CLEC operations, Commonwealth Communications, Inc. (communications engineering) and the Commonwealth Service Territory Long Distance Business.

               The Restructuring will include the following transactions: (i) the incurrence of certain indebtedness by C-TEC and certain of its subsidiaries, (ii) an internal restructuring to segregate C-TEC's businesses as set forth in the preceding paragraph, (iii) following such internal restructuring, a distribution by C-TEC to its common equity holders of all of the outstanding capital stock of the Company (referred to herein as the "Distribution") and RCN (referred to herein as the "RCN Distribution") and
(iv) within one year of the Distributions, an equity or equity-linked financing by C-TEC (the "Equity-Financing"). As part of the Restructuring, C-TEC will be renamed Commonwealth Telephone Enterprises, Inc.

               The C-TEC Board of Directors determined that the Restructuring and the Distributions would be in the best interests of C-TEC, the Company, RCN and the holders of the C-TEC Common Equity because it will, among other things, (i) permit C-TEC to raise financing to fund the development of the RCN Telecom Business on more advantageous economic terms than the other alternatives available, (ii) facilitate possible future acquisitions and joint venture investments by RCN and Cable Michigan and possible future offerings by RCN; (iii) allow the management of each company to focus attention and financial resources on its respective business and permit each company to offer employees incentives that are more directly linked to the performance of its respective business; (iv) facilitate the ability of each company to grow in both size and profitability; and (v) permit investors and the financial markets to better understand and evaluate C-TEC's various businesses.

               The February 12, 1997 approval of the Restructuring by the
C-TEC Board of Directors was subject to further action by the C-TEC Board of Directors to determine and approve the record date for shareholders entitled to participate in, and the distribution date for, the Distribution and the RCN
Distribution.  On [          ], 1997, the C-TEC Board of Directors set the
record date as [          ], 1997, the distribution date as [          ],
1997, and the distribution ratios as [          ] shares of the Company's
Common Stock for every [          ] shares of C-TEC Common Equity held as of
the Record Date and [          ] shares of RCN Common Stock for every [
  ] shares of C-TEC Common Equity held as of the Record Date.

Description of the Distribution

               The general terms and conditions relating to the Distribution are set forth in the Distribution Agreement among C-TEC, RCN and the Company. See "Relationship Among the Company, C-TEC and RCN--Terms of the Distribution Agreement."

               C-TEC will effect the Distribution on [__________], 1997 (the "Distribution Date") by the delivery of the shares of Company Common Stock to the Distribution Agent for distribution to the holders of record of C-TEC Common Stock and C-TEC Class B Common Stock on [__________], 1997 (the "Record Date"). The Distribution will be made on the basis of [_____] shares of Company Common Stock for every [_____] shares of C-TEC Common Equity outstanding on the Record Date. The actual total number of shares of Company Common Stock to be distributed will depend on the number of shares of C-TEC Common Equity outstanding on the Record Date. Based upon the number of shares of C-TEC Common Equity outstanding on [__________], 1997, approximately [_____] shares of Company Common Stock will be distributed to holders of C-TEC Common Equity, which will constitute all of the shares of Company Common Stock owned by C-TEC. As a result of the Distribution, 100% of the outstanding shares of Company Common Stock will be distributed to holders of C-TEC Common Equity. The shares of Company Common Stock will be fully paid and nonassessable, and the holders thereof will not be entitled to preemptive rights. See "Description of Capital Stock." Certificates representing the shares of the Company Common Stock will be mailed on the Distribution Date or as soon as practicable thereafter to holders of C-TEC Common Equity.

               No certificates or scrip representing fractional shares of Company Common Stock will be issued to holders of C-TEC Common Equity as part of the Distribution. The Distribution Agent will aggregate fractional shares into whole shares and sell them in the open market at then prevailing prices on behalf of holders who otherwise would be entitled to receive fractional share interests, and such persons will receive instead a cash payment in the amount of their pro rata share of the total sale proceeds thereof. Proceeds from sales of fractional shares will be paid by the Distribution Agent based upon the average gross selling price per share of Company Common Stock of all such sales. See "The Distribution--Certain Federal Income Tax Consequences." Such sales are expected to be made as soon as practicable after the Distribution Date. None of C-TEC , the Company or the Distribution Agent will guarantee any minimum sale price for the fractional shares of Company Common Stock, and no interest will be paid on the proceeds of such shares.

               Concurrently with the Distribution, C-TEC will distribute to the holders of C-TEC Common Equity 100% of the shares of common stock of C-TEC's wholly owned subsidiary RCN. The RCN Distribution is described in a separate Information Statement that is being provided to the holders of C-TEC Common Equity.

Certain Federal Income Tax Consequences

               The following is a summary of the material federal income tax consequences of the Distribution to C-TEC and the holders of C-TEC Common Equity ("Holders"). C-TEC has received a ruling from the Internal Revenue Service to the effect that the Distribution will generally qualify as tax-free to C-TEC and the Holders under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code") and accordingly, for federal income tax purposes:

          (i) Except as described below with respect to fractional shares, a Holder will not recognize gain or loss as a result of the Distribution. Cash received in lieu of a fractional share will be treated as received in redemption of such fractional share. Gain or loss will be recognized to the recipient Holder to the extent of the difference between the Holder's basis in the fractional share and the amount received for the fractional share. Provided the fractional share interest is held as a capital asset by the recipient Holder, such gain or loss will constitute capital gain or loss.

          (ii) A Holder will apportion its tax basis for its C-TEC Common Equity among such C-TEC Common Equity, shares of common stock of RCN received in the RCN Distribution, and the Company Common Stock received in the Distribution in proportion to the relative fair market values of such C-TEC Common Equity, common stock of RCN and Company Common Stock on the Distribution Date.

         (iii) A Holder's holding period for the Company Common Stock received in the Distribution will include the period during which such Holder held the C-TEC Common Equity with respect to which the Distribution was made, provided that such C-TEC Common Equity is held as a capital asset by such Holder as of the Distribution Date.

          (iv) Generally no gain or loss will be recognized to C-TEC as a result of the Distribution, except, for example, to the extent of any excess loss accounts or deferred intercompany gains.

               Current Treasury regulations require each Holder who receives Company Common Stock pursuant to the Distribution to attach to its federal income tax return for the year in which the Distribution occurs a descriptive statement concerning the Distribution. C-TEC (or the Company on its behalf) will make available requisite information to each such Holder.

               ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE PARTICULAR FEDERAL, FOREIGN, STATE AND LOCAL TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

               For a description of agreements pursuant to which C-TEC, RCN and the Company have provided for certain tax sharing and other tax matters, see "Relationship Among the Company, C-TEC and RCN--Tax Sharing Agreement."


                 RELATIONSHIP AMONG THE COMPANY, C-TEC AND RCN

               This section of the Information Statement describes certain agreements among the Company, C-TEC and RCN that will govern certain of the on-going relationships among C-TEC, RCN and the Company after the Distribution and will provide for an orderly transition to the status of three separate, independent companies. To the extent that they relate to the Distribution Agreement or the Tax Sharing Agreement (collectively, the "Distribution Documents"), the following descriptions describe the Distribution Documents as they will be in effect as of the Distribution, do not purport to be complete and are qualified in their entirety by reference to the Distribution
Documents, which are filed as exhibits to the Company's Registration Statement on Form 10 (the "Company Form 10") filed with the Securities and Exchange Commission (the "Commission") of which this Information Statement (the "Company Information Statement") is a part and as exhibits to RCN's Registration Statement on Form 10 (the "RCN Form 10") filed with the Commission of which RCN's Information Statement (the "RCN Information Statement") is a part, and are incorporated herein by reference. All stockholders should read the Distribution Documents in their entirety.

               The Distribution Documents will be entered into in connection with the Distributions and are, therefore, not the result of arm's length negotiation between unrelated parties as the Company, C-TEC and RCN have certain common officers and directors. Nevertheless, the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length.
Additional or modified agreements, arrangements and transactions may be entered into between the Company and either or both of C-TEC and RCN after the Distribution, which will be negotiated at arm's length.

Terms of Distribution Agreement

               C-TEC, RCN and the Company will enter into a Distribution Agreement (the "Distribution Agreement") prior to the Distributions, among other things, to provide for the principal corporate transactions and certain procedures for effecting the Distributions, to define certain aspects (other than those with respect to taxes, which shall be governed by the Tax Sharing Agreement) of the relationship among C-TEC, RCN and the Company after the Distributions and to provide for the allocation of certain assets and liabilities (other than those with respect to taxes, which shall be governed by the Tax Sharing Agreement) among C-TEC, RCN and the Company.

               Conditions to the Distribution


               The Distribution Agreement provides that the Distributions are subject to the following conditions being satisfied prior to or as of the Distribution Date: (i) the Company Form 10 and the RCN Form 10 shall have become effective under the Exchange Act; (ii) the Company Common Stock and the common stock, par value $1.00 per share, of RCN (the "RCN Common Stock") shall, in each case, have been approved for trading on NASDAQ, subject to official notice of issuance; (iii) the Board of Directors of C-TEC shall be satisfied that (A) both before and after giving effect to the Distributions, C-TEC is not and would not be insolvent, (B) after giving effect to the Distributions, C-TEC would be able to pay its liabilities as they mature and become absolute, and C-TEC would not have unreasonably small capital with which to engage in its business and (C) the Distributions will be permitted under Section 1551 of the Pennsylvania Business Corporations Act; (iv) C-TEC's Board of Directors shall have approved the Distributions and shall not have abandoned, deferred or modified the Distributions at any time prior to the Distribution Date; (v) (A) the Company's Board of Directors, as named in this Information Statement, shall have been elected by C-TEC, as sole stockholder of the Company, and the Company's Articles of Incorporation and Bylaws (each as defined under "Description of Capital Stock" below) shall be in effect and
(B) RCN's Board of Directors, as named in the RCN Information Statement, shall have been elected by C-TEC, as sole shareholder of RCN, and RCN's certificate of incorporation and bylaws (each as defined under "Description of Capital Stock" in the RCN Information Statement) shall be in effect; (vi) the Tax Sharing Agreement shall have been duly executed and delivered by the parties thereto; (vii) the private letter ruling issued by the Internal Revenue Service as to the tax-free nature of the Distribution shall not have been withdrawn; and (viii) the Internal Restructuring (as defined below) shall have been consummated in all material respects. The C-TEC Board of Directors may abandon, amend or defer the Distributions at any time prior to the Distribution Date.


               As used herein, the term "Internal Restructuring" means the series of transactions necessary to prepare for the Distributions and includes certain borrowing transactions, the making of certain contributions to certain C-TEC subsidiaries and the making of certain internal distributions by certain C-TEC subsidiaries (the "Internal Distributions"). The Internal Distributions are in each case subject to the condition that the Board of Directors of each distributing company shall be satisfied that (A) both before and after giving effect to the distribution, the distributing company is not and would not be insolvent, (B) after giving effect to the distribution, the distributing company would be able to pay its liabilities as they mature and become absolute, and the distributing company would not have unreasonably small capital with which to engage in its business and (C) the distribution will be permitted under applicable state corporate law.

               Indemnification

               The Company, RCN and C-TEC have agreed to indemnify one another against certain liabilities. RCN has agreed to indemnify C-TEC and its subsidiaries at the time of the Distribution (collectively, the "C-TEC Group") and the respective directors, officers, employees and Affiliates of each Person in the C-TEC Group (collectively, the "C-TEC Indemnitees") and Cable Michigan and its subsidiaries at the time of the Distribution (collectively, the "Cable Michigan Group" or the "Company Group") and the respective directors, officers, employees and Affiliates of each Person in the Cable Michigan Group (collectively, the "Cable Michigan Indemnitees") from and against any and all damage, loss, liability and expense ("Losses") incurred or suffered by any of the C-TEC Indemnitees or the Cable Michigan Indemnitees, respectively, (i) arising out of, or due to the failure of RCN or any of its subsidiaries at the time of the Distribution (collectively, the "RCN Group") to pay, perform or otherwise discharge any of the RCN Liabilities (as defined below), (ii) arising out of the breach by any member of the RCN Group of any obligation under the Distribution Agreement or any of the other Distribution Documents and (iii) in the case of the C-TEC Indemnitees, arising out of the provision by the C-TEC Group of the services described below to the RCN Group except to the extent that such Losses result from the gross negligence or willful misconduct of a C-TEC Indemnitee. "RCN Liabilities" refers to (i) all liabilities of the RCN Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of the Company, RCN or C-TEC (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the RCN Businesses prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True RCN Liabilities") and (iii) 30% of the Shared Liabilities (as defined below).

               The Company has agreed to indemnify the RCN Group and the respective directors, officers, employees and Affiliates of each Person in the RCN Group (collectively, the "RCN Indemnitees") and the C-TEC Indemnitees from and against any and all Losses incurred or suffered by any of the RCN Indemnitees or the C-TEC Indemnitees, respectively, (i) arising out of, or due to the failure of any Person in the Cable Michigan Group to pay, perform or otherwise discharge any of the Cable Michigan Liabilities (as defined below),
(ii) arising out of the breach by any member of the Cable Michigan Group of any obligation under the Distribution Agreement or any of the other distribution documents, (iii) in the case of the C-TEC Indemnitees, arising out of the provision by the C-TEC Group of services to the Cable Michigan Group except to the extent that such Losses result from the gross negligence or willful misconduct of a C-TEC Indemnitee and (iv) in the case of the RCN Indemnitees, arising out of the provision by RCN of the services described below to the Cable Michigan Group except to the extent that such Losses result from the gross negligence or willful misconduct of an RCN Indemnitee. "Cable Michigan Liabilities" refers to (i) all liabilities of the Cable Michigan Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of the Company, RCN or C-TEC (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of the Cable Michigan Group prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True Cable Michigan Liabilities") and (iii) 20% of the Shared Liabilities (as defined below).

               C-TEC has agreed to indemnify the Cable Michigan Indemnitees and the RCN Indemnitees from and against any and all Losses incurred or suffered by any of the Cable Michigan Indemnitees or the RCN Indemnitees, respectively, (i) arising out of, or due to the failure of any Person in the C-TEC Group to pay, perform or otherwise discharge any of the C-TEC Liabilities (as defined below), (ii) arising out of the breach by any member of the C-TEC Group of any obligation under the Distribution Agreement or any of the other Distribution Documents and (iii) in the case of the RCN Indemnitees, arising out of the provision by RCN of the services described below to the C-TEC Group except to the extent that such Losses result from the gross negligence or willful misconduct of an RCN Indemnitee. "C-TEC Liabilities" refers to (i) all liabilities of the C-TEC Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of the Company, RCN or C-TEC (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of the C-TEC Group prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True C-TEC Liabilities") and (iii) 50% of the Shared Liabilities (as defined below).


               "Shared Liability" means any liability (whether arising before, on or after the Distribution Date) of the Company, RCN or C-TEC or their respective subsidiaries which (i)(a) arises from the conduct of the corporate overhead function with respect to C-TEC and its subsidiaries prior to the effective time of the Distribution with certain exceptions or (b) is one of certain fees and expenses incurred in connection with the Restructuring and
(ii) is not a True C-TEC Liability, a True RCN Liability or a True Company Liability.


               The Company, RCN and C-TEC have also generally agreed to indemnify each other and each other's affiliates and controlling persons from certain liabilities under the securities laws in connection with the Company Form 10 and this Information Statement and the RCN Form 10 and RCN Information Statement. For information regarding indemnification for tax liabilities, see "-- Tax Sharing Agreement."

               The Company does not believe that any of the foregoing indemnities will have a material adverse effect on the business, financial condition or results of operations of the Company.

               The Distribution Agreement also includes procedures for notice and payment of indemnification claims and provides that the indemnifying party may assume the defense of claims or suits brought by third parties for non-Shared Liabilities and may participate in the defense of claims or suits brought by third parties for Shared Liabilities. RCN is entitled to assume the defense of claims or suits brought by third parties for Shared Liabilities. Any indemnification paid under the foregoing indemnities is to be paid net of the amount of any insurance or other amounts that would be payable by any third party to the indemnified party in the absence of such indemnity.

               Employee Matters

               Under the Distribution Agreement, Cable Michigan, RCN and C-TEC agreed generally to assume employee benefits-related liabilities with respect to its current and, in some cases, former employees. Each of Cable Michigan, RCN and C-TEC also agreed to an allocation of employee-related liabilities arising out of certain shared operations prior to the Distribution on the same basis as Shared Liabilities are allocated.

               Transitional Services and Other Arrangements


               RCN has agreed to provide or cause to be provided to the C-TEC Group certain specified services for a transitional period after the Distribution. The transitional services to be provided are the following: (i) accounting, (ii) payroll, (iii) management supervision, (iv) cash management,
(v) human resources and benefit plan administration, (vi) insurance administration, (vii) legal, (viii) tax, (ix) internal audit, (x) investor and public relations and (xi) other miscellaneous administrative services.
The fee per year for these services will be 3.5% of the first $175 million of revenue of the C-TEC Group and 1.75% of any additional revenue. Based on the C-TEC Group's revenue for 1996, the fee for that year would have been $6,376,000.

               RCN has also agreed to provide or cause to be provided to the Cable Michigan Group certain specified services for a transitional period after the Distribution. The transitional services to be provided are the following: (i) customer service, (ii) marketing, (iii) accounting, (iv) payroll, (v) management supervision, (vi) cash management, (vii) human resources and benefit plan administration, (viii) insurance administration,
(ix) legal, (x) tax, (xi) internal audit, (xii) programming administration,
(xiii) billing, (xiv) monthly cable guides, (xv) investor and public relations, (xvi) provision of third party programming, and (xvii) other miscellaneous administrative services. Subject to certain limitations, the fee per year for services listed in items (ii)-(xiii), (xv) and (xvii) will be 4.0% of the revenues of the Cable Michigan Group plus a direct allocation of certain consolidated cable administration functions. Based on the Cable Michigan Group's revenue for 1996 and the allocation of certain consolidated cable administrative functions, the charge for such services for that year would have been $4,418,000. The fee for customer service listed in item (i) along with the billing service listed in item (xiii) will be a pro rata share (based on the relative number of subscribers) of the fees and expenses incurred by RCN to provide such customer billing services and fees to the RCN Group and the Cable Michigan Group. Based on the this allocation arrangement, the charge to Cable Michigan for such customer and billing services would have been $3,114,000 in 1996. The third party expense incurred by RCN to obtain third party programming and monthly cable guides for Cable Michigan referred to in items (xiv) and (xvi) above, will be reimbursed to RCN by Cable Michigan and no additional fee will be charged with respect thereto.

               C-TEC has agreed to provide or cause to be provided to the RCN Group and the Cable Michigan Group financial data processing applications, lockbox services, storage facilities, LAN and WAN support services, building maintenance and other miscellaneous administrative services for a transitional period after the Distribution. The fees for such services and arrangements will be an allocated portion (based on relative usage) of the cost incurred by C-TEC to provide such services and arrangements to all three groups. Based on this allocation arrangement, the fees for providing such services and arrangements to the RCN Group and the Cable Michigan Group would have been approximately $372,000 and $69,000, respectively, for 1996.

               The nature, scope and timing of the foregoing services are to be substantially consistent with the nature, scope and timing of the service provider's services prior to the Distribution, provided that the service provider shall not be obligated to hire additional or replacement employees, or increase the compensation of its existing employees, in order to provide the services. The services are to commence on the Distribution Date and will terminate upon 60 days notice by either the service provider or the relevant service recipient, except that the billing, customer service, programming administration and provision of third party programming services provided by RCN to Cable Michigan may not be terminated by RCN on less than one year advance notice to Cable Michigan. A service recipient may also terminate individual services by giving 60 days notice to the applicable service provider.

               The aforementioned arrangements are not the result of arm's length negotiation between unrelated parties as the Company, C-TEC and RCN have certain common officers and directors. Although the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length, there can be no assurance that the Company would not be able to obtain similar services at a lower cost from unrelated third parties. Additional or modified agreements, arrangements and transactions may be entered into between the Company and either or both of C-TEC and RCN after the Distribution, which will be negotiated at arm's length

               Access to Information

               Pursuant to the Distribution Agreement, each of the Company Group, the RCN Group and the C-TEC Group will provide to each other Group all records in its possession relating to such other Group or such other Group's business and affairs immediately prior to or as soon as practicable following the Distribution. If records relate to more than one Group, true and complete copies will be provided to the other Group or Groups. After the Distribution, each Group will also afford to each other Group and certain of such other Group's agents reasonable access during normal business hours to all records in its possession relating to such other Group's business and affairs as reasonably required, including, for auditing, accounting, litigation, disclosure and reporting purposes, subject to limited exceptions. Finally, each Group will use its best efforts to make available to each other Group, upon written request, its officers, directors, employees and representatives as witnesses, and will otherwise cooperate with each other Group, in connection with any proceeding arising out of the business or operations of any Group prior to the Distribution. In each case, the provider of information or witnesses under the above provisions is entitled to reimbursement for reasonable expenses from the recipient of such information or witnesses.


               Except as otherwise provided in the Distribution Agreement, each of the Company, RCN and C-TEC, and its respective directors, officers, employees, agents, consultants and advisors will hold all information concerning each other party or its affiliates in strict confidence.

               Intercompany Accounts; Intellectual Property Rights and Licenses


               Except as otherwise provided in the Tax Sharing Agreement or the Distribution Agreement, all intercompany receivable, payable and loan balances among the Company Group, the RCN Group and the C-TEC Group will be settled prior to the Distribution by payment in full by the party or parties owing any such obligation. The Distribution Agreement provides that all arrangements and agreements between the parties will terminate as of the Distribution Date other than the Distribution Documents and certain commercial contracts on terms that management believes to be arm's-length. These contracts comprise switch and facilities leases, an Internet access resale agreement, an interim carrier agreement, local and long distance phone service agreements, a maintenance agreement and switch monitoring and traffic capacity services agreements.


               None of the Groups will have any right or license in or to any technology, software, intellectual property, know-how or other proprietary right owned, licensed or held for use by another Group.

               Miscellaneous

               Any dispute arising out of or in connection with the Distribution Agreement will be submitted to arbitration in accordance with the procedures described in the Agreement.


               After the Distribution, there will exist relationships that may lead to conflicts of interest. Each of the Company, C-TEC and RCN will effectively be controlled by Kiewit Telecom. In addition the majority of the Company's named executive officers will also be acting as directors and/or executive officers of C-TEC or RCN following the Distribution. See "Management." In particular, David C. McCourt, Chairman and Chief
Executive Officer of the Company as of the Distribution, will also serve as Chairman and Chief Executive Officer of RCN and will remain as a director and Chairman and Chief Executive Officer of C-TEC. Mr. McCourt expects to devote 10% or less of his time to managing the affairs of the Company. The Company's other named executive officers expect to devote only a portion of their time to the affairs of the Company, as follows: Mr. Haverkate (approximately 25%); Mr. Stoklosa (approximately 25%); and Mr. Gdovin
(over 50%). The success of the Company may be affected by the degree of involvement of its officers and directors in the Company's business and the abilities of the Company's officers, directors and employees in managing both the Company and the operations of RCN and/or C-TEC. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.


The Company has not adopted any formal policy regarding conflicts of interest but anticipates doing so shortly after the Distribution.

Tax Sharing Agreement

               The Tax Sharing Agreement, by and among the Company, RCN and C-TEC (the "Tax Sharing Agreement"), governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of the Company, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Company Group, the RCN Group, or the C-TEC Group will be borne solely by such group. Adjustments to all other tax liabilities will be borne 50% by C-TEC, 20% by the Company and 30% by RCN.

               Notwithstanding the above, if as a result of the acquisition of all or a portion of the capital stock or assets of the Company, the Distribution or the RCN Distribution fails to qualify as a tax-free distribution under Section 355 of the Code, then the Company will be liable for any and all increases in tax attributable thereto.

               Notwithstanding the above, if as a result of the acquisition of all or a portion of the capital stock or assets of RCN, the Distribution or the RCN Distribution fails to qualify as a tax-free distribution under Section 355 of the Code, then RCN will be liable for any and all increases in tax attributable thereto.


                                TRADING MARKET

               There has been no trading market for the Company Common Stock, and there can be no assurances as to the establishment or continuity of any such market. However, it is expected that a "when-issued" trading market may develop on or about the Record Date. The Company has applied for listing of the Company Common Stock on NASDAQ under the symbol "CABL." It is a condition to the obligation of C-TEC to consummate the Distributions that the Company Common Stock to be issued in the Distribution and the common stock of RCN to be distributed in the RCN Distribution shall have been approved for listing on NASDAQ, subject to official notice of issuance. See "Relationship Among the Company, C-TEC and RCN--Terms of Distribution Agreement."


               Prices at which the Company Common Stock may trade prior to the Distribution on a "when-issued" basis or after the Distribution cannot be predicted. Prices at which trading in shares of Company Common Stock occurs may fluctuate significantly. See "Risk Factors--No Prior Market for Common Stock." The prices at which the Company Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the markets served by the Company. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many telecommunications stocks and that have often been unrelated or disproportionate to the operating performance of individual companies. These and other factors may adversely affect the market price of the Company Common Stock.

               The Company Common Stock received by holders of C-TEC Common Equity pursuant to the Distribution will be freely transferable, except for shares of such Company Common Stock received by any person who may be deemed an "affiliate" of the Company within the meaning of Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, the Company, and may include the directors and principal executive officers of the Company as well as Kiewit Telecom, the principal stockholder of the Company. Persons who are affiliates of the Company will be permitted to sell their Company Common Stock received pursuant to the Distribution only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

               The Company anticipates that options to purchase _____ shares of Company Common Stock will be outstanding immediately following the Distribution, which options will be granted pursuant to the Company's plans. See "Management--Executive Compensation". Shares of Company Common Stock issued upon exercise of such options will be registered on Form S-8 under the Securities Act and will, therefore, be freely transferable, except by affiliates as described above. Except for the shares of Company Common Stock distributed in the Distribution and such stock options, no securities of the Company will be outstanding as of or immediately following the Distribution. The Company has not entered into any agreement or otherwise committed to register any shares of Company Common Stock under the Securities Act for sale by security holders. Except for the shares registered on this Registration Statement in connection with the Distribution and common equity offered pursuant to employee benefit plans, no common equity of the Company is being, or has been publicly proposed to be, publicly registered or offered by the Company.


                                   DIVIDENDS

               The Company anticipates that future revenues will be used principally to support operations and finance growth of the business and, thus, the Company does not intend to pay cash dividends on the Company Common Stock in the foreseeable future. The payment of any cash dividends in the future will be at the discretion of the Company Board. The declaration of any dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Company Board may deem relevant. The Credit Agreement into which the Company has entered contains restrictions on the payment of dividends. See "Description of the Credit Agreement."


             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


               Prior to the Distribution Date, the Company has been operated as part of C-TEC. The following Unaudited Pro Forma Consolidated Statement of Operations sets forth the historical statements of operations of the Company for the year ended December 31, 1996, and the six months ended June 30, 1997 and as adjusted for the Distribution and the related transactions and events described in the Notes thereto as if the Distribution and such transactions and events had been consummated on January 1, 1996. The following Unaudited Pro Forma Consolidated Balance Sheet sets forth the historical balance sheet of the Company as of June 30, 1997, and as adjusted for the Distribution and the related transactions and events described in the Notes thereto as if the Distribution and such transactions and events had been consummated on June 30, 1997.


               Management believes that the assumptions used provide a reasonable basis on which to present such Unaudited Pro Forma Condensed Consolidated Financial Statements. The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the historical Financial Statements and Notes thereto included elsewhere in this Information Statement and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Unaudited Pro Forma Consolidated Financial Statements are provided for information purposes only and should not be construed to be indicative of the Company's results of operations or financial condition had the Distribution and the transactions and events described above been consummated on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had the Company been operated as a separate, independent Company during such period, and are not necessarily indicative of the Company's future results of operations or financial condition.


                           Cable Michigan, Inc.
         Unaudited Pro Forma Consolidated Statement of Operations
                       Year Ended December 31, 1996
                     ($ in thousands, except per share
                       amounts and number of shares)

                                                                                  Adjustments        Pro Forma
                                                                                       for              for
                                                                 Historical       Distribution      Distribution
                                                                 ----------       ------------      ------------
Sales.......................................................       $76,187                            $76,187
Cost and expenses, excluding depreciation and amortization..        44,091                             44,091
Depreciation and amortization...............................        31,427                             31,427
                                                                   -------                            -------
Operating income............................................           669                                669
Interest income.............................................           127                                127
Interest expense............................................       (15,179)         $13,952 (1)
                                                                                     (8,634)(2)        (9,861)
Other expense, net..........................................          (736)                              (736)
                                                                   -------          -------           -------
(Loss) before income taxes..................................       (15,119)           5,318            (9,801)
(Benefit) for income taxes..................................        (5,712)           4,883 (1)
                                                                                     (3,022)(2)        (3,851)
                                                                   -------          -------           -------
(Loss) before minority interest.............................        (9,407)           3,457            (5,950)
Minority interest in loss of consolidated entities..........         1,151                              1,151
                                                                   -------          -------           -------
Net (loss)..................................................       $(8,256)          $3,457           $(4,799)
                                                                   =======          =======           =======
Unaudited pro forma net (loss) per common share.............                                          $[     ]

Weighted average number of common shares outstanding.......                                            [     ](3)


                           Cable Michigan, Inc.
         Unaudited Pro Forma Consolidated Statement of Operations
                      Six Months Ended June 30, 1997
                     ($ in thousands, except per share
                       amounts and number of shares)


                                                                                    Adjustments        Pro Forma
                                                                                        for               for
                                                                  Historical        Distribution      Distribution
                                                                  ----------        ------------      ------------
Sales........................................................       $40,230                             $40,230
Cost and expenses, excluding depreciation and amortization...        23,251                              23,251
Depreciation and amortization................................        15,896                              15,896
                                                                    -------                             -------
Operating income.............................................         1,083                               1,083
Interest income..............................................            79                                  79
Interest expense.............................................        (6,893)          $6,325 (1)
                                                                                      (4,317)(2)         (4,885)
Other expense, net...........................................          (320)                               (320)
                                                                    -------           ------            -------
(Loss) before income taxes...................................        (6,051)           2,008             (4,043)
(Benefit) for income taxes...................................        (2,371)           2,214 (1)
                                                                                      (1,511)(2)         (1,668)
                                                                    -------           ------            -------
(Loss) before minority interest and equity in unconsolidated
  entities...................................................        (3,680)           1,305             (2,375)
Minority interest in loss of consolidated entities...........           427                                 427
                                                                    -------           ------            -------
Net (loss)...................................................       $(3,253)          $1,305            $(1,948)
                                                                    =======           ======            =======

Unaudited pro forma net (loss) per common share..............

Weighted average number of common shares outstanding (3).....                                            [     ](3)




   See accompanying notes to pro forma consolidated financial statements

                             Cable Michigan, Inc.
                Unaudited Pro Forma Consolidated Balance Sheet
                                 June 30, 1997
                               ($ in thousands)

                                                                                         Adjustments for        Pro Forma for
                                                                      Historical          Distribution          Distribution
                                                                      ----------         ---------------        -------------
ASSETS
 Cash and temporary cash investments...........................         $3,233             $110,000 (4)
                                                                                           (110,000)(5)
                                                                                               (818)(6)             $2,415
 Accounts receivable, net of reserve for doubtful accounts of
   $681........................................................          3,846                                       3,846
 Prepayments and other.........................................            553                                         553
 Accounts receivable - affiliates..............................          1,068               (1,068)(7)                --
 Deferred income taxes.........................................          1,019                                       1,019
 Property, plant and equipment, net of accumulation of
   depreciation................................................         74,278                                      74,278
 Intangible assets, net........................................         53,135                                      53,135
 Deferred charges and other assets.............................            164                  818 (6)                982
                                                                      --------              -------               --------
Total Assets...................................................       $137,296              $(1,068)              $136,228
                                                                      ========              =======               ========

LIABILITIES AND SHAREHOLDER'S DEFICIT
Liabilities
 Current maturities of long-term debt..........................         $1,925                                      $1,925
 Accounts payable..............................................          2,813                                       2,813
 Advance billings and customer deposits........................          2,295                                       2,295
 Accrued taxes.................................................            245                                         245
 Accrued interest..............................................             13                                          13
 Accrued cable programming expense.............................          2,158                                       2,158
 Accrued litigation costs......................................          2,150                                       2,150
 Accrued expenses..............................................          2,379                                       2,379
 Accounts payable - affiliates.................................         10,083             $(10,083)(7)                 --
 Long-term debt................................................         14,138              110,000 (4)
                                                                                             15,000 (8)            139,138
 Notes payable - affiliates....................................        142,347             (110,000)(5)
                                                                                            (32,347)(7)                 --
 Deferred income taxes.........................................         24,465                                      24,465
                                                                      --------              -------               --------
 Total liabilities.............................................        205,011              (27,430)               177,581
                                                                      --------              -------               --------
 Minority Interest.............................................         14,269                                      14,269
 Commitments and contingencies.................................        (81,984)             (15,000)(8)
 Common shareholder's deficit..................................                              41,362 (7)            (55,622)
                                                                      --------              -------               --------
Total Liabilities and Shareholder's Deficit....................       $137,296              $(1,068)              $136,228
                                                                      ========              =======               ========




   See accompanying notes to pro forma consolidated financial statements


                           Cable Michigan, Inc.
                       Notes to Unaudited Pro Forma
                     Consolidated Financial Statements
                          (dollars in thousands)


The Unaudited Pro Forma Consolidated Statements of Operations and Balance Sheet of Cable Michigan assume that the Company was an autonomous entity rather than a wholly owned subsidiary of C-TEC at the dates and for the periods shown. The Pro Forma adjustments, as described below, are keyed to the corresponding amounts shown in the "Adjustments for Distribution" column in the relevant statement.

               (1) Adjustment to eliminate interest expense and related income taxes on outstanding affiliate notes payable owned by the Company of which $110,000 are assumed to be treated as repaid and the remaining balance is assumed to be treated as a capital contribution to the Company from the borrower.

               (2) Adjustment to reflect interest expense and amortization of debt issuance costs, and related income taxes, on new third party debt of $125,000, which is assumed to be incurred (see (4) and (8)).

               (3) The weighted average number of common shares outstanding reflects the product of (i) the Distribution ratio times
                   (ii) the number of shares of Company Common Stock
                   outstanding as of [       ], 1997.

               (4) Adjustment to reflect the assumed incurrence of new third party debt of $110,000 by the Company.

               (5) Adjustment to reflect the assumed partial payment of notes payable-affiliate. The Company will incur new third party debt for the purpose of repaying a portion of the total amount of outstanding affiliate notes payable owed to a subsidiary of RCN.

               (6) Adjustment to reflect debt issuance costs in connection with the assumed incurrence of the new third party debt.

               (7) Adjustment to reflect the assumed treatment of remaining receivable and payable balances with affiliates as capital contributions to (from) the respective affiliates.

               (8) Adjustment to reflect the assumption of third-party debt of
                   C-TEC of $15,000 collateralized by the 62% interest in Mercom.


                           PRO FORMA CAPITALIZATION

               Prior to the Distribution Date, the Company has been operated as part of C-TEC. The following table sets forth the capitalization of the Company as of June 30, 1997, and as adjusted to give effect to the Distribution and the related transactions and events described in the notes hereto and the Notes to the Unaudited Pro Forma Consolidated Balance Sheet included in this Information Statement as if the Distribution and such transactions and events had been consummated on June 30, 1997.


               Management believes that the assumptions used provide a reasonable basis on which to present such Pro Forma Capitalization. The Pro Forma Capitalization table below should be read in conjunction with the historical Financial Statements and Notes thereto included elsewhere in this Information Statement, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Consolidated Financial Statements." The Pro Forma Capitalization table below is provided for information purposes only and should not be construed to be indicative of the Company's capitalization or financial condition had the Distribution and such related transactions and events been consummated on the date assumed, may not reflect the capitalization or financial condition which would have resulted had the Company been operated as a separate, independent Company during such period, and are not necessarily indicative of the Company's future capitalization or financial condition.

                                                                 June 30, 1997
                                                                ($ in thousands)
                                                                           Pro Forma
                                                         Historical    for Distribution
                                                         ----------    ----------------
Long-term debt (including current portion)..............  $ 16,063         $141,063
Notes payable - affiliates..............................   142,347              --
                                                          --------         --------
   Total indebtedness...................................   158,410          141,063
Common shareholder's deficit............................   (81,984)         (55,622)
                                                          --------         --------
   Total capitalization.................................  $ 76,426          $85,441
                                                          ========         ========


                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


               Prior to the Distribution Date, the Company has been operated as part of C-TEC. The table below sets forth selected historical consolidated financial data for the Company. The historical consolidated financial data presented below reflect periods during which the Company did not operate as an independent company and, accordingly, certain assumptions were made in preparing such financial data. Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.


               The selected historical consolidated financial data for the years ended December 31, 1993 and 1992 and as of December 31, 1994, 1993 and 1992 are derived from the Company's unaudited historical consolidated financial statements not included in this Information Statement. The selected historical consolidated financial data of the Company for the years ended December 31, 1996, 1995 and 1994 and as of December 31, 1996 and 1995 are derived from and should be read in conjunction with the Company's audited historical consolidated financial statements included elsewhere in this Information Statement. The selected historical consolidated financial data for the six month periods ended June 30, 1997 and 1996 and as of those dates are derived from and should be read in conjunction with the Company's unaudited historical consolidated financial statements included elsewhere in this Information Statement. In the opinion of the Company's management, these six month consolidated historical financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results for such interim periods are not necessarily indicative of the results for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements. Earnings per share data are presented elsewhere in this Information Statement on a pro forma basis only. See "Unaudited Pro Forma Consolidated Financial Statements."


                                       Six Months Ended June 30,                  Year Ended December 31,
                                       -------------------------    -------------------------------------------------------
                                                                       (dollars in thousands)
                                        1997              1996       1996        1995        1994        1993        1992
                                       -------          -------     -------     -------     -------     -------    --------
Statement of Operations Data:
 Sales...........................     $ 40,230         $ 37,345    $ 76,187    $ 60,675    $ 49,141    $ 48,665    $ 43,860
 Costs and Expenses, excluding
   depreciation and amortization.       23,251           21,835      44,091      34,749      28,543      28,655      28,142
 Depreciation and amortization...       15,896           15,713      31,427      25,154      28,685      32,697      31,720
                                      --------         --------    --------    --------    --------    --------    --------
 Operating income (loss).........        1,083             (203)        669         772      (8,087)    (12,687)    (16,002)
 Interest income.................           79               55         127          55          --          --          44
 Interest expense................       (6,893)          (7,874)    (15,179)    (15,973)    (15,767)    (15,960)    (16,672)
 Other (expense)/income, net.....         (320)            (266)       (736)       (363)     (1,307)       (461)       (178)
 (Benefit) provision for income
   taxes.........................       (2,371)          (3,056)     (5,712)     (5,590)         52        (799)    (11,019)
 Minority interest in (income)
   loss of consolidated entities.          427              609       1,151        (186)         --          --          --
 Equity in (loss) of                        --              --           --        (396)     (1,013)       (834)       (840)
unconsolidated entities..........
                                      --------         --------    --------    --------    --------    --------    --------
 Net (Loss)......................       (3,253)          (4,623)     (8,256)    (10,501)    (26,226)    (29,143)    (22,629)
                                      ========         ========    ========    ========    ========    ========    ========

Balance Sheet Data:
 Total assets....................      137,296          159,336     149,200     172,759     116,972     147,286     162,088
 Long-term liabilities...........       14,138           16,555      15,680      17,430          --          --          --
 Common shareholder's (deficit)..      (81,984)         (77,294)    (79,741)    (73,757)    (76,931)    (60,419)    (38,251)

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

               The following discussion should be read in conjunction with the Company's historical Consolidated Financial Statements and Unaudited Pro Forma Consolidated Financial Statements and the Notes thereto included elsewhere in this Information Statement.

General

               Prior to the Distribution Date, the Company has been operated as part of C-TEC. The historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company been an independent, public Company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition. Dollar amounts contained in the following section are in thousands.

Results of Operations


               Six Months Ended June 30, 1997 Compared With Six Months Ended
v. June 30, 1996

               For the six months ended June 30, 1997, operating income before depreciation and amortization was $16,979 as compared to $15,510 for the six months ended June 30, 1996. Sales increased 7.7% to $40,230 for the six month period ended June 30, 1997 from $37,345 for the same period in 1996. Net loss was ($3,253) for the six months ended June 30, 1997 as compared to ($4,623) for the six months ended June 30, 1996. The improvement is principally due to lower interest expense of $981 in 1997 as compared to 1996 and higher operating income before depreciation and amortization of $1,469 in 1997 as compared to 1996, offset by a lower benefit for income taxes.

               Sales are primarily comprised of subscription fees for basic service packages, premium and pay per view services and cable advertising sales. For the six months ended June 30, 1997, sales were $40,230, an increase of $2,885 or 7.7%, primarily due to higher basic service revenue resulting from approximately 6,521 additional average monthly subscribers over the same period in 1996 and the effects of rate increases during the first quarter of 1997. The Company recognizes that managing customer turnover is an important factor in maximizing revenues and cash flow. The Company's average monthly customer turnover rate for the six months ended June 30, 1997 was approximately 1.5%.

               Cost and expenses, excluding depreciation and amortization, are comprised of direct costs of providing services, primarily cable programming and franchise costs, salaries and benefits, customer service costs, sales and marketing costs and general and administrative expenses. For the six months ended June 30, 1997, costs and expenses, excluding depreciation and amortization, were $23,251, an increase of $1,416 or 6.5% as compared to the six months ended June 30, 1996. The increase is primarily due to higher basic programming costs resulting from higher rates, additional channels and increased subscribers.

               Depreciation and amortization was $15,896 and $15,713 for the six months ended June 30, 1997 and 1996, respectively.

               Interest expense was $6,893 and $7,874 for the six months ended June 30, 1997 and 1996, respectively. The decrease of $981 or 12.5% is due primarily to lower average outstanding debt.

               The Company's effective income tax rate was (42.2)% for the six months ended June 30, 1997 and (39.8)% for the six months ended June 30, 1996. The difference is primarily due to the reversal of certain valuation allowances for net operating loss carryforwards in 1997 based on the expected utilization of such net operating loss carryforwards.


               Year Ended December 31, 1996 Compared With Year Ended December 31, 1995

               For the year ended December 31, 1996, operating income before depreciation and amortization was $32,096 as compared to $25,926 for the year ended December 31, 1995. Sales increased 25.6% to $76,187 for 1996 from $60,675 in 1995. For the year ended December 31, 1996, net loss was $(8,256) as compared to a net loss of $(10,501) for 1995. The improvement in operating income before depreciation and amortization of $6,170 was substantially offset by higher depreciation and amortization of $6,273. Lower interest expense of $794 and a higher minority share of Mercom's losses of $1,337 primarily account for the decrease in the net loss of $2,245 in 1996 as compared to 1995.


               Sales for 1996 were $76,187, an increase of $15,512 or 25.6%, primarily as a result of the consolidation of Mercom for a full year in 1996 as compared to five months in 1995. Mercom accounts for $9,648 of the increase in sales over the same period in 1995. On an annualized basis, Mercom's sales increased approximately $1,600 or 11.7%, of which approximately $1,000 relates to a rate increase implemented in February 1996 and approximately $500 relates to 1,845 additional average subscribers per month in 1996 as compared to 1995. The remaining $5,864 increase in consolidated sales is due primarily to an increase in average subscribers of Cable Michigan of approximately 7,600 and the effects of rate increases of approximately 12.1% in April 1995, which affected 1996 results for a full year, and approximately 5% in February 1996. On an annualized basis, the rate increases, excluding Mercom, provide additional basic revenues of approximately $3,700, subject to final decision by the FCC with respect to these rate increases, of which no assurances can be given. The Company's average monthly turnover rate for 1996 was 1.6%.


               Costs and expenses, excluding depreciation and amortization, were $44,091 for 1996, an increase of $9,342, or 26.9% as compared to 1995. The increase is primarily due to the consolidation of the financial results of Mercom for a full year in 1996 as compared to five months in 1995, as discussed above. Mercom contributed $6,097 to the increase in costs and expenses in 1996.

               On an annualized basis, Mercom's costs and expenses, excluding deprecation and amortization, increased approximately $1,200 or 13.5%. Programming, franchise and other variable costs increased approximately $775. This increase is directly related to costs associated with subscriber growth, increased programming rates on existing channels and new basic channels added during the year. Operating, marketing and other fixed system costs increased by $423. This increase is primarily due to salaries and benefits, costs associated with maintaining a larger subscriber base and a concentration on customer service initiatives. The remaining increase in costs and expenses, excluding depreciation and amortization, is primarily due to higher programming expense of Cable Michigan due to license fee increases, subscriber growth and channel additions.

               Depreciation and amortization was $31,427 in 1996, an increase of $6,273, or 24.9% as compared to 1995. The increase is attributable to the securing of a majority voting interest in Mercom in August 1995. Mercom's financial results have been consolidated since that time resulting in an increase in depreciation and amortization of approximately $5,800 for the twelve months in 1996 as compared to the five months in 1995.

               Interest expense was $15,179 in 1996, a decrease of approximately $800, or 5% as compared to 1995, due to a combination of lower average outstanding borrowings and lower average interest rates.

               The Company acquired a majority voting interest in Mercom in August 1995 pursuant to a common stock rights offering. Immediately prior to the rights offering, the Company had a 43.63% interest in Mercom and accounted for its investment under the equity method. Following the rights offering, the Company has a 61.92% interest in Mercom and has consolidated Mercom in its financial statements since August 1995. As a result, for 1995, minority interest in the income of Mercom was $(186) while for 1996, minority interest in the loss of Mercom was $1,151.

               The Company's effective income tax rate was (34.7)% in 1995 and (40.9)% in 1996. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 5 to the Financial Statements.

               Year Ended December 31, 1995 Compared With Year Ended December 31, 1994

               For the year ended December 31, 1995, operating income before deprecation and amortization was $25,926 as compared to $20,598 for the year ended December 31, 1994. Sales increased 23.5% to $60,675 for 1995 from $49,141 in 1994. For the year ended December 31, 1995, net loss was $(10,501) as compared to a net loss of $(26,226) for 1994. The higher operating income before depreciation and amortization of $5,328, lower depreciation and amortization of $3,531 and higher income tax benefits of $5,642 primarily account for the decrease in the net loss of $15,725 in 1995 as compared to 1994.


               Sales increased $11,534 or 23.5% primarily as a result of the securing of a majority voting interest in Mercom in August 1995, whose financial results are included in the consolidated results since that time. The Company previously owned 43.63% of the voting stock of Mercom and accounted for its investment under the equity method. Mercom accounts for $5,922 of the increase in sales over the same period in 1994. On an annualized basis, Mercom's sales increased approximately $1,000, or 7.8% primarily due to approximately 2,300 average additional basic subscribers per month, which generated approximately $600 of the increase, and a rate increase in April, which generated approximately $300 of the increase. The remaining $5,612 increase in consolidated sales is due primarily to an increase in average subscribers of Cable Michigan of approximately 10,800 and the effect of a rate increase of approximately 12.1% in April. The Company's average monthly turnover rate for 1995 was 1.6%.


               Costs and expenses, excluding depreciation and amortization, were $34,749, an increase of $6,206 or 21.7% in 1995 as compared to 1994. The increase is primarily due to the consolidation of Mercom since August 1995. Mercom contributed $3,831 to the increase in costs and expenses in 1995. On an annualized basis, Mercom's costs and expenses, excluding depreciation and amortization, increased approximately $900, or 6.5%. Programming, franchise and other variable costs increased $461. This increase is directly related to costs associated with subscriber growth, increased programming rates on existing channels and new basic channels added during 1995. Operating, marketing, fixed and other general and administrative costs increased $412, or 8.6%, in 1995. The increase is primarily due to salaries and benefits, costs associated with maintaining a larger subscriber base and a concentration on customer service initiatives.

               The remaining increase in costs and expenses, excluding depreciation and amortization, is attributable to higher allocated corporate management fees, higher customer service expense and higher programming expense of Cable Michigan due to license fee increases, subscriber growth and channel additions.

               Depreciation and amortization for 1995 was $25,154, a decrease of $3,531 due to the expiration of a noncompete agreement entered into in connection with the acquisition of the Cable Michigan system, partially offset by higher depreciation and amortization resulting from the consolidation of Mercom since August 1995.

               The Company's effective income tax rate was (0.2)% in 1994 and (34.7)% in 1995. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 5 to the 1996 consolidated financial statements.

Liquidity and Capital Resources


               Pursuant to the restructuring, it is anticipated that the Company will incur approximately $110,000 of newly issued third party debt for the purpose of repaying a portion of the total amount of outstanding intercompany notes payable owed to C-TEC Cable Systems, Inc., which is an RCN business. C-TEC Cable Systems, Inc. will treat the remaining amount of outstanding intercompany indebtedness of the Company as a capital contribution to the Company. Also in connection with the restructuring, the Company will assume approximately $15,000 of C-TEC indebtedness, which indebtedness will be secured by the 62% interest in Mercom. Following the refinancing of its intercompany debt with third party debt, the Company expects to have a ratio of debt to operating income before depreciation and amortization of approximately 4.3:1.0. The Company expects to be in compliance with all provisions and covenants of its Credit Agreement following the Distribution. See "Description of the Credit Agreement." The Company's subsidiary, Mercom, is a party to the Mercom Loan Agreement, under which loans in a principal amount of approximately $16 million were outstanding as of June 30, 1997.
The Distribution, if it occurs, will constitute a change of control as defined in the Mercom Loan Agreement and, if no other action is taken, will be an event of default. Upon the occurrence of such an event of default, the lender under the Mercom Loan Agreement could accelerate the principal amount outstanding. The Company is exploring a number of alternatives, including: (i) amending the Credit Agreement to increase the amount of loans available thereunder by an amount equal to the principal amount outstanding under the Mercom Loan Agreement balance (which would require the agreement of all the banks), borrowing such amount under the Credit Agreement and using the proceeds to purchase the Mercom Loan Agreement;
(ii) obtaining a waiver of the event of default from the lender under the Mercom Loan Agreement and (iii) refinancing the Mercom Loan Agreement. Management believes that it will be able to resolve this matter in a satisfactory manner, but there can be no assurances in that regard.

               The Company has generated operating income before depreciation and amortization of $32,096, $25,926 and $20,598 for the years ended December 31, 1996, 1995 and 1994, respectively. The Company expects to continue generating positive cash flow which will be reinvested and which the Company believes will be sufficient to fund its capital requirements and debt service. The Company estimates that its capital requirements for planned system upgrades over the three year period through 1999 will be approximately
$52.6 million. The Company currently has budgeted capital expenditures in respect of system upgrades of approximately $12.5 million during 1997, approximately $22.6 million during 1998 and approximately $17.5 million during 1999. The Company believes that cash flow generated by operations, cash balances and, if necessary, borrowings, will enable the Company to meet its capital expenditure requirements and to make scheduled payments of principal and interest on indebtedness. There can, however, be no assurances in that regard.

               For the first six months of 1997, the Company's net cash provided by operating activities was $11,082 comprised primarily of a net loss of $3,253 adjusted by non-cash depreciation and amortization of $15,896, other non-cash items totaling ($2,225) and working capital changes of ($243). Net cash used in investing activities of $4,560 consisted primarily of additions to property, plant and equipment of $4,503. Net cash used in financing activities of $6,586 consisted of a change in affiliate notes of $5,219 and redemption of long-term debt of $1,367.


               For the year ended December 31, 1996, the Company generated cash from operating activities of $27,817, comprised principally of a net loss of $8,256 adjusted for non-cash depreciation and amortization of $31,427, other non-cash items of $2,099 and working capital changes of $2,393. Net cash used in investing activities was $9,215, comprised principally of capital expenditures of $9,605. Net cash used in financing activities was $18,334, comprised of a decrease in affiliate notes of $16,834 and principal payments on long-term debt of $1,500.


                      DESCRIPTION OF THE CREDIT AGREEMENT

               This section of the Information Statement describes the terms and conditions of the Credit Agreement that the Company has in place. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Credit Agreement, which is filed as an exhibit to the Form 10 and is incorporated herein by reference. Capitalized terms used in this Section and not otherwise defined herein are used as defined in the Credit Agreement.


               The Company has in place two secured credit facilities (the "Credit Facilities") pursuant to a single credit agreement with a group of lenders (the "Lenders") for which First Union National Bank acts as agent (the "Credit Agreement"), which was effective as of July 1, 1997 (the "Closing Date"). The first is a five-year revolving credit facility in the amount of $45 million (the "Revolving Credit Facility"). The second is an eight-year term credit facility in the amount of $100 million (the "Term Credit Facility"). Borrowings under the Credit Facilities are available for the following purposes: (i) to refinance all existing indebtedness of the Company (including intercompany indebtedness owed to C-TEC Cable Systems, Inc.), (ii) to finance permitted acquisitions, and (iii) for capital expenditures, working capital and general corporate purposes. Borrowings under the Credit Facilities are subject to the conditions that there can be no default or event of default under the Credit Agreement and that the representations and warranties of the Company contained in the Credit Agreement must be true.

               The interest rate on the Credit Facilities will be, at the election of the Company, based on either a LIBOR or a Base Rate option (each as defined in the Credit Agreement). In the case of the LIBOR option, the interest rate will include a spread that varies, based on the Company's Leverage Ratio (defined as the ratio of Total Debt at the last day of the most recently ended fiscal quarter to Operating Cash Flow for the four fiscal quarters then ended, each as defined in the Credit Agreement), from 62.5 basis points to 137.5 basis points. In the case of the Base Rate option, the interest rate will include a spread of 12.5 basis points if such ratio exceeds 4.75:1. In the case of the Revolving Credit Facility, a fee of 20 basis points on the unused revolving commitment will accrue from the Closing Date and will be payable quarterly in arrears.


               The entire amount of the Term Credit Facility has been drawn and as of August 1, 1997, $100 million of principal was outstanding thereunder. The entire amount of the Revolving Credit Facility is available to the Company until June 30, 2002 (subject to the discussion in the last paragraph of this section). As of August 1, 1997, $10 million of principal was outstanding thereunder. Revolving loans may be repaid and reborrowed from time to time.

               The term loan must be repaid over six years in quarterly installments, at the end of September, December, March and June of each year from September 30, 1999 through June 30, 2005. The aggregate annual installments payable on the term loan are as follows:


                1999                     $5,000,000
                2000                    $11,250,000
                2001                    $13,750,000
                2002                    $16,250,000
                2003                    $20,000,000
                2004                    $22,500,000
                2005                    $11,250,000

The Company has the option to repay the term loan in whole or in part at any time, without penalty, subject to customary "breakage" charges. Any amount of the term loan that is repaid may not be reborrowed.

               The Company is required to apply 100% of the net cash proceeds realized from certain asset sales, certain payments under insurance policies and certain incurrences of additional debt to repay the revolving loans. Any excess amounts of such net cash proceeds not applied to repay revolving loans are applied to reduce the scheduled installments of the term loan on a pro rata basis.


               All borrowings under the Credit Facilities will be pari passu, and will be secured under a common collateral package including (i) a first priority pledge by the Company of 100% of the stock in each other material subsidiary created after the Closing Date (other than Mercom); and (ii) if a holding company is ever formed to hold the stock of the Company, a first priority pledge by such holding company of the stock it owns of the Company. In addition, the Company is subject to a negative pledge on the assets of the Company and its subsidiaries and a prohibition on granting other negative pledges to other parties on the assets of the Company and each of its subsidiaries. Mercom will not be treated as a subsidiary of the Company until it is 100% owned by the Company.



               The Credit Agreement contains customary covenants for facilities of this nature, including covenants limiting debt, liens, investments, consolidations, mergers, acquisitions and sales of assets, payment of dividends and other distributions and transactions with affiliates. The Credit Agreement requires the Company and its subsidiaries to maintain the following financial ratios: (i) the ratio of Total Debt at any fiscal quarter end to Operating Cash Flow for the trailing four fiscal quarters is not to exceed 5.0:1 initially, adjusting over time to 4.0:1; (ii) the ratio of Operating Cash Flow to Interest Expense for any four consecutive fiscal quarters is not to fall below 2.75:1 for the first 3 years after the Closing Date, adjusting to 3.00:1 thereafter; and (iii) the ratio of Operating Cash Flow (minus certain capital expenditures, cash taxes and cash dividends) to Fixed Charges (defined as scheduled principal payments and interest expense) for any four consecutive quarters is not to fall below 1.05:1 for periods ending on or after December 31, 1997.

               The Credit Agreement also includes customary events of default. Upon the occurrence of any event of default the lenders may accelerate the outstanding loans and cancel any unborrowed commitment. These events of default include payment and covenant defaults (subject in certain cases to a grace period), misrepresentations, cross default to certain other debt, bankruptcy, ERISA and judgment defaults and a change of control default. For this purpose, "change of control" is defined to mean any time after the Distribution Date that (A) Peter Kiewit Sons, Inc. ("PKS") shall cease to hold, either directly or indirectly through one or more PKS entities, (1) shares of the Company constituting at least thirty percent (30%) of the number of outstanding common shares or at least thirty percent (30%) of the voting power represented by the outstanding voting shares of the Company (in each case, outstanding shares excluding shares issued after the Distribution Date
(i) for cash, (ii) in consideration for the acquisition of any investment or property or the provision of services, (iii) upon the exercise of any warrant, option, convertible security or similar instrument issued, after such date for consideration described in clauses (i) and (ii) or (iv) in connection with an employee stock option plan and similar benefit arrangement adopted after the Distribution Date by the Company or any of its wholly owned subsidiaries), or
(B) any person (other than PKS or a PKS entity) or group of persons shall have acquired in one or more series of transactions beneficial ownership of more than fifty-one percent (51%) of the outstanding common stock or of the voting power represented by the outstanding voting shares of the Company.

               It is contemplated that prior to the Distribution Date the Company will assume all obligations of C-TEC under a $15 million credit facility extended by a separate group of lenders for which First Union National Bank also acts as agent (the "$15 Million Facility"). The $15 Million Facility matures in a single installment on June 30, 1999 and is secured by a first priority pledge of all shares of Mercom owned by C-TEC. As described elsewhere in this Information Statement, C-TEC proposes to contribute those shares to the Company prior to the Distribution Date, subject to the lien securing the $15 Million Facility. Prior to the time that the $15 Million Facility has been repaid (including periods prior to it being assumed by the Company), $15 million of the Revolving Credit Facility (or such lesser amount as is outstanding under the $15 Million Facility) is not available to be borrowed by the Company (the "Restricted Commitment"). If after the $15 Million Facility is assumed by the Company it is not paid when due, or an other event of default thereunder occurs, the Company must borrow the Restricted Commitment (and the lenders are obligated to make such a revolving loan regardless of whether any default under the Credit Facilities exists) and apply the proceeds to repay the $15 Million Facility. Upon being assumed by the Company, the $15 Million Facility will have interest rate provisions, covenants and events of default substantially the same as those in the Credit Agreement.


                                   BUSINESS

Overview


               Cable Michigan is a cable television operator in the State of Michigan which, as of June 30, 1997, served approximately 210,000 subscribers. These figures include the approximately 42,000 subscribers served by Mercom, a 62% owned subsidiary of the Company. Except where the context indicates otherwise, the terms the "Company" and "Cable Michigan" mean the Company and its subsidiaries, including Mercom.

               Clustered primarily around the Michigan communities of Grand Rapids, Traverse City, Lapeer and Monroe (Mercom), the Company's systems serve a total of approximately 400 municipalities in attractive suburban markets and small towns. The Company has generated strong growth in new homes passed and basic subscriber levels. From 1992 to 1996, compounded annual growth in basic subscribers was 4.4%; during the same period, basic penetration rose from 58.4% to 60.6%. Growth in homes passed has primarily been the result of new home construction and plant extensions.


               The following table summarizes the development of the Company's operations since December 31, 1992:

                                                       As of December 31,                              As of June 30,
                                  -----------------------------------------------------------      --------------------
                                    1992         1993         1994         1995         1996         1996         1997
                                  -------      -------      ------       -------      -------      -------      -------
Homes Passed:
   Wholly Owned Systems.....      226,384      235,188      244,622      250,747      261,441      254,495      266,135
   Mercom Systems...........       59,988       61,730       63,721       65,449       65,998       65,479       66,617
      Total.................      286,372      296,918      308,343      316,196      327,439      319,974      332,752
Basic Subscribers:
   Wholly Owned Systems(1)..      133,017      135,420      141,785      152,921      158,310      162,195      168,231
   Mercom Systems(1)........       34,118       34,714       37,324       38,853       40,012       40,876       41,919
      Total.................      167,135      170,134      179,109      191,774      198,322      203,071      210,150
Basic Penetration:
   Wholly Owned Systems.....        58.8%        57.6%        58.0%        61.0%        60.6%        63.7%        63.2%
   Mercom Systems ..........        56.9%        56.2%        58.6%        59.4%        60.6%        62.4%        62.9%
      All Systems...........        58.4%        57.3%        58.1%        60.7%        60.6%        63.5%        63.2%
Average Monthly Revenue
   per Subscriber for Last
   Month of the Period:(2)
   Wholly Owned Systems.....       $29.66       $29.64       $27.06       $31.59       $32.20       $32.11       $33.83
   Mercom Systems...........       $30.05       $29.70       $29.36       $30.41       $32.72       $31.93       $34.14
      All Systems...........       $29.74       $29.65       $27.53       $31.36       $32.30       $32.07       $33.89


------------
(1) Systems include seasonal communities which experience increased subscriber levels during the second and third quarters.

(2) The revenue per subscriber calculation includes premium revenue for each period.



               Cable Michigan plans to emphasize high technical standards and seeks to incorporate, when cost effective, technological advances that enhance product quality and service. In particular, the Company plans to upgrade the technical quality of its cable plant and to increase system capacity for the delivery of additional programming and new services. The Company has already deployed 538 miles of fiber optic cable as of June 30, 1997 and reduced the number of headends in its systems as part of its commitment to improved service quality and platform development for new technologies. The Company's strategic plan calls for a capital expenditure program intended to result in over 90% of the Company's customers being served by systems with a capacity of 550 MHz or 750 MHz by the end of 2001. The Company's wholly owned systems are currently built to 300 - 450 MHz, with the majority of the systems having a capacity of 300 - 330 MHz. These systems include 53 headends, with two of these headends serving approximately 63,500 subscribers. The Mercom systems in Michigan include 5 headends and are built to 400 - 450 MHz.


               The Company derives the majority of its revenues from recurring subscription services and generates additional revenues from non-subscription services such as advertising, pay-per-view, installations and commissions from
electronic retailing.   Monthly subscription rates and related charges vary
according to the type of service or equipment selected.


               The Company's systems include the Mercom systems, which as of June 30, 1997 served approximately 40,100 subscribers in Michigan and approximately 1,900 subscribers in a planned development community in Port St. Lucie, Florida. In July 1997 Mercom sold its Port St. Lucie, Florida system to Adelphia Communications Corporation for $3,650,000 in cash. As the 62% owner of Mercom, the Company accounts for all Mercom subscribers as Cable Michigan subscribers. The Company and Mercom have entered into a Management Agreement pursuant to which the Company has been retained to operate and manage the cable television systems of Mercom. In May 1997, C-TEC proposed to acquire the remaining 38% interest in Mercom held by the public in exchange for 8.75% of the Company's common stock. Mercom's Board of Directors formed a special committee composed of directors unaffiliated with the Company to evaluate the proposal, but discussions have been suspended pending completion of the Distribution. After the Distribution is completed, the Company will reevaluate the previous proposal and determine whether to resume discussions with the special committee.


Cable Television Industry Overview

               Cable television provides a wide variety of channels of television programming, consisting primarily of video entertainment, sports and news, as well as informational services, locally originated programming and digital audio programming, to the homes of subscribers who pay a monthly fee for the service. Television and radio signals are received by means of off-air antennas, microwave relay systems and satellite earth stations and then distributed, along with locally originated programs and ancillary services, to subscribers' homes over networks of coaxial and fiber-optic cables.

               Cable television systems generally offer subscribers various levels or "tiers" of cable services consisting of broadcast television signals available off-air in any locality, television signals from so-called "superstations" originating in distant cities such as WTBS from Atlanta and WGN from Chicago, various satellite-delivered, non-broadcast channels (such as ESPN, Inc. ("ESPN"), Cable News Network ("CNN"), the USA Network, and MTV:
Music Television ("MTV")), displays of information featuring news, weather and stock market reports and programming originating locally in the systems (such as public, educational and governmental access channels). Cable systems also generally provide premium services to subscribers for an extra monthly charge. These premium services include, for example, Home Box Office[Registered], Cinemax[Registered], Showtime[Registered], The Movie Channel[Trademark] and Encore[Registered], which generally offer, without commercial interruption, feature motion pictures, live and taped sporting events, concerts and other special features. A cable system may also offer pay-per-view services, which permit a subscriber to order, for a separate fee, individual feature motion pictures and special event programs.

               Monthly service fees constitute the major source of revenue for cable television systems. A subscriber to a cable television system generally pays an initial connection charge and a fixed monthly fee for the cable programming services received. The amount of the monthly service fee varies from one area to another, and historically has been a function, in part, of the number of channels and services included in the service package and the cost of such services to the cable television system operator. Rates are generally subject to regulation under the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Act"). See "Legislation and Regulation."

               Cable television operators have been able to generate other sources of revenue. In most instances, a separate monthly fee for each premium service and certain other specific programming is charged to subscribers, with discounts generally available to subscribers receiving multiple premium services. Operators have been able to generate additional revenue through the sale of commercial spots and channel space to advertisers. As with other forms of advertising, the cable television operator receives a fee from the advertisers that is based on the programming service on which the advertisements appear, the volume of advertising and the time of the day at which it is broadcast. Advertising, as well as fees generated by home shopping and pay-per-view, represent additional sources of revenue for cable television systems. These services are not regulated under the 1992 Act.

               Cable television operators have been taking steps to expand their service offerings in order to generate additional revenue. These new services include Internet and other data services. These new services require high capacity networks, and as a result, many cable operators have been upgrading their facilities in anticipation of offering these services.

               Cable television systems are generally constructed and operated under non-exclusive franchises granted by state or local governmental authorities. Franchises typically contain many conditions, such as time limitations on commencement or completion of construction; conditions of service, including number of channels and provision of free services to schools and other public institutions; and the maintenance of insurance and indemnity bonds. Cable franchises are subject to the Cable Communications Policy Act of 1984 (the "1984 Act"), the 1992 Act (together with the 1984 Act, the "Cable Acts") and the Telecommunications Act of 1996 (the "1996 Act"), as well as FCC, state and local regulations. See "Legislation and Regulation."

               Franchises typically provide for periodic payment of fees to franchising authorities which are negotiated in each franchise agreement.
These fees cannot exceed 5% of gross revenues and may be passed on to subscribers. Franchises are generally not exclusive and are generally not transferable without the consent of the governmental authority. Although franchises are often renewed for companies that have provided adequate service and have complied generally with franchise terms, in the future, renewals may be more difficult as a result of the 1992 Act and may include less favorable terms and conditions. Furthermore, governmental authorities may choose to award additional franchises to competing companies at any time. See
"--Competition," "-- Franchises" and "Legislation and Regulation." In addition, under the 1996 Act, certain providers of programming services may be exempt from local franchising requirements.

Company Strategy


               The Company intends to maintain and enhance the value of its current cable television systems through upgrading their networks as appropriate given the characteristics of the particular service area. The Company also intends to institute new services as they are developed and become economically viable. At this stage, the Company's highest priority is to increase system capacity and improve system reliability and picture quality. Such network improvements are necessary to enable the Company to better withstand potential competition, expand channel lineups (which would permit the Company to increase revenue) and facilitate new services when economically viable. The Company's strategic plan calls for a capital expenditure program intended to result in over 90% of the Company's customers being served by systems with a capacity of 550 MHz or 750 MHz by the end of 2001. The Company's wholly owned systems are currently built to 300 - 450 MHz, with the majority of the systems having a capacity of 300 - 330 MHz, and include 53 headends, with two of these headends serving approximately 63,500 subscribers. The Mercom systems in Michigan include 5 headends and are built to 400 - 450 MHz.


               The Company intends to evaluate and, if appropriate, pursue potential acquisitions of cable television systems that are contiguous, or otherwise in reasonable geographic proximity, to the Company's existing systems. Increasing the size of the Company's clusters will enable the Company to obtain operating efficiencies and may position the Company to capitalize on new revenue and business opportunities as the telecommunications industry evolves. Given the number of relatively small independently owned systems located near the Company's systems, the Company believes that there may be a number of attractive acquisition opportunities.

               Capital expenditures for system extensions and upgrades, the development of new services and the acquisition of additional cable television systems are subject to the availability of cash generated from operations and debt or equity financing. The capital resources needed to accomplish these strategies are expected to be provided by cash flow from operations, the Credit Agreement and, in the case of acquisitions, borrowings from other sources. There can be no assurance that the capital resources necessary to accomplish the Company's plans will be available on terms and conditions acceptable to the Company, or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the Company may consider using equity as consideration for acquisitions in appropriate cases.

The Clusters


               The Company's Michigan systems are clustered in four main areas: Grand Rapids, Traverse City, Lapeer and Monroe (Mercom). A brief description of these clusters as of June 30, 1997 is set forth below.


                                         Grand Rapids       Traverse City      Lapeer          Monroe
                                         ------------       -------------      ------          ------
Subscribers (approximate).........            71,000             81,000          16,000          40,100
Penetration Rate..................              61.3%              65.3%           61.5%           62.9%
Bandwidth Range...................        300-450MHz         300-450MHz      300-450MHz      400-450MHz
Aerial Miles......................             1,687              1,962             467           1,130
Underground Miles.................               930                946             184             201
Total Miles.......................             2,617              2,908             651           1,331
Total Fiber Miles.................                69                462               0               7
Headends..........................                20                 28               5               5

Mercom


               The Company's systems include the Mercom systems, which as of June 30, 1997 served approximately 40,100 subscribers in Michigan and approximately 1,900 subscribers in a planned development community in Port St. Lucie, Florida. In July 1997 Mercom sold its Port St. Lucie, Florida system to Adelphia Communications Corporation for $3,650,000 in cash. C-TEC acquired an interest in Mercom in 1990 and C-TEC Cable Systems was subsequently hired to manage the Mercom systems by Mercom's Board of Directors on January 1, 1992. In August 1995, C-TEC increased its ownership interest in Mercom to approximately 62%. In May 1997, C-TEC proposed to acquire the 38% minority stockholders' interest in Mercom in exchange for 8.75% of the common stock of the Company, with the result that Mercom would become a wholly owned subsidiary of the Company. Mercom's Board of Directors formed a special committee composed of directors unaffiliated with the Company to evaluate the proposal, but discussions have been suspended pending completion of the Distribution. After the Distribution is completed, the Company will reevaluate the previous proposal and determine whether to resume discussions with the special committee.

               The Company has entered into a Management Agreement with Mercom dated January 1, 1997. Under the terms of the agreement, Mercom pays a management fee equal to the greater of $500,000 or an amount equal to a certain percentage of Mercom's annual revenue. The fee schedule ranges from 5% of revenue up to $10 million to 4% of revenue over $20 million. In addition to the basic fee, the Company is also entitled to an annual incentive fee based on increases in Mercom's operating cash flow. Based on Mercom's financial performance in Michigan from July 1, 1996 through June 30, 1997, the total management fee payable to the Company under the Management Agreement would have been approximately $1,119,000. The term of the Management Agreement is three years. The Management Agreement was approved by a committee of Mercom's Board of Directors composed of directors unaffiliated with the Company.


Service Offerings

               The Company offers a variety of basic and pay cable programming packages. Since 1993, the Company has divided its service into three levels:
Limited Basic Service, Expanded Basic Service and the Family Value Package.

               The first level of service is referred to as Limited Basic. It consists primarily of off-air broadcast networks, access channels and the home shopping networks. Expanded Basic Service includes Limited Basic Service plus certain channels regulated by the FCC as "Cable Programming Service" or "CPS" tier channels. These include ESPN, USA Network, MTV, Lifetime and other traditional cable channels.

               The Family Value Package was created through the conversion of some of its traditional cable channels such as CNN and Discovery and the launch of new channels such as ESPN 2 and fX to form a new a la carte level. Networks offered through the Family Value Package may be purchased individually or as a group at a reduced rate.

               Like many cable operators in the United States, over the last four years the Company has modified its existing programming services, equipment and rates in an effort to comply with changing FCC regulations. See "Legislation and Regulation."


               Monthly service rates include fees for Limited Basic Service, Expanded Basic Service, the Family Value Package, and premium services. At June 30, 1997, monthly residential subscriber rates were as follows: Limited Basic Service rates ranged from $8.50 to $17.00; Expanded Basic Service rates ranged from $6.70 to $13.75; Family Value Package rates ranged from $2.15 to $7.69; and premium service rates ranged from $4.95 to $12.95 per service. In addition, the Company earns revenues from pay-per-view programs and advertising fees. Pay-per-view programs, which usually are either unique sporting events or recently released movies, are available on many of the Company's cable television systems. Subscribers are permitted to choose individual movies for a set fee of $3.95 per movie and individual special events for a set fee ranging from $5.95 to $49.95 or higher per event.
Related charges may include a nonrecurring installation fee that ranges from $20.00 to $38.00; however, from time to time the Company has followed the common industry practice of reducing the installation fee during promotional periods. Commercial subscribers such as hotels, motels and hospitals are charged a nonrecurring connection fee that usually covers the cost of installation. Except under the terms of certain contracts with commercial subscribers and residential apartment and condominium complexes, subscribers are free to discontinue the service at any time without penalty, and most terminations occur because a subscriber moves to another home or to another city. For the year ended December 31, 1996, of the total subscriber fees received by the Company's systems, Limited Basic Service, Expanded Basic Service and Family Value Package fees accounted for approximately 75% of total revenues, premium service fees accounted for approximately 10% of total revenues, pay-per-view fees were approximately 2% of total revenues, advertising fees were approximately 2% of total revenues and the remaining 11% of total revenues came from equipment rentals, installation fees, home shopping, franchise fees and program guide charges.


Programming and Suppliers


               The Company has entered into an arrangement pursuant to which RCN will obtain third party programming for the Company's systems. RCN generally purchases this programming at prices that are better than the Company would be able to obtain independently. Programming purchasers such as RCN generally pay a monthly fee per subscriber per channel. Under the arrangement between the Company and RCN, the Company reimburses RCN for the third party costs incurred by RCN to obtain such programming. The arrangement is terminable by the Company upon 60 days notice and by RCN upon 1 year advance notice.


               Programming costs increase in the ordinary course of the Company's business as a result of increases in the number of subscribers, expansion of the number of channels provided to customers and contractual rate increases from programming suppliers. The Company anticipates that programming costs will increase, exceeding current levels, particularly for sports programming. If the programming supply arrangement with RCN were terminated, the Company's programming costs could increase significantly.

               A wide range of national manufacturers are the primary sources of supplies, equipment and materials utilized in the construction and upgrade of the Company's cable television systems. The Company anticipates that its programming and construction, rebuild and upgrade costs will be significant in future periods. The amount of such costs will depend on numerous factors, many of which are beyond the Company's control.

Advertising Revenues

               Advertising accounts for 2% of the Company's revenues. Advertising sales are handled primarily by Cable Time, an independent turnkey ad sales contractor. Cable Time provides sales, billing, collection and production services. It remits an agreed portion of its collected revenues to the Company. In addition, the Company operates its own classified advertising channel selling real estate and other products and services offered locally. The Company's net advertising revenue for 1996 was $0.42 per subscriber per month after compensation to Cable Time.

Marketing and Sales

               The Company utilizes a variety of means to market premium and basic service offerings. Marketing and sales have included door-to-door sales, direct mail, telemarketing, incentive programs and print and broadcast advertising. In addition to marketing efforts to attract new subscribers, the Company conducts periodic campaigns to encourage customers to purchase additional services.

Customer Service and Billing

               The Company places a great deal of importance on customer service. The Company has entered into an arrangement with RCN pursuant to which RCN will handle calls by most Cable Michigan customers at RCN's 24-hour centralized customer service facility in Dallas, Pennsylvania and administer the customer billing function for the Company's subscribers. The Dallas facility communicates with Cable Michigan's subscribers, field technicians and field offices. Features include multiple 800 telephone numbers that allow a customer service representative ("CSR") to identify the caller's location, an automatic call distribution system to the next available CSR, Cable Data computers with billing cycles, a centralized radio dispatch office to provide two-way communication with the field technician's vehicles and alpha-numeric pagers. Although the RCN facility handles the Company's customer service calls and communications, the Company directly operates and manages its own customer service field offices, technicians and vehicles. The Dallas facility also maintains rate tables and subscriber base information that is provided to CableData, which prepares and mails the customer bills for Cable Michigan.
The customer service and billing administration arrangement is terminable by Cable Michigan on 60 days notice and by RCN on one year notice. Mercom administers its own customer service function, primarily out of its office in Monroe.

Franchises

               The cable television systems owned or managed by the Company are constructed and operated under fixed-term franchises or other types of operating authorities (referred to collectively herein as "franchises") that are generally non-exclusive and are granted by local governmental authorities. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. The provisions of these local franchises are subject to federal regulation.

               The Company holds approximately 400 franchises. These franchises provide for the payment of fees to the issuing authorities and generally range from 3% to 5% of revenues. The 1984 Act prohibits franchising authorities from imposing annual franchise fees in excess of 5% of gross revenues and also permits the cable television system operator to seek renegotiation and modification of franchise requirements if warranted by changed circumstances.

               The duration of the Company's outstanding franchises expire at various points in time through the year 2019. The Company's ability to provide cable television service is dependent to a large extent on its ability to obtain and renew its franchises on acceptable terms. Virtually all of the Company's cable franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. During 1996, the Company completed negotiations with 42 communities resulting in franchise renewals on terms which are acceptable to it. Some of the issues involved in recent renewal negotiations include customer service standards, access facilities and equipment, cable plant upgrade or replacement and shorter terms
of franchise agreements.   Approximately 86  of the Company's franchises are
due for renewal within the next three years. No one franchise accounts for more than 3% of the Company's total revenue.

Services Provided by RCN


               Pursuant to the Distribution Agreement, RCN has agreed to provide, or cause to be provided, the Company with certain management, administrative and other services, including: (i) customer service, (ii) marketing, (iii) accounting, (iv) payroll, (v) management supervision, (vi) cash management, (vii) human resources services and benefit plan administration, (viii) insurance administration, (ix) legal, (x) tax, (xi) internal audit, (xii) programming administration, (xiii) billing, (xiv) monthly cable guides, (xv) investor and public relations, (xvi) provision of third party programming and (xvii) other miscellaneous administrative services. See "- Customer Service and Billing" and "--Programming and Suppliers."

               Subject to certain limitations, the total fee for services listed in items (ii)-(xii), (xv) and (xvii) will be 4.0% of revenues per year plus a direct allocation of certain consolidated cable administration functions. The fee for customer service listed in item (i) along with the billing service listed in item (xiii) will be a pro rata share (based on subscribers) of the expenses incurred by RCN to provide such services for RCN and the Company. The third party expense incurred by RCN to obtain third party programming and monthly cable guides for the Company will be reimbursed to RCN by the Company and no additional fee will be charged with respect thereto.

               These services are to commence on the Distribution Date and may be terminated upon 60 days notice by either RCN or the Company, except that the services listed as items (i), (xii), (xiii) and (xvi) above may not be terminated by RCN on less than one year advance notice to the Company.


Competition

               Cable television systems face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment such as off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive online computer services and home video products, including videotape cassette recorders. The extent to which a cable television system is competitive depends, in part, upon the cable system's ability to provide, at a reasonable price to consumers, a greater variety of programming and other services than are available off-air or through other alternative delivery sources and upon superior technical performance and customer service. See "Legislation and Regulation."

               The FCC and Congress have adopted policies providing a more favorable operating environment for new and existing technologies that provide, or have the potential to provide, substantial competition to cable systems. These technologies include, among others, DBS service whereby signals are transmitted by satellite to receiving facilities located on customer premises. The availability of reasonably-priced HSDs enables individual households to receive many of the satellite-delivered program services formerly available only to cable subscribers. Furthermore, the 1992 Act contains provisions, which the FCC has implemented with regulations, to enhance the ability of cable competitors to purchase and make available to HSD owners certain satellite-delivered cable programming at competitive costs.
The 1996 Act and FCC regulations implementing that law preempt certain local restrictions on the use of HSDs and roof-top antennae to receive satellite programming and over-the-air broadcasting services. See "Legislation and Regulation."

               Programming is currently available to the owners of HSDs through conventional, medium and high-powered satellites. DirecTv, Inc., which includes AT&T Corp. ("AT&T") as an investor, began offering nationwide high-power direct broadcast satellite ("DBS") service in 1994 accompanied by extensive marketing efforts. PRIMESTAR Partners, L.P. ("Primestar"), a consortium comprised of cable operators, currently provides digital satellite service including broadcast signals and pay-per-view service. The Primestar partners recently announced an agreement to consolidate their DBS assets into a new publicly traded company. Primestar's services may compete with the services offered by the Company. Several other major companies, including EchoStar Communications Corporation ("EchoStar") and American Sky Broadcasting ("ASkyB"), a joint venture between MCI Telecommunications Corporation ("MCI") and The News Corporation Limited ("News Corp."), have begun offering or are currently developing high-power DBS service. EchoStar has already commenced its domestic DBS service and offers approximately 120 channels of video programming. Recently announced plans for News Corp. to purchase an interest in EchoStar are currently the subject of litigation between News Corp. and EchoStar. Primestar, News Corp., MCI and ASkyB recently announced several agreements in which News Corp., MCI and ASkyB will sell to Primestar two satellites under construction and MCI will assign to Primestar an FCC DBS license. The satellites to be sold to Primestar, when operational, are expected to be capable of providing approximately 200 channels of DBS service in the US. See "Business--Competition."

               DBS systems are expected to use video compression technology to increase the channel capacity of their systems to provide movies, broadcast stations and other program services comparable to those of cable systems. Digital satellite service ("DSS") offered by DBS systems currently has certain advantages over cable systems with respect to programming capacity and digital quality, as well as certain current disadvantages that include high up-front customer equipment costs and a lack of local programming, local customer service and equipment distribution. While DSS presents a competitive threat to cable, the Company has implemented a program to increase its channel capacity in many of its systems by upgrading its networks. These upgrades will enable the Company to introduce new premium channels, pay-per-view programming, interactive computer-based services and may enable these systems to deliver digital video along with other communications services. These upgrades, when combined with superior customer service and technical support, will enhance the Company's ability to compete.

               The 1996 Act makes it easier for LECs and others to provide a wide variety of video services competitive with services provided by cable systems and to provide cable services directly to subscribers. See "Legislation and Regulation." Various LECs currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband wire facilities and the use of wireless transmission facilities. Cable systems could be placed at a competitive disadvantage if the delivery of video services by LECs becomes widespread since LECs are not required, under certain circumstances, to obtain local franchises to deliver such video services or to comply with the variety of obligations imposed upon cable systems under such franchises. See "Legislation and Regulation." Issues of cross-subsidization by LECs of video and telephony services also pose strategic disadvantages for cable operators seeking to compete with LECs which provide video services. Ameritech has obtained cable television franchises in eastern Michigan and has overbuilt some cable operators thereby creating a competitive environment. To date, Ameritech has not applied for cable franchises where the Company operates. The Company cannot predict the likelihood of success of video service ventures by LECs or the impact on the Company of such competitive ventures.


               Cable television systems generally operate pursuant to franchises granted on a non-exclusive basis. The 1992 Act prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate cable systems. See "Legislation and Regulation." Well-financed businesses from outside the cable industry (such as the public utilities that own certain of the poles on which cable is attached) may become competitors for franchises or providers of competing services. Certain municipal power companies have been exploring building new video networks to compete with the Company within the areas where such companies deliver power. See "Legislation and Regulation." Competition from other cable television operators exists in some areas served by the Company. Approximately 2% of homes passed by the Company's wholly owned system have been overbuilt (4% for Mercom). The Company believes that its systems are less likely to be overbuilt than those of many other operators because of their location in more rural and less populated areas.


               Cable operators face additional competition from private SMATV systems that serve condominiums, apartment and office complexes and private residential developments. The 1996 Act broadens the definition of SMATV systems not subject to regulation as a franchised cable communications service. SMATV systems offer both improved reception of local television stations and many of the same satellite-delivered programming services offered by franchised cable communications systems. SMATV operators often enter into exclusive agreements with building owners or homeowners' associations, although some states have enacted laws to provide franchised cable systems access to such private complexes, and the 1984 Act gives a franchised cable operator the right to use existing compatible easements within its franchise area under certain circumstances. These laws have been challenged in the courts with varying results. In addition, some companies are developing and/or offering packages of telephony, data and video services to these private residential and commercial developments. The ability of the Company to compete for subscribers in residential and commercial developments served by SMATV operators is uncertain.

               Cable television systems also compete with wireless program distribution services such as MMDS which use low-power microwave frequencies to transmit video programming over-the-air to subscribers. There are MMDS operators who are authorized to provide or are providing broadcast and satellite programming to subscribers in areas served by the Company's cable systems. Additionally, the FCC recently adopted new regulations allocating frequencies in the 28-GHz band for a new multichannel wireless video service similar to MMDS. The Company is unable to predict whether wireless video services will have a material impact on its operations.

               Other new technologies, including Internet-based services, may become competitive with services that cable television systems can offer. The 1996 Act directed the FCC to establish, and the FCC has adopted, regulations and policies for the issuance of licenses for digital television ("DTV") to incumbent television broadcast licensees. DTV is expected to deliver high definition television pictures, multiple digital-quality program streams, as well as CD-quality audio programming and advanced digital services, such as data transfer or subscription video. The FCC also has authorized television broadcast stations to transmit textual and graphic information useful both to consumers and businesses. The FCC also permits commercial and non-commercial FM stations to use their subcarrier frequencies to provide non-broadcast services including data transmissions. The FCC established an over-the-air Interactive Video and Data Service that will permit two-way interaction with commercial and educational programming along with informational and data services. LECs and other common carriers also provide facilities for the transmission and distribution to homes and businesses of interactive computer-based services, including the Internet, as well as data and other non-video services. The FCC has conducted spectrum auctions for licenses to provide personal communications services ("PCS"). PCS will enable license holders, including cable operators, to provide voice and data services.

               Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. Thus, it is not possible to predict the effect that ongoing or future developments might have on the cable television industry or on the operations of the Company.

Property

               The principal physical assets of a cable television system consist of a central receiving apparatus, distribution equipment, cables, converters, electronics, vehicles, origination equipment and local business offices. The Company owns or leases the receiving and distribution equipment of each system and owns or leases parcels of real property for the receiving sites and local business offices. The physical components of cable television systems require maintenance and periodic upgrading and rebuilding to keep pace with technological advances. The Company's management believes that substantially all of its physical assets are in good operating condition.

Employees


               As of June 30, 1997 the Company had a total of approximately 229 employees. The Company believes that its relationships with its employees are good.


Legal Proceedings


               On May 13, 1997, Mercom shareholder Moise Katz filed a purported class action suit on behalf of Mercom's public shareholders against Mercom and C-TEC, among others. Plaintiff alleges that the proposal to exchange the approximately 38% of Mercom common stock that is publicly held for 8.75% of the common stock of the Company undervalues Mercom's shares and
is therefore unlawful.   This lawsuit has been dormant since the Company
announced that the discussions on the exchange transactions have been suspended.


               The Company is not party to any litigation which, in the opinion of the Company's management, will have a material adverse effect on the Company's financial position, results of operations or liquidity.


                          LEGISLATION AND REGULATION

               The Cable Communications Policy Act of 1984 (the "1984 Act"), the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Act") and the Telecommunications Act of 1996 (the "1996 Act") amended the Communications Act of 1934 (as amended, the "Communications Act") and established a national policy to guide the development and regulation of cable systems. Principal responsibility for implementing the policies of the Communications Act relating to cable television is allocated between the FCC and state agencies or local franchising authorities. The following is a summary of federal laws and regulations materially affecting the growth and operation of the cable television industry and a description of certain state and local laws.

               The 1992 Act authorized rate regulation for cable television services and equipment in communities that are not subject to "effective competition," as defined by federal law. Basic cable service and equipment is subject to regulation by local franchising authorities that choose to become certified by the FCC to regulate rates. Such local regulation occurs with oversight by the FCC, which has prescribed detailed criteria for the regulation of basic services. The 1992 Act also requires the FCC to resolve complaints about rates for cable programming services tiers ("CPST") (other than programming offered on a per channel or per program basis, which is not subject to rate regulation) and to reduce any such rates found to be unreasonable. The 1996 Act provides for rate deregulation of CPSTs by March 1999.

               The 1996 Act deregulates rates for CPSTs in March 1999 for large Multiple System Operators ("MSOs") and immediately for certain small operators. The 1996 Act also modifies the uniform rate provisions of the 1992 Act by prohibiting regulation of non-predatory, bulk discount rates offered to subscribers in commercial residential developments and permits regulated equipment rates to be computed by aggregating costs of broad categories of equipment at the franchise, system, regional or company level. The 1996 Act eliminates the right of individual subscribers to file rate complaints with the FCC concerning CPSTs and permits franchising authorities to file CPST rate complaints with the FCC only after having received multiple subscriber complaints. The FCC is required to issue a final order within 90 days after receipt of a CPST rate complaint filed by any franchising authority.

               FCC regulations, which became effective in September 1993, govern rates that may be charged to subscribers for basic cable service and certain CPSTs (together, the "Regulated Services"). The FCC uses a benchmark methodology as the principal method of regulating rates for Regulated Services. Cable operators are also permitted to justify rates using various cost-of-service methodologies. In 1994, the FCC's benchmark regulations required operators to implement rate reductions for Regulated Services of up to 17% of the rates for such services in effect on September 30, 1992, adjusted for inflation and changes in programming costs, equipment costs and certain operating costs. The FCC has also adopted comprehensive and restrictive regulations allowing operators to modify their regulated rates on a quarterly or annual basis using various methodologies that account for changes in the number of regulated channels, inflation and increases in certain external costs, such as franchise and other governmental fees, copyright and retransmission consent fees, taxes, programming costs and the cost of franchise-related obligations. The Company cannot predict whether the FCC will modify these "going forward" regulations in the future.

               Franchising authorities are empowered to regulate the rates charged for additional outlets and for the installation, lease and sale of equipment used by subscribers to receive the basic cable service tier, such as converter boxes and remote control units. The FCC's rules require franchising authorities to regulate these rates on the basis of actual cost plus a reasonable profit, as defined by the FCC. Cable operators required to reduce rates may also be required to refund overcharges with interest.

               Under the FCC's standard cost of service analysis, a cable operator can demonstrate that existing rates for Regulated Services are reasonable using the FCC's cost-of-service rate regulations which require, among other things, the exclusion from the rate base of 34% of system acquisition costs related to intangible and tangible assets used to provide Regulated Services. The FCC's cost-of-service regulations contain a rebuttable presumption of an industry-wide 11.25% after tax rate of return on an operator's allowable rate base, but the FCC has initiated a further rule making in which it proposes to use an operator's actual debt cost and capital structure to determine an operator's cost of capital or rate of return.

               There are currently CPST rate complaints pending against rates in numerous communities served by the Company in Michigan. In addition, in many of the communities where the Company provides cable service, local franchising authorities have become certified to regulate rates for basic service.

               The FCC has issued decisions requiring rate reductions for certain of the CPSTs of the Company, based on, among other things, the finding that the Company does not qualify for small system rate relief under the 1996 Act. The FCC staff issued a ruling that the Company does not qualify as a "small system operator" because all affiliated companies served more than 400,000 subscribers (due to C-TEC's investment in Mexican cable systems). The Company has challenged those decisions on the basis that it should qualify as "small cable operators" under the 1996 Act and the FCC's rules, or, in the alternative, that its rates are justified under the FCC's standard price caps/going forward methodology in any event.

"Anti-Buy Through" Provisions

               The 1992 Act requires cable systems to permit subscribers to purchase video programming offered by the operator on a per channel or a per program basis without the necessity of subscribing to any tier of service, other than the basic cable service tier, unless technological limitations prevent the system from doing so. There is a statutory exemption for cable systems that do not have the technological capability to offer programming in the manner required by the statute. This exemption is available until a system obtains such capability, but not later than December 2002. The FCC may waive such time periods. The Company expects that its systems will be in compliance with this requirement by the December 2002 deadline.

Must Carry/Retransmission Consent

               The 1992 Act contains broadcast signal carriage requirements that allow local commercial television broadcast stations to elect once every three years to require a cable system to carry the station ("must-carry"), subject to certain exceptions, or to withhold consent and negotiate the terms of carriage ("retransmission consent"). A cable system generally is required to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations whether pursuant to the mandatory carriage or retransmission consent requirements of the 1992 Act. Local non-commercial television stations are also given mandatory carriage rights; however, such stations are not given the option to negotiate retransmission consent for the carriage of their signals by cable systems. Additionally, cable systems are required to obtain retransmission consent for all "distant" commercial television stations (except for certain commercial satellite-delivered independent "superstations"), commercial radio stations and low-power television stations carried by such systems. In March 1997, the U.S. Supreme Court affirmed a three-judge district court decision upholding the constitutional validity of the 1992 Act's mandatory signal carriage requirements.

               The FCC recently issued rules establishing standards for DTV. Among other provisions, the FCC's rules require television stations to simulcast their NTSC and DTV signals for a period of years. During this simulcast period, it is unclear whether must-carry rules will apply to DTV signals.

               The FCC will conduct a rule making in the future to consider the requirements, if any, for mandatory carriage of DTV signals. The Company cannot predict the ultimate outcome of such a rule making or the impact of new carriage requirements on the Company or its business.

Access Channels

               The Communications Act permits franchising authorities to require cable operators to set aside certain channels for public, educational and governmental ("PEG") access programming. The 1984 Act also requires a cable system with 36 or more channels to designate a portion of its channel capacity for commercial leased access by third parties to provide programming that may compete with services offered by the cable operator. The FCC has adopted rules regulating: (i) the maximum reasonable rate a cable operator may charge for commercial use of the designated channel capacity; (ii) the terms and conditions for commercial use of such channels; and (iii) the procedures for the expedited resolution of disputes concerning rates or commercial use of the designated channel capacity. The U.S. Supreme Court recently held parts of the 1992 Act regulating "indecent" programming on PEG access channels to be unconstitutional, but upheld the statutory right of cable operators to prohibit or limit the provision of "indecent" programming on commercial leased access channels.

Franchise Procedures

               The 1984 Act affirms the right of franchising authorities (state or local, depending on the practice in individual states) to award one or more franchises within their jurisdictions and prohibits non-grandfathered cable systems from operating without a franchise in such jurisdictions. The 1992 Act encourages competition with existing cable systems by (i) allowing municipalities to operate their own cable systems without franchises; (ii) preventing franchising authorities from granting exclusive franchises or from unreasonably refusing to award additional franchises covering an existing cable system's service area; and (iii) prohibiting (with limited exceptions) the common ownership of cable systems and co-located MMDS or SMATV systems. In January, 1995, the FCC relaxed its restrictions on ownership of SMATV systems to permit a cable operator to acquire SMATV systems in the operator's existing franchise area so long as the programming services provided through the SMATV system are offered according to the terms and conditions of the cable operator's local franchise agreement. The 1996 Act provides that the cable/SMATV and cable/MMDS cross-ownership rules do not apply in any franchise area where the operator faces "effective competition" as defined by federal law.

               The Communications Act also provides that in granting or renewing franchises, local authorities may establish requirements for cable-related facilities and equipment, but not for video programming or information services other than in broad categories. The Communications Act limits the payment of franchise fees to 5% of revenues derived from cable operations and permits the cable operator to obtain modification of franchise requirements by the franchise authority or judicial action if warranted by changed circumstances. The Company's franchises typically provide for periodic payment of fees to franchising authorities of 3% to 5% of "revenues" (as defined by each franchise agreement), which fees may be passed on to subscribers. The 1996 Act generally prohibits franchising authorities from (i) imposing requirements in the cable franchising process that require, prohibit or restrict the provision of telecommunications services by an operator, (ii) imposing franchise fees on revenues derived by the operator from providing telecommunications services over its cable system, or (iii) restricting an operator's use of any type of subscriber equipment or transmission technology.

               The Communications Act contains renewal procedures designed to protect incumbent franchisees against arbitrary denials of renewal. Franchising authorities may seek to impose new and more onerous requirements, such as significant upgrades in facilities and services or increased franchise fees, as a condition of renewal. Similarly, if a franchising authority's consent is required for the purchase or sale of a cable system or franchise, the franchising authority may attempt to impose more burdensome or onerous franchise requirements in connection with a request for such consent. Historically, franchises have been renewed for cable operators that have provided satisfactory services and have complied with the terms of their franchises. The Company believes that it has generally met the terms of its franchises and has provided quality levels of service. As such, the Company anticipates that its future franchise renewal prospects generally will be favorable.

               Various courts have considered whether franchising authorities have the legal right to limit franchise awards to a single cable operator and to impose certain substantive franchise requirements (e.g., access channels, universal service and other technical requirements). These decisions have been somewhat inconsistent and, until the U.S. Supreme Court rules definitively on the scope of cable operators' First Amendment protections, the legality of the franchising process generally and of various specific franchise requirements is likely to be in a state of flux.

Ownership Limitations

               Pursuant to the 1992 Act, the FCC adopted rules prescribing national subscriber limits and limits on the number of channels that can be occupied on a cable system by a video programmer in which the operator has an attributable interest. The effectiveness of these FCC horizontal ownership limits has been stayed because a federal district court found the statutory limitation to be unconstitutional. An appeal of that decision has been consolidated with appeals challenging the FCC's regulatory ownership restrictions and is pending. The 1996 Act eliminates the statutory prohibition on the common ownership, operation or control of a cable system and a television broadcast station in the same service area and directs the FCC to review its broadcast/cable ownership restrictions to determine if they are necessary in the public interest. Pursuant to the mandate of the 1996 Act, the FCC eliminated its regulatory restriction on cross-ownership of cable systems and national broadcasting networks.

LEC Ownership of Cable Systems

               The 1996 Act makes far-reaching changes in the regulation of LECs that provide cable services. The 1996 Act eliminates the requirement that LECs obtain FCC approval under Section 214 of the Communications Act before providing video services in their telephone service areas and removes the statutory telephone company/cable television cross-ownership prohibition, thereby allowing LECs to offer video services in their telephone service areas. LECs may provide service as traditional, franchised cable operators or they may opt to provide their programming over unfranchised "open video systems," subject to certain conditions, including, but not limited to, setting aside up to two-thirds of their channel capacity for use by unaffiliated program distributors. The 1996 Act also prohibits a LEC from acquiring an existing cable system in its telephone service area except in limited circumstances. The 1996 Act removes barriers to entry into the local telephone exchange market by preempting state and local laws that restrict competition and by requiring all LECs to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers and long distance companies.

               The FCC adopted regulations implementing the 1996 Act requirement that LECs open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. Numerous parties have appealed these regulations. The appeals have been consolidated and will be reviewed by the U.S. Court of Appeals for the Eighth Circuit, which has stayed the FCC's pricing and nondiscrimination regulations. The ultimate outcome of these rule makings, and the ultimate impact of the 1996 Act or any final regulations adopted pursuant to the new law on the Company or its businesses cannot be determined at this time.

Pole Attachment

               The Communications Act requires the FCC to regulate the rates, terms and conditions imposed by public utilities for cable systems' use of utility pole and conduit space unless state authorities can demonstrate that they adequately regulate pole attachment rates. In the absence of state regulation, the FCC administers pole attachment rates on a formula basis. In some cases, utility companies have increased pole attachment fees for cable systems that have installed fiber optic cables and that are using such cables for the distribution of non-video services. The FCC concluded that, in the absence of state regulation, it has jurisdiction to determine whether utility companies have justified their demand for additional rental fees and that the Communications Act does not permit disparate rates based on the type of service provided over the equipment attached to the utility's pole. The 1996 Act and the FCC's implementing regulations modify the current pole attachment provisions of the Communications Act by immediately permitting certain providers of telecommunications services to rely upon the protections of the current law and by requiring that utilities provide cable systems and telecommunications carriers with nondiscriminatory access to any pole, conduit or right-of-way controlled by the utility. Additionally, within two years of enactment of the 1996 Act, the FCC is required to adopt new regulations to govern the charges for pole attachments used by companies providing telecommunications services, including cable operators. These new pole attachment rate regulations will become effective five years after enactment of the 1996 Act, and any increase in attachment rates resulting from the FCC's new regulations will be phased in equal annual increments over a period of five years beginning on the effective date of the new FCC regulations. The ultimate outcome of these rulemakings and the ultimate impact of any revised FCC rate formula or of any new pole attachment rate regulations on the Company or its businesses cannot be determined at this time.

Other Statutory Provisions

               The 1992 Act, the 1996 Act and FCC regulations preclude any satellite video programmer affiliated with a cable company, or with a common carrier providing video programming directly to its subscribers, from favoring an affiliated company over competitors and require such programmers to sell their programming to other multichannel video distributors. These provisions limit the ability of program suppliers affiliated with cable companies or with common carriers providing satellite delivered video programming directly to their subscribers to offer exclusive programming arrangements to their affiliates. The 1992 Act requires operators to block fully both the video and audio portion of sexually explicit or indecent programming on channels that are primarily dedicated to sexually oriented programming or alternatively to carry such programming only at "safe harbor" time, periods currently defined by the FCC as the hours between 10 p.m. and 6 a.m. Several adult-oriented cable programmers have challenged the constitutionality of this statutory provision, but the U.S. Supreme Court recently refused to overturn a lower court's denial of a preliminary injunction motion seeking to enjoin the enforcement of this law. The FCC's regulations implementing this statutory provision are now in effect. The 1996 Act also contains provisions regulating the content of video programming and computer services. Specifically, the new law prohibits the use of computer services to transmit "indecent" material to minors. The U.S. Supreme Court has ruled that the provisions relating to the regulation of indecent material are unconstitutional. In accordance with the 1996 Act, the television industry recently adopted a voluntary ratings system for violent and indecent video programming. The 1996 Act also requires all new television sets to contain a so-called "V-chip" capable of blocking all programs with a given rating. The Communications Act also includes provisions, among others, concerning horizontal and vertical ownership of cable systems, customer service, subscriber privacy, marketing practices, equal employment opportunity, obscene or indecent programming, regulation of technical standards and equipment compatibility.

               The 1996 Act modifies the existing statutory provisions governing cable system technical standards, equipment compatibility, subscriber notice requirements and program access, permits certain operators to include losses incurred prior to September 1992 in setting regulated rates and repeals the three-year anti-trafficking prohibition adopted in the 1992 Act. FCC regulations implementing the 1996 Act preempt certain local restrictions on satellite and over-the-air antenna reception of video programming services, including zoning, land-use or building regulations, or any private covenant, homeowners' association rule or similar restriction on property within the exclusive use or control of the antenna user.

Other FCC Regulations

               The FCC has numerous rule making proceedings pending that will implement various provisions of the 1996 Act; it also has adopted regulations implementing various provisions of the 1992 Act and the 1996 Act that are the subject of petitions requesting reconsideration of various aspects of its rule making proceedings. In addition to the FCC regulations noted above, there are other FCC regulations covering such areas as equal employment opportunity, syndicated program exclusivity, network program non-duplication, registration of cable systems, maintenance of various records and public inspection files, microwave frequency usage, lockbox availability, sponsorship identification, antenna structure notification, tower marking and lighting, carriage of local sports broadcast programming, application of rules governing political broadcasts, limitations on advertising contained in non-broadcast children's programming, consumer protection and customer service, ownership of home wiring, indecent programming, programmer access to cable systems, programming agreements, technical standards, consumer electronics equipment compatibility and closed captioning. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations.

               Other bills and administrative proposals pertaining to cable television have previously been introduced in Congress or considered by other governmental bodies over the past several years. It is probable that there will be legislative proposals in the future by Congress and other governmental bodies relating to the regulation of communications services.

Copyright

               Cable television systems are subject to federal compulsory copyright licensing covering the retransmission of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their basic revenues to a federal copyright royalty pool, cable operators can obtain blanket licenses to retransmit the copyrighted material on broadcast signals. The nature and amount of future payments for broadcast signal carriage cannot be predicted at this time. The possible simplification, modification or elimination of the compulsory copyright license is the subject of continuing legislative review. The elimination or substantial modification of the cable compulsory license could adversely affect the Company's ability to obtain suitable programming and could substantially increase the cost of programming available for distribution to the Company's subscribers. The Company cannot predict the outcome of this legislative activity.

               Cable operators distribute programming and advertising that use music controlled by the two major music performing rights organizations, ASCAP and BMI. In October 1989, the special rate court of the U.S. District Court for the Southern District of New York imposed interim rates on the cable industry's use of ASCAP-controlled music. The same federal district court recently established a special rate court for BMI. BMI and cable industry representatives recently concluded negotiations for a standard licensing agreement covering the performance of BMI music contained in advertising and other information inserted by operators into cable programming and on certain local access and origination channels carried on cable systems. ASCAP and cable industry representatives have met to discuss the development of a standard licensing agreement covering ASCAP-controlled music in local origination and access channels and pay-per-view programming. Although the Company cannot predict the ultimate outcome of these industry negotiations or the amount of any license fees it may be required to pay for past and future use of ASCAP-controlled music, it does not believe such license fees will be significant to the Company's financial position, results of operations or liquidity.

State and Local Regulation

               Because a cable television system uses local streets and rights-of-way, cable systems are subject to state and local regulation, typically imposed through the franchising process. Cable television systems generally are operated pursuant to non-exclusive franchises, permits or licenses granted by a municipality or other state or local government entity. Franchises generally are granted for fixed terms and in many cases are terminable if the franchisee fails to comply with material provisions. The terms and conditions of franchises vary materially from jurisdiction to jurisdiction. Each franchise generally contains provisions governing cable service rates, franchise fees, franchise term, system construction and maintenance obligations, system channel capacity, design and technical performance, customer service standards, franchise renewal, sale or transfer of the franchise, territory of the franchisee, indemnification of the franchising authority, use and occupancy of public streets and types of cable services provided. A number of states subject cable television systems to the jurisdiction of centralized state governmental agencies, some of which impose regulation of a character similar to that of a public utility. Attempts in other states to regulate cable television systems are continuing and can be expected to increase. At this time, the state of Michigan does not regulate rates on behalf of its municipalities. State and local franchising jurisdiction is not unlimited, however, and must be exercised consistently with federal law. The 1992 Act immunizes franchising authorities from monetary damage awards arising from regulation of cable systems or decisions made on franchise grants, renewals, transfers and amendments.

               The foregoing does not purport to describe all present and proposed federal, state, and local regulations and legislation affecting the cable industry. Other existing federal regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which cable television systems operate. Neither the outcome of these proceedings nor their impact upon the cable television industry or the Company can be predicted at this time.


                                  MANAGEMENT

Structure of the Company's Board of Directors


               The Company will amend its Articles of Incorporation prior to the Distribution to provide for a classified board of directors. The Company Board will be divided into three classes of directors and will consist of 8 directors. The term of office of Class I Directors will expire at the 1998 annual meeting, the term of office of Class II Directors will expire at the 1999 annual meeting and the term of office of Class III Directors will expire at the 2000 annual meeting. At each annual meeting of stockholders held after the Distribution, a class of directors will be elected for a three year term to replace the class whose term has then expired. See "Certain Statutory, Charter and Bylaw Provisions."

               The Company Board will establish an executive committee which will, among other things, have all the powers of the Company Board in the management of the business and affairs of the Company at all times when the Company Board is not in session.

               The Company Board will establish a compensation committee which will make recommendations to the Company Board on matters related to employee compensation and plans concerning the orderly succession of officers and key management personnel.

               The Company Board will also establish an audit committee which will, among other things, consider the overall scope and approach of the annual audit and recommendations from the audit performed by the independent accountants; recommend the appointment of the independent accountants; consider significant accounting methods adopted or proposed to be adopted; and consider procedures for internal controls.


Executive Officers and Directors

               The following table sets forth certain information as of May 1, 1997, concerning the directors and executive officers of Cable Michigan who will be serving in office as of the Distribution Date:

Name                                  Age                              Position
----------------------------          ---    ----------------------------------------------------------
David C. McCourt                      40      Director (Class III) Chairman and Chief Executive Officer
Mark Haverkate                        42      Director (Class II) President and Chief Operating Officer
John J. Gdovin                        39      Executive Vice President of Operations
Timothy J. Stoklosa                   36      Director (Class III) Executive Vice President, Chief
                                              Financial Officer
Bruce C. Godfrey                      41      Director (Class I)
Raymond B. Ostroski                   42      Director (Class I),
David C. Mitchell                     55      Director (Class II)
Daniel Knowles                        67      Director (Class I)
Frank Henry                           63      Director (Class III)


               David C. McCourt is the Chairman and Chief Executive Officer of the Company. Mr. McCourt will also serve as Chairman and Chief Executive Officer of RCN as of the Distribution. In addition, he will remain Chairman and Chief Executive Officer of C-TEC, a position he has held since October 1993. Mr. McCourt has also been President and Chief Executive Officer, as well as a director, of Kiewit Telecom. He has also been Chairman and Chief Executive Officer of Mercom since October 1993, President and a director of Metropolitan Fiber Systems/McCourt, Inc., a subsidiary of MFS Telecom, Inc., since 1988, a director of Cable Satellite Public Affairs Network ("C-SPAN") since June 1995, and a director of Worldcom, Inc. since December 1996.

               Mark Haverkate will be the President and Chief Operating Officer and a director of the Company as of the Distribution. Mr. Haverkate will also serve as Executive Vice President of Business Development of RCN as of the Distribution. He has also been the President of RCN Development since June 1997 and the Executive Vice President of Business Development at C-TEC since May 1997. Previously, he was President for Business Operations at RCN Telecom Services, Inc. from November 1996 to June 1997, Executive Vice President of RCN Telecom Services, Inc. from August 1996 to November 1996, Executive Vice President of C-TEC's Cable Television Group from July 1995 to August 1996, Executive Vice President of Development for C-TEC from February 1995 to July 1995, Executive Vice President for Development at Mercom from November 1995 to February 1996, Vice President of Development for C-TEC from December 1993 to February 1995, Vice President of Development at Mercom from December 1993 to February 1995, Vice President of C-TEC's Cable Television Group from October 1989 to December 1993, Director of Acquisitions and Development for C-TEC from July 1988 to October 1989 and Corporate Marketing Manager for the Cable Television Group from May 1981 to July 1988.


               John J. Gdovin will be Executive Vice President of Operations of the Company as of the Distribution. Mr. Gdovin has also been Executive Vice President of C-TEC's Cable Television Group since August 1996, Senior Vice President of RCN Telecom Services, Inc. since February 1997 and Executive Vice President of Mercom since August 1996. Mr. Gdovin will continue in these positions after the Distribution. Previously, Mr. Gdovin was Vice President of C-TEC's Cable Television Group from August 1995 to August 1996, Director of Operations of C-TEC's Cable Television Group from February 1992 to August 1995 and Director of Marketing and Business Administration of C-TEC's Cable Television Group from May 1991 to February 1992.


               Timothy J. Stoklosa will be the Executive Vice President and Chief Financial Officer and a director of the Company as of the Distribution. Mr. Stoklosa has also been Senior Vice President of Finance of C-TEC since February 1997, Treasurer of C-TEC since August 1994 and Vice President and Treasurer of Mercom since October 1996. Mr. Stoklosa will continue in these positions after the Distribution. Previously, Mr. Stoklosa was Vice President of Finance of C-TEC from May 1995 to February 1997, Manager of Mergers and Acquisitions at PKS from October 1991 to August 1994 and Senior Financial Analyst of Corporate Development at Citizens Utilities Co. from February 1990 to October 1991.


               Bruce C. Godfrey will be a director of the Company as of the Distribution. Mr. Godfrey will also be Executive Vice President and Chief Financial Officer and a director of RCN as of the Distribution, as well as continue in his current positions at C-TEC. Mr. Godfrey has been a director of C-TEC since November 1996 and has been Executive Vice President and Chief Financial Officer of C-TEC since April 1994. Mr Godfrey has also been Executive Vice President and Chief Financial Officer of Mercom since April 1994 and a Director of Mercom since May 1994. Mr. Godfrey was also Senior Vice President and Principal of Daniels and Associates from January 1984-April 1994.


               Raymond B. Ostroski will be a director of the Company as of the Distribution. Mr. Ostroski has been Executive Vice President and General Counsel of C-TEC since February 1995, Corporate Secretary of C-TEC since October 1989, a director of Mercom since May 1994 and Executive Vice President and General Counsel of Mercom since February 1995. Mr. Ostroski will continue in these positions after the Distribution. Mr. Ostroski was also Vice President and General Counsel of C-TEC from December 1990 to February 1995, Vice President and General Counsel of Mercom from December 1991 to February 1995, Corporate Secretary of Mercom from December 1991 to December 1994, Corporate Counsel of C-TEC from August 1988 to December 1990, Assistant Corporate Secretary of C-TEC from April 1986 to October 1989 and Associate Counsel of C-TEC from August 1985 to August 1988.


               David C. Mitchell will be a director of the Company as of the Distribution. Mr. Mitchell will also remain a director of C-TEC, a position he has held since 1993. Mr. Mitchell served as President of Rochester Telephone Corporation's Telephone Group as well as Corporate Executive Vice President and Director of Rochester Telephone Corporation, now Frontier Corporation. Since 1963, Mr. Mitchell held various positions throughout that company, encompassing virtually all disciplines of the company.

               Daniel E. Knowles will be a director of the Company as of the Distribution. Mr. Knowles will remain a director of C-TEC, a position he has held since 1995. Mr. Knowles has been Personnel Consultant of Cambridge Human Resources since 1989. He served as President of Personnel and Administration, Grumman Corporation, from 1963 to 1989.

               Frank M. Henry will be a director of the Company as of the Distribution. Mr. Henry will remain a director of C-TEC, a position he has held since 1980. Mr. Henry has been Chairman, Frank Martz Coach Company, from 1964 to 1995. He has also been President, Gold Line, Inc., since 1975 and is a member of the Board of Directors of First Union Corporation.

Executive Compensation

               The executive officers who will be providing executive officer services to Cable Michigan after the Distribution (collectively, the "Named Executive Officers") are:


       David C. McCourt, Chairman and Chief Executive Officer
       Mark Haverkate, President and Chief Operating Officer
       Timothy J. Stoklosa, Chief Financial Officer
       John J. Gdovin, Executive Vice President of Operations


               The Named Executive Officers will be compensated by RCN, and will not receive any compensation from Cable Michigan other than pursuant to stock options, as noted below.


               Option Grants, Stock Related Plans. No stock options were granted by C-TEC during the fiscal ending December 31, 1996, to any Named Executive Officer. In addition to the adjusted C-TEC options described below, the Company anticipates that, in connection with the Distribution, the Company will adopt one or more compensation or stock purchase plans relating to Cable Michigan Common Stock, consistent with the Company's total employee benefit program, and that additional stock options relating to Cable Michigan Common Stock may be granted in the future to certain executive officers and key employees. See "Cable Michigan Stock Plans".


               The following table sets forth the fiscal year-end value of unexercised options covering C-TEC Common Stock held by each Named Executive Officer.


              Aggregate Option Exercises in Last Fiscal Year and Fiscal
                            Year-End C-TEC Option Values(1)

                                      Number of Securities Underlying
                                          Unexercised Options at                    Value of Unexercised In-the-Money
                                           December 31, 1996(2)                     Options at December 31, 1996(2)(3)
                                    ---------------------------------------        -------------------------------------
                                    Exercisable (#)       Unexercisable (#)        Exercisable($)       Unexercisable($)
                                    ---------------       -----------------        --------------       ----------------
David C. McCourt.........               150,000                350,000                $331,250              $887,500
Mark Haverkate...........                17,000                 43,000                   4,813                19,250
Timothy J. Stoklosa......                 5,000                 10,000                   7,688                13,250
John J. Gdovin...........                 4,000                  6,000                   7,000                10,500

--------------
(1) No C-TEC stock options were exercised by the Chief Executive Officer or any Named Executive Officer during the fiscal year ended December 31, 1996.

(2) Denominated in shares of C-TEC Common Stock.

(3) The fair market value of C-TEC Common Stock at December 31, 1996 was $24.25 per share.


Effect of Distribution on Equity-Related Benefits

               In connection with the Distribution, each C-TEC option held by the Named Executive Officers and all other holders of such options, will be adjusted so that following the Distribution each such executive officer and other holder will hold options to purchase shares of C-TEC Common Stock, RCN Common Stock and Cable Michigan Common Stock, respectively. The number of shares subject to, and the exercise price of, such options will be adjusted to take into account the Distribution and to ensure that the aggregate intrinsic value of the resulting RCN, Cable Michigan and C-TEC options immediately after the Distribution is equal to the aggregate intrinsic value of the C-TEC
options immediately prior to the Distribution.   Shares of restricted C-TEC
Common Stock awarded under the C-TEC Executive Stock Purchase Plan ("ESPP") and share units awarded under the ESPP that relate to C-TEC Common Stock will be adjusted in an equitable manner in connection with the Distribution. See Note (4) to "Security Ownership of Certain Beneficial Owners and Management."


Pension Benefits


               C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective after December 31, 1996, in general, employees other than those of the C-TEC Group no longer accrue benefits under the C-TEC defined benefit pension plan, but became fully vested in their benefit accrued through that date. Such benefits, for the Chief Executive Officer and the Named Executive Officers affected by this event, computed as the present value at July 31, 1997 (the expected payout date) of a life annuity beginning at age 65, are as follows: Mr. McCourt, $11,679; Mr. Haverkate, $41,894; Mr. Stoklosa, $4,093 and Mr. Gdovin, $27,397.


Directors' Compensation


               Non-employee Directors of the Company will receive an annual retainer of $6,000 and will be paid $500 for each board meeting attended. The Committee Chairmen and other committee members will be paid $1,000 and $500, respectively, for each committee meeting attended. The Company anticipates that it will adopt a stock option plan covering non-employee Directors of the Company pursuant to which non-employee Directors may receive automatic grants of stock options in lieu of or in addition to their normal director compensation. The formula for the amount and timing of such stock options will be established by the Company Board after the Distribution, in its discretion.


Compensation Committee Interlocks and Insider Participation


               The Company does not currently have a Compensation Committee. Prior to the Distribution, compensation was determined by the C-TEC Board of Directors. Following the Distribution, the Company expects to establish a Compensation Committee, all the members of which will be non-employee directors.


Cable Michigan Stock Plans


               In connection with and prior to the Distribution, the Company Board intends to adopt the Cable Michigan, Inc. 1997 Equity Incentive Plan (the "1997 Plan"), designed to provide equity based compensation opportunities to key employees when shareholders of the Company have received a corresponding benefit through appreciation in the value of Cable Michigan Common Stock. The following is a summary of the 1997 Plan.

               The 1997 Plan contemplates the issuance of incentive stock options within the meaning of Section 422 of the Code, as well as stock options that are not designated as incentive stock options, performance-based stock options, stock appreciation rights, performance share units, restricted stock, phantom stock units and other stock-based awards (collectively,
"Awards").  Up to [       ] shares of Common Stock may be issued pursuant to
Awards granted under the 1997 Plan.  The 1997 Plan also provides that no
individual may be granted Awards representing more than [     ] shares of
Cable Michigan Common Stock in any one year.

               All employees and outside consultants to the Company and any of its subsidiaries and all Directors of the Company who are not also employees of the Company ("Eligible Persons") are eligible to receive discretionary Awards under the 1997 Plan. The approximate number of Eligible Persons is 30.

               The Company anticipates that it will adopt a stock option plan covering non-employee Directors of the Company pursuant to which non-Employee Directors may receive automatic grants of stock options in lieu of or in addition to their normal director compensation.

               The 1997 Plan may be administered by the Company Board, the Compensation Committee of the Company Board or such other committee as the Company Board may appoint to administer the 1997 Plan (as the case may be, the "Committee"). Each member of the Committee must at all times be both a "non-employee director" within the meaning of Rule 16b-3 of the Exchange Act and an "outside director" within the meaning of Section 162(m) of the Code. The Committee, in its sole discretion, has the authority, among other things, to determine which Eligible Persons will receive Awards, the terms of Awards, including any purchase or exercise price for Awards, the time or times at which Awards will be granted, become exercisable and be forfeited, and the number of shares covered by an Award. The Committee has exclusive authority to interpret the 1997 Plan and to make all other determinations deemed advisable for the administration of the 1997 Plan.

               Unless earlier terminated by the Company Board, the 1997 Plan will expire on the 10th anniversary of the Distribution. The Company Board or the Committee may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the 1997 Plan in whole or in part.




        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


               All of the outstanding shares of Company Common Stock are, and will be prior to the Distribution, held beneficially and of record by C-TEC. Set forth in the table below is information as of June 30, 1997 (or as of the dates specified in the explanatory footnote in the case of one of the five-percent stockholders) with respect to the number of shares of C-TEC Common Stock and C-TEC Class B Common Stock beneficially owned by (i) each person or entity known by the Company to own more than five percent of the outstanding C-TEC Common Stock or of the outstanding C-TEC Class B Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers of the Company and (iv) all directors and officers of the Company as a group. Also set forth below are the number of shares of Company Common Stock that each such person or entity would own immediately after the Distribution on a pro forma basis. To the Company's knowledge, unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth opposite the person's or entity's name.


                                                                                                           COMPANY COMMON
                                                                          C-TEC CLASS B                        STOCK
                                        C-TEC COMMON STOCK(1)             COMMON STOCK                       PRO FORMA
                                  -----------------------------------------------------------------------------------------------
                                    Number of                     Number of                         Number of
                                     Shares         Percent of     Shares          Percent of         Shares          Percent of
                                  Beneficially     Outstanding  Beneficially      Outstanding      Beneficially       Outstanding
   Name of Beneficial Owner           Owned         Shares(2)      Owned            Shares            Owned           Shares(3)
   ------------------------       ------------     -----------  ------------      -----------      ------------       -----------

Directors and Named Executive
 Officers
Bruce C. Godfrey...............     19,702(4)          *                0              *
Mark Haverkate.................     22,540(4)          *              400              *
David C. McCourt...............     42,544(4)(5)       *            6,000              *
Timothy J. Stoklosa............        428(4)          *                0              *
John J. Gdovin.................      8,772(4)          *                0              *
Raymond B. Ostroski............      8,249(4)          *            1,000              *
David C. Mitchell..............      2,726             *                0              *
Daniel Knowles.................        937             *                0              *
Frank Henry....................     41,466             *           23,097              *
All Directors and Executive
Officers as a Group (9 persons)    147,364             *           30,497              *

5% Stockholders

Kiewit Telecom Holdings,
 Inc. (6)......................       8,226,262      41.5%      5,094,223                67.0%
Mario J. Gabelli Group(7)......       1,576,037      7.94%        681,195                11.4%


------------
*  Less than 1% of outstanding shares.

(1) The C-TEC Class B Common Stock is convertible at the option of the holder into shares of C-TEC Common Stock on a one-for-one basis at any time and from time to time. The C-TEC Common Stock column has been prepared assuming that no shares of C-TEC Class B Common Stock are converted into C-TEC Common Stock.

(2) Includes forfeitable C-TEC Matching Shares, but excludes Share Units.

(3) Includes shares of Company Common Stock acquired in respect of Matching Shares, but excludes Cable Michigan Share Units.

(4) Under the ESPP, participating executive officers who forgo current compensation are credited with C-TEC "Share Units", the value of which is based on the value of a share of C-TEC Common Stock. ESPP participants who elect to receive Share Units in lieu of current compensation are also credited with restricted Matching Shares, which vest over a period of 3 years from the grant date, subject to continued employment. Matching Shares, unless forfeited, have voting and dividend rights. In connection with the Distribution, Share Units and Matching Shares will be adjusted in an equitable manner so that all participants will be credited with an aggregate equivalent value of restricted shares of C-TEC, Cable Michigan and RCN Common Stock. The table below shows in respect of each executive officer the number of shares of C-TEC Common Stock and C-TEC Class B
    Common Stock purchased outright, Share Units relating to C-TEC Common
    Stock acquired by each such executive officer in lieu of current compensation, and the forfeitable Matching Shares of C-TEC Common Stock held by each such executive officer:



                                           Share Units                                            Total Shares
                                         Acquired Under                                          Purchased and
                                        the ESPP in Lieu    Total Shares                          Acquired and
                     Shares Purchased      of Current       Purchased and      Restricted          Restricted
                        Outright          Compensation        Acquired       Matching Shares    Marketing Shares
                     ----------------   ----------------    -------------    ---------------    ----------------
Bruce C. Godfrey..        5,756               6,973           12,729              6,973              19,702
Mark Haverkate....       15,314               3,813           19,127              3,813              22,540
David C. McCourt..       14,636              16,959           31,595             16,959              48,544
John J. Gdovin....        2,708               2,120            4,828              2,120               6,948

---------------
(5) Includes 225 shares of C-TEC Common Stock which are owned by Mr. McCourt's wife. Mr. McCourt disclaims beneficial ownership of such Shares.


(6) KDG owns 90% of the common stock and all of the preferred stock of Kiewit Telecom. David C. McCourt, Chairman and Chief Executive Officer of C-TEC and RCN owns the remaining 10% of the common stock of Kiewit Telecom. KDG is a wholly-owned subsidiary of PKS. Prior to the Distribution, Kiewit Telecom will convert a number of the shares of C-TEC Class B Common Stock it owns into C-TEC Common Stock so that it will be entitled to cast less than 50% of the votes that all shares of C-TEC Common Equity are entitled to cast on matters presented to the C-TEC shareholders. The address for Kiewit Telecom, KDG and PKS is 1000 Kiewit Plaza, Omaha, Nebraska 18131.

(7) Based on information obtained from Schedule 13Ds and amendments thereto for the C-TEC Common Stock and the C-TEC Class B Stock filed through June 30, 1997, with the Securities and Exchange Commission (the "SEC") by Mario
    J. Gabelli, together with GAMCO Investors, Inc., Gabelli Funds, Inc., Gabelli Performance Partnership, L.P., Gabelli International Limited, Gabelli International II Limited and Gabelli & Company, Inc., each of whose address is One Corporate Center, Rye, New York 10580-1434.


Mercom


               Set forth below is certain information regarding the beneficial ownership of Common Stock of Mercom, a subsidiary of the Company, as of June 30, 1997 , by each director, the named executive officers and by all persons, as a group, who will be directors or executive officers of the Company as of the Distribution. Each director or executive officer has sole investment and voting power over the shares listed opposite his name except as set forth in the footnotes hereto:


                                                  Number of
                                                    Shares
                                                 Beneficially        Percent
           Name of Beneficial Owner                  Owned           of Class
           ------------------------              ------------        --------

Bruce C. Godfrey..............................           --             --
Mark Haverkate................................        1,000              *
David C. McCourt..............................       50,000(1)           2
Timothy J. Stoklosa...........................           --             --
John J. Gdovin................................           --
Raymond B. Ostroski...........................        4,000              *
David C. Mitchell.............................           --             --
Daniel Knowles................................           --             --
Frank Henry...................................           --             --
All Directors and Executive Officers
  as a Group (9 persons)......................       55,000(1)           *


------------
*   Less than 1% of the outstanding of the class.

(1) Includes 50,000 shares which are owned by Mr. McCourt's wife.



Peter Kiewit Sons' Inc.


               Set forth below is certain information regarding the beneficial ownership of equity securities of PKS as of June 30, 1997, by each director, the executive officers and by all persons, as a group, who will be directors or executive officers of the Company as of the Distribution, of Class B Construction & Mining Group Nonvoting Restricted Redeemable Convertible Exchangeable Common Stock (none of which is owned by management), Class C Construction and Mining Group Restricted Redeemable Convertible Exchangeable Common Stock ("Class C"), and Class D Diversified Group Convertible Exchangeable Common Stock ("Class D").


                                                          Number of       Percent of    Number of       Percent of
                                                           Class C         Class C       Class D         Class D
              Name of Beneficial Owner                     Shares          Shares        Shares           Shares
              ------------------------                    ---------       ----------    ---------       ----------
Bruce C. Godfrey.....................................         --              --             --              --
Mark Haverkate.......................................                         --                             --
David C. McCourt.....................................         --              --          1,500               *
Timothy J. Stoklosa..................................         --              --            431               *
John J. Gdovin.......................................         --              --             --              --
Raymond B. Ostroski..................................         --              --             --              --
David C. Mitchell....................................         --              --             --              --
Daniel Knowles.......................................         --              --             --              --
Frank Henry..........................................         --              --             --              --
All Directors and Executive Officers as a Group
  (9 persons)........................................         --              --          1,931               *

------------
*  Less than 1% of the outstanding of the class.


                         DESCRIPTION OF CAPITAL STOCK

               The following description of the capital stock of the Company is based upon the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and its Amended and Restated Bylaws (the "Bylaws") which are to be in effect as of the Distribution, and by applicable provisions of law. The following description is qualified in its entirety by reference to such Articles of Incorporation and Bylaws, which are filed as exhibits to the Form 10.


               The Company's Articles of Incorporation authorizes the issuance of 25 million shares of Company Common Stock, par value $1.00 per share, 50 million shares of Class B Non-Voting Common Stock, par value $1.00 per share (the "Class B Stock" and, together with the Company Common Stock, the
"Company Common Equity") and 10 million shares of Preferred Stock, par value $1.00 per share (the "Company Preferred Stock").


Company Common Stock

               Subject to the rights of the holders of any Company Preferred Stock which may be outstanding, each holder of Company Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Company Board out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Company Preferred Stock. Each holder of Company Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders, including the election of directors. Holders of Company Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Based on the number of shares of C-TEC Common Equity outstanding on [__________], 1997 and the distribution ratio of [_____] shares of Company Common Stock for every [_____] shares of C-TEC Common Equity, it is anticipated that there will be approximately [_____] shares of Company Common Stock outstanding upon consummation of the Distribution.

               The shares of the Company Common Stock distributed in the Distribution will be fully paid and nonassessable. The Company's Articles of Incorporation contains no restrictions on the alienability of the Company Common Stock. For further information on the securities laws restrictions, if any, on transferability of the Company Common Stock, see "Trading Market." Except as disclosed in the section entitled "Certain Statutory, Charter and Bylaw Provisions," no provision of the Articles of Incorporation or Bylaws and no provision of any agreement or plan involving the Company is in effect that would discriminate against any existing or prospective holder of such securities as a result of such security holder owning a substantial amount of securities.


Class B Stock

               The Class B Stock is in all material respects identical to the Company Common Stock except that (i) the Class B Stock is generally non-voting, (ii) the Company Common Stock is convertible at the option of the holder into Class B Stock and (iii) in certain mergers, distributions and other transactions in which the holders of Company Common Equity are entitled to receive equity interests of one or more corporations (including the Company), the equity interests distributed in respect of the Company Common Stock and the Class B Stock may have rights and privileges that are substantially equivalent to the rights and privileges of the Company Common Stock and the Class B Stock, respectively. As of the Distribution Date there will be no outstanding shares of Class B Stock and the Company does not have any current plan or intention to issue any Class B Stock.


Preferred Stock


               Under the Articles of Incorporation, the Company Board will have the authority to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. The authorized shares of Company Preferred Stock, as well as authorized but unissued shares of Company Common Equity, will be available for issuance without further action by the Company's stockholders, unless stockholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of the Company's stock may then be listed or quoted. No shares of Company Preferred Stock will be issued in connection with the Distribution.


Registrar and Transfer Agent

               First Union National Bank will serve as the Registrar and Transfer Agent for the Company Common Stock.


                CERTAIN STATUTORY, CHARTER AND BYLAW PROVISIONS

               Certain provisions of the Pennsylvania Business Corporation Law ("PBCL"), the Articles of Incorporation and Bylaws of the Company summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. The following is a summary of certain of these provisions. The Articles of Incorporation and the Bylaws are filed as exhibits to the Form 10, and the following summary is qualified in its entirety by reference to such documents.

Charter and Bylaw Provisions

               Classified Board of Directors; Removal of Directors. The Articles of Incorporation and the Bylaws provide for the Company Board to be divided into three classes of directors. The term of office of the first class expires at the 1998 annual meeting, the term of office of the second class expires at the 1999 annual meeting, and the term of office of the third class expires at the 2000 annual meeting. At each annual meeting held thereafter, a class of directors will be elected to replace the class whose term has then expired. As a result, approximately one-third of the members of the Company Board will be elected each year and, except as described above, each of the directors serves a staggered three-year term. See "Management--Executive Officers and Directors." Moreover, as is permitted under the Pennsylvania Business Corporation Law only in the case of a corporation having a classified board, the Articles of Incorporation and the Bylaws provide that directors may be removed only for cause.

               These provisions could prevent a stockholder (or group of stockholders) having majority voting power from obtaining control of the Company Board until the second annual stockholders' meeting following the date the acquiror obtains such voting power. Accordingly, these provisions could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company.


               Stockholder Action by Written Consent; Special Meetings. The Articles of Incorporation and the Bylaws provide that no action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, and that no action may be taken by the written consent of stockholders in lieu of a meeting. The Articles of Incorporation also provides that special meetings of the Company's stockholders may be called only by the Company Board, the Chairman of the Company Board or the Chief Executive Officer of the Company. These provisions may make it more difficult for stockholders to take action opposed by the Company Board.


               Advance Notice Provisions. The Bylaws establish an advance written notice procedure for stockholders seeking to nominate candidates for election as directors at an annual meeting of stockholders or to bring business before an annual meeting of stockholders of the Company. The Bylaws provide that only persons who are nominated by or at the direction of the Company Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Bylaws also provide that at any meeting of stockholders only such business may be conducted as has been brought before the meeting by or at the direction of the Company Board or, in the case of an annual meeting of stockholders, by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Bylaws, for any such stockholder notice to be timely, such notice must be received at the principal executive offices of the Company in writing not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which such notice or public disclosure was given or made. Under the Bylaws, a stockholder's notice must also contain certain information specified in the Bylaws. These provisions may preclude or deter some stockholders from bringing matters before, or making nominations for directors at, an annual meeting.

               Preferred Stock. Under the Articles of Incorporation, the Company Board will have the authority, without further stockholder approval, to amend the Articles of Incorporation by resolution or resolutions to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Pursuant to this authority, the Company Board could create and issue a series of preferred stock with rights, privileges or restrictions having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of Company Common Stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of the Company without any further action by the stockholders of the Company.

               Amendment of Certain Charter and Bylaw Provisions. The Articles of Incorporation provide that the Company Board may adopt, amend or repeal any provision of the Bylaws. The Articles of Incorporation and the Bylaws also provide that Bylaw provisions may be adopted, amended or repealed by the affirmative vote of stockholders holding not less than 66 2/3 percent of the total number of votes entitled to be cast in the election of directors.

               Any amendment, modification or repeal of the provisions of the Articles of Incorporation relating to the election and removal of directors, the right to call special meetings, the prohibition on action by written consent, amendment of the Bylaws and the limitation of liability and indemnification of officers and directors will require approval by the affirmative vote of stockholders holding at least 66 2/3 percent of the total number of votes entitled to vote generally in the election of directors.

Certain Provisions of the Pennsylvania Business Corporation Law


               The Company is governed by a set of interrelated provisions of the PBCL which are designed to support the validity of actions taken by the Company Board in response to takeover bids, including specifically the Board's authority to "accept, reject or take no action" with respect to a takeover bid, and permitting the unfavorable disparate treatment of a takeover bidder. Another provision of the PBCL gives the directors broad discretion in considering the best interests of the corporation, including a provision which permits the Company Board, in taking any action, to consider various corporate interests, including employees, suppliers, clients and communities in which the corporation is located, the short and long-term interests of the corporation, and the resources, intent and conduct of any person seeking to acquire control of the corporation. These provisions may have the effect of making more difficult and thereby discouraging attempts to acquire control of the Company in a transaction that the Company Board determines not to be in the best interests of the Company.


               The Company has elected to opt-out of certain antitakeover provisions of the PBCL, including (i) a provision conditioning the approval of certain transactions on the affirmative vote of the shareholders entitled to cast at least a majority of the votes that all shareholders, other than the "interested shareholder" (defined generally here as a shareholder who is a party to the transaction or who is treated differently from other shareholders), are entitled to cast with respect to the transaction, subject to certain exceptions, (ii) provisions concerning a "control-share acquisition" in which the voting rights of certain shareholders of the corporation (specifically, a shareholder who acquires 20%, 33 1/3% or 50% or more of the voting power of the corporation) are conditioned upon the consent of a majority vote at a meeting of the independent shareholders of the corporation after disclosure by such shareholder of certain information, and with respect to which such shareholder is effectively deprived of voting rights if consent is not obtained; (iii) provisions pursuant to which any profit realized by a "controlling person or group," generally defined as a 20% beneficial owner, from the disposition of any equity securities within twenty-four months prior to, and eighteen months succeeding, the acquisition of such control is recoverable by the corporation; (iv) provisions pursuant to which severance payments are to be made by the corporation to any eligible employee of a covered corporation whose employment is terminated, other than for willful misconduct, within ninety days before, or twenty-four months after, a control-share acquisition; and (iv) provisions pursuant to which any holder of voting shares of a registered corporation who objects to a "control transaction" (generally defined as the acquisition by a person or group (the "controlling person or group") that would entitle the holders thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of the directors of the corporation) is entitled to make a written demand on the controlling person or group for payment of the fair value of the voting shares of the corporation held by the shareholder.

               Under the PBCL, a corporation is also prohibited, subject to certain exceptions, from engaging in any business combination with an interested shareholder (generally defined in Pennsylvania as a beneficial owner of 20% or more of the corporation's voting shares) unless (i) the shareholder became interested after the date the board of directors approved the business combination, (ii) the board of directors approved the transaction which resulted in the shareholder becoming an interested shareholder prior to the occurrence of such transaction, (iii) no earlier than three months after the date the shareholder became interested, and its beneficial ownership amounted to 80% of the corporation's voting shares, the business combination is approved by a majority of the non-interested shareholders and it meets certain other conditions concerning the amount of consideration, (iv) at any time after the date the shareholder became interested, the business combination is approved by unanimous vote of the shareholders, (v) no earlier than five years after the date the shareholder became interested, the business combination is approved by a majority of the non-interested shareholders, or
(vi) no earlier than five years after the date the shareholder became interested, the business combination is approved by a majority of all shareholders and meets certain conditions concerning the amount of consideration. The Company has elected not to opt out of this provision. The restrictions imposed by this provision will apply to the Company. Prior to the Distribution, however, the Company Board will approve of Kiewit Telecom becoming an interested shareholder and, consequently, this provision would not apply to any business combination with Kiewit Telecom.

Liability and Indemnification of Directors and Officers

               Certain provisions of the Pennsylvania Business Corporation Law and the Company's Articles of Incorporation and Bylaws relate to the limitation of liability and indemnification of directors and officers of the Company. These various provisions are described below.

               The Articles of Incorporation provides that the Company's directors are not personally liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent permitted by Pennsylvania law. Under existing Pennsylvania law, directors cannot be relieved of personal liability for (i) breach of such director's duties of care and good faith to the company if such breach or omission constitutes self-dealing, willful misconduct or recklessness, (ii) violation of criminal statutes, or (iii) nonpayment of federal, state or local taxes. This exculpation provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or the Company from bringing a lawsuit against directors of the Company for breach of their fiduciary duties as directors. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission.

               The Articles of Incorporation also provides that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Pennsylvania Law. This right to indemnification shall also include the right to be paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Pennsylvania Law. This right to indemnification shall be a contract right. The Company may, by action of the Company Board, provide indemnification to such of the employees and agents of the Company to such extent and to such effect as the Company Board determines to be appropriate and authorized by Pennsylvania law.

               The Company intends to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power or the obligation to indemnify him or her against such liability under the provisions of the Company's Articles of Incorporation.


                             INDEPENDENT AUDITORS

               The Company Board has appointed Coopers & Lybrand L.L.P. as the Company's independent accountants to audit the Company's financial statements for fiscal year 1997. Coopers & Lybrand L.L.P. has served as C-TEC's auditors throughout the periods covered by the financial statements included in this Information Statement.


                            ADDITIONAL INFORMATION

               The Company has filed the Form 10 with the Commission under the Exchange Act with respect to the shares of Company Common Stock being received by C-TEC stockholders in the Distribution. This Information Statement does not contain all of the information set forth in the Form 10 and the exhibits and schedules thereto, to which reference is hereby made. For additional information, reference is made to the Form 10 and the exhibits thereto, which are on file at the offices of the Commission and may be inspected and copied as set forth below.

               The Form 10 and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the Regional Offices of the Commission at Northwest Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th floor, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                       INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants..........................................F-1

Consolidated Balance Sheets at December 31, 1996 and 1995..................F-2

Consolidated Statements of Operations for the three years
   ended December 31, 1996.................................................F-3

Consolidated Statements of Cash Flows for the three years
   ended December 31, 1996.................................................F-4

Consolidated Statements of Changes in Stockholder's Equity
   for the three years ended December 31, 1996.............................F-6

Notes to Consolidated Financial Statements.................................F-7

Consolidated Balance Sheets as of June 30, 1997 (unaudited)...............F-21

Consolidated Statements of Operations for the Six and Three Months
   Ended June 30, 1997 and 1996 (unaudited)...............................F-22

Condensed Consolidated Statements of Cash Flows for the Six
   Months Ended June 30, 1997 and 1996 (unaudited)........................F-23



                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder of Cable Michigan, Inc.:

We have audited the consolidated financial statements of Cable Michigan, Inc. and Subsidiaries (the "Company") at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, listed in the index on page F-i of this Form 10. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing
standards.   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cable Michigan, Inc. and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations, changes in their stockholder's equity and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.
2400 Eleven Penn Center
Philadelphia, PA 19103
June 30, 1997



                             CABLE MICHIGAN, INC.
                          CONSOLIDATED BALANCE SHEETS
                            (Thousands of Dollars)


                                                            December 31,
                                                       ---------------------
                                                        1996           1995
                                                       ------         ------
ASSETS
 Cash and temporary cash investments.................  $3,297         $3,029
 Accounts receivable, net of reserve for doubtful
   accounts of $579 in 1996 and $496 in 1995.........   3,884          3,502
 Prepayments and other...............................     518            570
 Accounts receivable - affiliates....................   1,716          2,282
 Deferred income taxes...............................     974          2,354
 Property, plant and equipment, net of
   accumulation of depreciation......................   77,792        84,310
 Intangible assets, net..............................   60,956        76,650
 Deferred charges and other assets...................       63            62
                                                      --------      --------
   Total Assets...................................... $149,200      $172,759
                                                      ========      ========

LIABILITIES AND SHAREHOLDER'S DEFICIT
 Liabilities:
   Current maturities of long-term debt.............. $  1,750        $1,500
   Accounts payable..................................    3,337         1,973
   Advance billings and customer deposits............    2,113         1,916
   Accrued taxes.....................................      228           327
   Accrued interest..................................      104           123
   Accrued cable programming expense.................    1,811         1,710
   Accrued litigation costs..........................    2,150         2,883
   Accrued expenses..................................    2,988         2,812
   Accounts payable - affiliates.....................    9,861         8,570

 Long-term debt......................................   15,680        17,430
 Notes payable - affiliates..........................  147,567       164,377
 Deferred income taxes...............................   26,656        27,048
 Total liabilities...................................  214,245       230,669
 Minority interest...................................   14,696        15,847
 Commitments and contingencies Common shareholder's
    deficit..........................................  (79,741)      (73,757)
                                                      --------      --------
   Total Liabilities and Shareholder's Equity........ $149,200      $172,759
                                                      ========      ========

       See accompanying notes to consolidated financial statements.



                             CABLE MICHIGAN, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Thousands of Dollars Except Per Share Amounts)


                                                                                       For the Years Ended December 31,
                                                                                  ------------------------------------------
                                                                                    1996              1995             1994
                                                                                  --------         --------         --------
 Sales..................................................................          $ 76,187         $ 60,675         $ 49,141
 Costs and expenses, excluding depreciation and amortization............            44,091           34,749           28,543
 Depreciation and amortization..........................................            31,427           25,154           28,685
                                                                                  --------         --------         --------
 Operating Income (Loss)................................................               669              772           (8,087)
                                                                                  --------         --------         --------
 Interest income........................................................               127               55                -
 Interest expense.......................................................           (15,179)         (15,973)         (15,767)
 Other expense, net.....................................................              (736)            (363)          (1,307)
                                                                                  --------         --------         --------
 (Loss) Before Income Taxes.............................................           (15,119)         (15,509)         (25,161)
 (Benefit) provision for income taxes...................................            (5,712)          (5,590)              52
                                                                                  --------         --------         --------
 (Loss) Before Minority Interest and Equity in Unconsolidated Entity....            (9,407)          (9,919)         (25,213)
 Equity in (loss) of unconsolidated entity..............................                 -             (396)          (1,013)
 Minority interest in (income) loss of consolidated entity..............             1,151             (186)               -
                                                                                  --------         --------         --------
 Net (Loss).............................................................          $ (8,256)       $ (10,501)       $ (26,226)
                                                                                  --------         --------         --------
 Unaudited pro forma net (loss) per common share........................          $  (0.30)               -                -

       See accompanying notes to consolidated financial statements.



                             CABLE MICHIGAN, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Thousands of Dollars)


                                                                                       For the Years Ended December 31,
                                                                                  ------------------------------------------
                                                                                    1996            1995              1994
                                                                                  --------         --------         --------
Cash Flows from Operating Activities
 Net (loss).....................................................................  $  (8,256)       $(10,501)        $ (26,226)
 Gain on pension curtailment/settlement.........................................       (855)              -                 -
 Depreciation and amortization..................................................     31,427          25,154            28,685
 Deferred income taxes and investment tax credits, net..........................        988          (4,853)           14,102
 Provision for losses on accounts receivable....................................        843             747               590
 Equity in loss of unconsolidated entities......................................          -             396             1,013
 (Decrease) increase in minority interest.......................................     (1,151)            186                 -
 Other non-cash items...........................................................      2,274           2,147             1,015
Net change in certain assets and liabilities, net of acquisitions of businesses:
 Accounts receivable and unbilled revenues......................................     (1,226)         (1,208)             (649)
 Accounts payable...............................................................      1,365          (1,682)            1,784
 Accrued expenses...............................................................        125            (495)              919
 Accrued taxes..................................................................        (99)         (9,020)            8,725
 Accounts receivable - affiliates...............................................        567             499            (2,473)
 Accounts payable - affiliates..................................................      1,314          (1,082)            1,979
 Other, net.....................................................................        347              19               148
Other...........................................................................        154               4               (23)
                                                                                   --------        --------           -------
Net cash provided by operating activities.......................................     27,817             311            29,589
                                                                                   --------        --------           -------

Cash Flows from Investing Activities
 Additions to property, plant and equipment.....................................     (9,605)       (11,207)            (8,678)
 Acquisitions, net of cash acquired.............................................          -         (2,445)                 -
 Other..........................................................................        390            307               (317)
                                                                                   --------        --------           -------
Net cash used in investing activities...........................................     (9,215)       (13,345)            (8,995)
                                                                                   --------        --------           -------

Cash Flows from Financing Activities
 Redemption of long-term debt...................................................     (1,500)        (5,763)                 -
 Proceeds from the issuance of common stock.....................................          -          8,256                  -
 Transfers from C-TEC...........................................................          -          4,615                  -
 Change in affiliate notes, net.................................................    (16,834)         7,885            (19,786)
                                                                                   --------        --------           -------
Net cash (used in) provided by financing activities.............................    (18,334)        14,993            (19,786)
                                                                                   --------        --------           -------
Net increase in cash and temporary cash investments.............................        268          1,959                808
Cash and temporary cash investments at beginning of year........................      3,029          1,070                262
                                                                                   --------        --------           -------
Cash and temporary cash investments at end of year..............................   $  3,297        $ 3,029            $ 1,070
                                                                                   ========        =======            =======




                             CABLE MICHIGAN, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Thousands of Dollars)


                                                                                       For the Years Ended December 31,
                                                                                  ------------------------------------------
                                                                                    1996            1995              1994
                                                                                  --------         --------         --------
Supplemental disclosures of cash flow information cash paid during the year for:
 Interest........................................................................  $15,199         $15,849           $15,768
 Income taxes....................................................................  $    29         $     -           $    10


               Supplemental Schedule of Non-cash Investing and Financing
Activities:

               In 1995, C-TEC acquired an additional 18.29% of the outstanding Common Stock of Mercom, Inc. for cash of $6,912. The acquisition, along with the Company's previous investment of 43.63% of Mercom's outstanding Common Stock, was accounted for as a purchase. A summary of the acquisition is as follows:

     Capital contribution by stockholder..................       $6,912
     Liabilities assumed..................................       38,054
     Deferred tax liability incurred......................       16,044
     Reduction of equity-method investment................        2,511
     Minority interest recognized.........................       15,680
     Fair value of assets acquired........................      $79,201

       See accompanying notes to consolidated financial statements.


                             Cable Michigan, Inc.
          Consolidated Statements of Changes in Shareholder's Equity
             For the Years Ended December 31, 1996, 1995 and 1994
                 (Dollars in Thousands, Except Per Share Data)


                                                    Shareholder's Net
                                    -----------------------------------------------
                                    Common Stock        Investment          Total
                                    ------------        ----------        ---------
Balance, December 31, 1993......    $          1          $(60,420)       $(60,419)
 Net (Loss).....................                           (26,226)        (26,226)
 Transfers from (to) C-TEC......                             9,713           9,713
                                    ------------          --------        --------
Balance, December 31, 1994......               1           (76,933)        (76,932)
 Net (Loss).....................                           (10,501)        (10,501)
 Transfers from (to) C-TEC......                            13,676          13,676
                                    ------------          --------        --------
Balance, December 31, 1995......               1           (73,758)        (73,757)
 Net (Loss).....................                            (8,256)         (8,256)
 Transfers from (to) C-TEC......                             2,272           2,272
                                    ------------          --------        --------
Balance, December 31, 1996......    $          1          $(79,742)       $(79,741)
                                    ============          ========        ========


        See accompanying notes to consolidated financial statements.


                             CABLE MICHIGAN, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Thousands Except Per Share Data)

1. BACKGROUND AND BASIS OF PRESENTATION

               Cable Michigan, Inc. ("Cable Michigan") is currently a wholly owned subsidiary of C-TEC Cable Systems, Inc., which is a wholly owned subsidiary of C-TEC Corporation ("C-TEC"). Mercom, Inc. ("Mercom") is currently a majority owned subsidiary of C-TEC. Cable Michigan owns, operates and manages cable television systems which provide basic, premium and pay-per-view programming services to subscribers in Michigan. Mercom, Inc. is a cable television operator in the Michigan area which provides basic, premium and pay-per-view cable programming services to subscribers in three cable systems in southern Michigan and, through 1996, one cable system in Port St. Lucie, Florida (Note 15.) On February 12, 1997, the C-TEC Board of Directors approved a plan to restructure C-TEC (the "Restructuring"). Under the Restructuring, C-TEC will be separated into three different, publicly traded companies engaged, respectively, in the following businesses:

             (i) the Cable Michigan Business, which will be owned by Cable Michigan and will consist of C-TEC's Cable Michigan televison business, including C-TEC's 61.92% interest in Mercom, Inc.;

            (ii) the RCN Businesses, which will be owned by RCN and will consist of the RCN Telecom Business, C-TEC's New Jersey, New York (excluding New York City) and Pennsylvania cable television operations, C-TEC's long distance business (other than the portion of such business that consists of providing long distance services to customers in the franchise area of Commonwealth Telephone Company and in the Pennsylvania communities of Wilkes-Barre, Scranton and Harrisburg (the "Commonwealth Service Territory Long Distance Business")) and C-TEC International, which owns a 40% interest in Megacable S.A. de C.V.; and

           (iii) the Pennsylvania Telephone and Engineering Business, which will be owned by C-TEC and will consist of C-TEC's Commonwealth Telephone Company business (Pennsylvania rural LEC operations), C-TEC's CLEC operations, Commonwealth Communications, Inc. (communications engineering) and the Commonwealth Service Territory Long Distance Business.

               C-TEC also announced its intention to distribute to its shareholders by December 31,1997, subject to certain conditions, all of its interest in Cable Michigan and Mercom (collectively, the "Company"). C-TEC will effect the Distribution by the delivery of the shares of Company Common Stock to the Distribution Agent for distribution to the holders of record of C-TEC Common Stock and C-TEC Class B Common Stock on a record date to be determined. The actual total number of shares of Company Common Stock to be distributed will depend on the number of shares of C-TEC Common Equity outstanding on the Record Date. As a result of the Distribution, 100% of the outstanding shares of Company Common Stock will be distributed to holders of C-TEC Common Equity. The shares of Company Common Stock will be fully paid and nonassessable, and the holders thereof will not be entitled to preemptive rights.

               The consolidated financial statements of the Company include the accounts of Cable Michigan and Mercom which, prior to their planned distribution to the Company pursuant to the restructuring, were consolidated with C-TEC. Pursuant to a common stock rights offering, C-TEC, through a wholly-owned subsidiary, acquired majority voting control of Mercom, Inc. ("Mercom") through the exercise of stock rights and oversubscription privileges. Immediately prior to the rights offering, C-TEC owned 43.63% of the outstanding common stock of Mercom. C-TEC purchased a total of 1,920,000 shares of common stock through the rights offering for an aggregate consideration of $6,912. The rights offering concluded on August 10, 1995. Following the purchase, C-TEC owns 61.92% of the outstanding common stock of Mercom and accordingly has consolidated Mercom in its financial statements since August 1995. Prior to the rights offering, C-TEC accounted for its 43.63% ownership interest under the equity method of accounting. The acquisition has been accounted for as a purchase. Mercom has been consolidated with the Company since August 1995 and is reflected under the equity method of accounting for periods prior to August 1995.

               The following unaudited pro forma summary presents information as if the acquisition of Mercom had occurred at the beginning of 1995. The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the consolidated entities.

                                                Year Ended December 31,
                                                -----------------------
                                                         1995
                                                -----------------------
                                                       Unaudited

Sales....................................               $ 68,781
(Loss) from continuing operations........               $(11,641)
Net (loss)...............................               $(11,641)
Pro Forma Earnings Per Share:
(Loss) from continuing operations........               $  (0.42)
Net (loss)...............................               $  (0.42)


               The Company has historically depended upon C-TEC for substantial support services such as finance, cash management, legal, human resources, insurance and risk management. C-TEC allocates the cost for these services pro rata among its businesses primarily based on assets; contribution to consolidated earnings before interest, depreciation, amortization, and income taxes; and number of employees. In the opinion of management, the method of allocating these costs is reasonable; however, the costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions.

               RCN has also agreed to provide or cause to be provided to the Cable Michigan Group certain specified services for a transitional period after the Distribution. The transitional services to be provided are the following: (i) customer service, (ii) marketing, (iii) accounting, (iv) payroll, (v) management supervision, (vi) cash management, (vii) human resources and benefit plan administration, (viii) insurance administration,
(ix) legal, (x) tax, (xi) internal audit, (xii) programming administration,
(xiii) billing, (xiv) monthly cable guides and (xv) other miscellaneous administrative services. The fee per year for services (ii)-(xii) and (xv) will be 4.0% of the revenues of the Cable Michigan Group plus a direct allocation of certain consolidated cable administration functions. Based on the Cable Michigan Group's revenue for 1996 and the allocation of certain consolidated cable administrative functions, the charge for such services for that year would have been $4,418,000. The direct charge for customer service listed in item (i) along with the billing service listed in item (xiii) and the cable guide service listed in item (xiv) will be a pro rata share (based on subscribers) of the expenses incurred by RCN to provide such customer service and to provide such billing and cable guide service for all relevant members of the RCN Group and all relevant members of the Cable Michigan Group.

               C-TEC has agreed to provide or cause to be provided to the RCN Group and the Cable Michigan Group certain financial data processing services for a transitional period after the Distribution. The fees for such services will be an allocated portion (based on relative usage) of the cost incurred by C-TEC to provide such financial data processing services to all three groups. Based on this allocation arrangement, the fee for such services to the Cable Michigan Group would have been approximately $69,000 for 1996.

               The nature, scope and timing of the foregoing services are to be substantially consistent with the nature, scope and timing of the service provider's services prior to the Distribution, provided that the service provider shall not be obligated to hire additional or replacement employees, or increase the compensation of its existing employees, in order to provide the services. The services are to commence on the Distribution Date and will terminate upon 60 days notice by either the service provider or the relevant service recipient, except that the billing, customer service and programming administration services provided by RCN to Cable Michigan may not be terminated by RCN on less than one year advance notice to Cable Michigan. A service recipient may also terminate individual services by giving 60 days notice to the applicable service provider.

               In addition, RCN has agreed to obtain programming from third party suppliers for Cable Michigan, the costs of which will be reimbursed to RCN by Cable Michigan. In those circumstances where RCN purchases third party programming on behalf of both the RCN Group and the Cable Michigan Group, such costs will be shared by each Group on a pro rata basis based on each Group's number of subscribers. Such programming arrangements are to commence on the Distribution Date and will terminate upon 60 days notice by Cable Michigan or on not less than one year advance notice by RCN to Cable Michigan.

               The Tax Sharing Agreement, by and among the Company, RCN and C-TEC (the "Tax Sharing Agreement"), governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of the Company, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Company Group, the RCN Group, or the C-TEC Group will be borne solely by such group. Adjustments to all other tax liabilities will be borne 50% by C-TEC, 20% by the Company and 30% by RCN.

               Notwithstanding the above, if as a result of the acquisition of all or a portion of the capital stock or assets of the Company, the Distribution or the RCN Distribution fails to qualify as a tax-free distribution under Section 355 of the Code, then the Company will be liable for any and all increases in tax attributable thereto.

               The aforementioned arrangements will be entered into in connection with the Distributions and are, therefore, not the result of arm's length negotiation between unrelated parties as the Company, C-TEC and RCN have certain common officers and directors. Nevertheless, the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length. Additional or modified agreements, arrangements and transactions may be entered into between the Company and either or both of C-TEC and RCN after the Distribution, which will be negotiated at arm's length.

               The consolidated financial statements have been prepared using the historical basis of assets and liabilities and historical results of operations. Historical financial statement line items have been allocated to the Company based on the historical stand-alone financial statements of the separate legal entities which comprise the Company. All material intercompany transactions and balances have been eliminated.

               The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               Cash and Temporary Cash Investments - For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be temporary cash investments. Temporary cash investments are stated at cost, which approximates market.

               Property, Plant and Equipment and Depreciation - Property, plant and equipment reflects the original cost of acquisition or construction, including payroll and related costs such as taxes, pensions and other fringe benefits, and certain general administrative costs.

               Depreciation on cable plant is provided on the straight-line method based on the useful lives of the various classes of depreciable property. The average estimated lives of depreciable cable plant are:

     Buildings.........................................    10 to 45 years
     Cable Television Distribution Equipment...........    8 to 22.5 years
     Vehicles..........................................    5 years
     Other Equipment...................................    4 to 12 years

               Maintenance and repair costs are charged to expense as incurred. Major replacements and betterments are capitalized. Gain or loss is recognized on retirements and dispositions.

               Intangible Assets - Intangible assets are amortized on a straight-line basis over the expected period of benefit ranging from 5 to 19.3 years. Intangible assets include cable television franchises. The cable televison systems owned or managed by the Company are constructed and operated under fixed-term franchises or other types of operating authorities (referred to collectively herein as "franchises") that are generally non-exclusive and are granted by local governmental authorities. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. The provisions of these local franchises are subject to federal regulation. Costs incurred to obtain or renew franchises are capitalized and amortized over the term of the applicable franchise agreement.

               Accounting for Impairments - In 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " ("SFAS 121").

               SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

               SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the net future cash flows expected net to result from the use of the asset and its eventual disposition. If the sum of the expected net future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long- lived assets and identifiable intangibles expected to be held and used is based on the fair value of the asset.

               SFAS 121 generally requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. No impairment losses have been recognized by the Company pursuant to SFAS 121.

               Revenue Recognition - Revenues from cable programming services are recorded in the month the service is provided.

               Advertising Expense - Advertising costs are expensed as incurred. Advertising expense charged to operations was $514, $574 and $753 in 1996, 1995 and 1994, respectively.

               Income Taxes - C-TEC and its subsidiaries report income for federal tax purposes on a consolidated basis. Mercom files a separate consolidated federal income tax return. Income tax expense is allocated to subsidiaries on a separate return basis except that C-TEC's cable subsidiaries receive benefit for the utilization of net operating losses and investment tax credits included in the consolidated tax return even if such losses and credits could not have been used on a separate return basis. The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes". The statement requires the use of an asset and liability approach for financial accounting and reporting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial reporting basis and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

               Investment tax credits ("ITC") for the Company have been deferred in prior years and are being amortized over the average lives of the applicable property.

               Earnings (Loss) per share - Cable Michigan has 1,000 shares of common stock outstanding, all of which are owned by C-TEC Cable Systems, Inc., a wholly owned subsidiary of C-TEC. Mercom has 4,787,060 shares of common stock outstanding, 2,964,250 of which are owned by C-TEC. In connection with the restructuring, the Company will effect an additional issuance of shares. At December 31, 1996, C-TEC has approximately 27,474,000 shares of common equity outstanding. The unaudited pro forma earnings (loss) per common share was calculated by dividing the 1996 net income/loss by the 27,474,000 shares of common equity outstanding, based upon an assumed distribution of one share of Company common equity for each share of C-TEC common equity owned. Such distribution ratio is subject to final determination.

3. PROPERTY, PLANT AND EQUIPMENT

               Property, plant and equipment consists of the following at December 31:

                                                 1996           1995
                                               --------       --------
Cable plant..............................      $149,438       $141,965
Buildings and land.......................         2,802          2,697
Furniture, fixtures and vehicles.........         5,073          4,662
Other....................................           804            421
                                               --------       --------
Total property, plant and equipment......       158,117        149,745
Less accumulated depreciation............       (80,325)       (65,435)
                                               --------       --------
Net......................................      $ 77,792       $ 84,310
                                               ========       ========

               Depreciation expense was $15,728, $12,115 and $9,163 for the years ended December 31, 1996, 1995 and 1994, respectively.

4. INTANGIBLE ASSETS

               Intangible assets consist of the following at December 31:

                                                        1996          1995
                                                      --------     ---------

Franchises.....................    5.0-19.3 years     $ 91,547     $ 141,766
Subscriber lists...............    6.0-19.3 years       43,083        43,199
Noncompete agreements..........    5 years                 117        70,813
Goodwill.......................    6.9-10 years          5,564         5,704
Other..........................    5.0-19.3 years          923         1,578
                                                      --------     ---------
Total..........................                        141,234       213,060
Less accumulated amortization..                        (80,278)     (136,410)
                                                      --------     ---------
Net............................                       $ 60,956     $  76,650
                                                     =========     =========


               Amortization expense charged to operations in 1996, 1995 and 1994 was $15,699, $13,039 and $19,522, respectively.

               During 1996, Cable Michigan removed from its balance sheet noncompete agreements which had an original cost of $70,696 and which were fully amortized.

5. INCOME TAXES

               The income tax provision (benefit) in the accompanying consolidated financial statements of operations is comprised of the following:

                                                1996       1995       1994
                                              -------    --------   --------
Current....................................
Federal....................................   $(6,700)   $  (737)   $(14,050)
State......................................         0          0           0
                                              -------    -------    --------
Total current..............................    (6,700)      (737)    (14,050)
                                              -------    -------    --------
Deferred...................................
Federal....................................       988     (4,853)     14,102
State......................................         0          0           0
                                              -------    -------    --------
Total deferred.............................       988     (4,853)     14,102
                                              -------    -------    --------
Total (benefit) provision for income taxes.   $(5,712)   $(5,590)   $     52
                                              =======    =======    ========

               The tax provision of Cable Michigan has been calculated on the separate return basis. An amount of $8,697 of tax benefits realized by Cable Michigan as a result of its inclusion in C-TEC's consolidated tax return, which would not have been realized on a separate return basis, has been credited to stockholder's equity as a capital contribution.

               The benefit for income taxes is different from the amounts computed by applying the U.S. statutory federal tax rate of 35%. The differences are as follows:

                                                                    1996           1995           1994
                                                                  --------       --------       --------

(Loss) before (benefit) provision for income taxes..........      $(15,119)      $(15,509)      $(25,161)
Federal tax provision at statutory rates....................      $ (5,307)      $ (5,434)      $ (8,806)
State income taxes..........................................             0              0              0
Goodwill....................................................           175            176            139
Increase (decrease) in valuation allowance..................          (518)          (255)             0
IRS Audit Adjustment........................................             0           (132)             0
Adjustment to prior year amortization.......................             0             28              0
Net operating losses reclassed..............................             0              0          8,697
Other, net..................................................           (62)            27             22
                                                                  --------       --------       --------
(Benefit) provision for income taxes........................      $ (5,712)      $ (5,590)      $     52
                                                                  ========       ========       ========

               In 1995, C-TEC Corporation, the parent company, received official notification of final settlement from the Internal Revenue Service relating to the examination of C-TEC's consolidated federal income tax returns for 1989, 1990 and 1991. The most significant adjustment relates to the disallowance of the claimed amortization of certain intangible assets. As a result of this disallowance, Cable Michigan's taxes payable for prior years increased approximately $4,000, net operating loss carryforwards were reduced by approximately $24,000 and AMT credits were increased by approximately $5,000. Additionally, interest of $900 was payable. The amount accrued in previous years was sufficient to satisfy the above adjustment. No additional accrual during 1995 was required.

               Mercom, which files a separate consolidated income tax return, has the following net operating losses available:

                               Tax Net
                              Operating      Expiration
               Year            Losses           Date
               ----           ---------      ----------

               1990             $2,537          2,005
               1991             $3,220          2,006
               1992             $1,628          2,007
               1995             $2,713          2,010

               In the past, Mercom was liable for Federal Alternative Minimum Tax (AMT). At December 31, 1996, the cumulative minimum tax credits are $39. This amount can be carried forward indefinitely to reduce regular tax liabilities that exceed AMT in future years.

               Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31 are as follows:

                                              1996           1995
                                            --------       --------
NOL carryforwards.....................      $  3,532       $  3,629
Alternative minimum tax credits.......            39          5,001
Reserves..............................           828          1,166
Other, net............................           158            157
                                            --------       --------
Total deferred assets.................         4,557          9,953
                                            --------       --------
Property, plant and equipment.........       (15,354)       (16,270)
Intangible assets.....................       (13,623)       (16,597)
                                            --------       --------
Total deferred liabilities............       (28,977)       (32,867)
                                            --------       --------
Sub total.............................       (24,420)       (22,914)
Valuation allowance...................        (1,262)        (1,780)
                                            --------       --------
Total deferred taxes..................      $(25,682)      $(24,694)
                                            ========       ========

               A valuation allowance has been provided for the portion of deferred tax assets which, in the opinion of management, is uncertain as to their realization. The net change in valuation allowance was a decrease of $518 in 1996.

6. DEBT

               Debt consists of the following:

                                           December 31
                                      ---------------------
                                       1996          1995
                                      -------       -------

Term Credit Agreement...........      $17,430       $18,930
Due within year.................       (1,750)       (1,500)
                                      -------       -------
Total long-term debt............      $15,680       $17,430
                                      =======       =======

               Mercom entered into a $25,000 Credit Agreement (the "Credit Agreement)" with a bank in November 1989. The Credit Agreement was amended in April 1990 to provide borrowings up to $27,000. The Credit Agreement was further amended in December 1992, December 1993, December 1994 and March 1995 to restructure the mandatory repayments due at December 31, 1992, December 31, 1993, December 31, 1994 and March 31, 1995, respectively. On August 16, 1995, Mercom amended and restated the Credit Agreement.

               The amended and restated Credit Agreement consists of a 7.5-year amortizing term loan with a final maturity of December 31, 2002 (the "Term Credit Agreement). In addition, Mercom entered into a 364-day revolving credit facility of $2,000 with an initial maturity of August 14, 1996 (the "Revolving Credit Agreement") which has been amended and extended to August 12, 1997.

               Under the terms of the agreement, the Company also made scheduled principal payments of $346 in each of the third and fourth quarters of 1995 and $375 in each of the four quarters of 1996.

               Mercom is required to repay the remaining indebtedness under the Term Credit Agreement in equal quarterly installments aggregating the following amounts for each year ending December 31, 1997 through 200l:

                                             Aggregate
                         Year                 Amounts
                         ----                ---------
                         1997                  $1,750
                         1998                  $2,100
                         1999                  $2,600
                         2000                  $3,750
                         200l                  $4,300

               The Term Credit Agreement and the Revolving Credit Agreement (the "Credit Agreements") are collateralized by both a pledge of the stock of Mercom's subsidiaries and a first lien on certain assets of Mercom and its subsidiaries including inventory, equipment and receivables.

               The Credit Agreements contain certain restrictive covenants, including the maintenance of a specified debt to cash flow ratio, an interest coverage ratio and restrictions on the payments of dividends. In addition, Mercom may be required to amortize additional debt to the extent it generates excess cash flow. The requirement for such additional amortization at December 31, 1996 of approximately $492 was due and paid by March 31, 1997. At December 31, 1996, Mercom was in compliance with all covenants associated with its Credit Agreements. As noted, the Revolving Credit Agreement provides for revolving credit borrowings up to $2,000 as of December 31, 1996 and 1995. A fee of 3/8% per annum is required on the unused portion of the available commitment. The Company had no borrowings under this agreement as of December 31, 1996 and 1995.

               The weighted average effective interest rates for all debt at December 31, 1996 and 1995 were 6.5% and 7.0%, respectively. Interest is paid based on Prime, LIBOR or CD rates, depending on the type of loan and terms of the agreement.

               Mercom's estimated capital expenditures for 1997 to upgrade a portion of its plant will require Mercom to restructure its debt. The Company and C-TEC are currently determining the best alternative for such funding.

7. COMMON STOCK RIGHTS OFFERING

               On August 10, 1995, Mercom completed the issuance of 2,393,530 shares of common stock through a rights offering, resulting in net proceeds, after deducting issuance costs, of approximately $8,200. Shareholders of record at the close of business on July 20,1995 were entitled to one non-transferable right for every share of common stock held. Right holders were able to purchase for a price of $3.60 per share, one share of common stock for each right held.

               Mercom utilized a portion of the proceeds received from the rights offering to repay $5,070 of outstanding indebtedness to its lender and repay $2,287 of outstanding indebtedness to C-TEC under two demand notes. The remaining proceeds were used for general corporate purposes, including capital expenditures.

8. PENSIONS AND EMPLOYEE BENEFITS

               Cable Michigan's financial statements reflect the costs experienced for its employees and retirees while included in the C-TEC plans.

               Through December 31, 1996, substantially all employees of Cable Michigan are included in a trusteed noncontributory defined benefit pension plan, maintained by C-TEC. Upon retirement, employees are provided a monthly pension based on length of service and compensation. C-TEC funds pension costs to the extent necessary to meet the minimum funding requirements of ERISA.

               The information that follows relates to the entire C-TEC noncontributory defined benefit plan. The components of C-TEC's pension cost are as follows:

                                                  1996      1995        1994
                                                 ------    -------    -------

Benefits earned during the year (service cost).  $2,365    $ 1,656    $ 1,685
Interest cost on projected benefit obligation..   3,412      3,083      2,734
Actual return on plan assets...................  (3,880)   (12,897)     5,635
Other components - net.........................  (1,456)     8,482    (10,744)
                                                 ------    -------    -------
Net periodic pension cost (credit).............  $  441    $   324    $ $(690)
                                                 ======    =======    =======

               The following assumptions were used in the determination of the consolidated projected benefit obligation and net periodic pension cost (credit):

                                                         December 31,
                                                 --------------------------
                                                 1996       1995       1994
                                                 ----       ----       ----

Discount rate..................................  7.5%       7.0%       8.0%
Expected long-term rate of return on plan
assets........................................   8.0%       8.0%       8.0%
Weighted average long-term rate of
  compensation increases......................   6.0%       6.0%       6.0%

               Cable Michigan's allocable share of the consolidated net periodic pension cost (credit), based on its proportionate share of consolidated annualized salaries as of the valuation date, was approximately $10, $3 and $(21) for 1996, 1995, and 1994, respectively. These amounts are reflected in operating expenses.

               In connection with the restructuring, C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective December 31, 1996, in general, employees of Cable Michigan will no longer accrue benefits under the defined benefit pension plan and will become fully vested in their benefit accrued through that date.
C-TEC notified affected participants in December 1996. In December 1996, C-TEC allocated pension plan assets of $6,984 and the related liabilities to a separate plan for employees who no longer accrue benefits after December 31, 1996 (the "curtailed plan"). C-TEC anticipates that the majority of such liabilities will be settled by lump sum distributions. The allocation of assets and liabilities resulted in a curtailment/settlement gain of $4,292. Cable Michigan's allocable share of this gain was $855. This gain results primarily from the reduction of the related projected benefit obligation. C-TEC's curtailed plan has assets in excess of the projected benefit obligation. Such excess amounted to $3,917 which, along with unrecognized items of $1,148 resulted in prepaid pension cost of $2,769.

               The following table sets forth the plans' funded status and amounts recognized in C-TEC's balance sheet at December 31:

                                                           1996        1995
                                                         -------     -------
Plan assets at fair value                                $55,325     $60,108
 Actuarial present value of benefit obligations:
   Accumulated benefit obligations:
     Vested                                               32,372      34,152
     Nonvested                                             1,704       2,104
                                                         -------     -------
   Total                                                  34,076      36,256
   Effect of increases in compensation                     6,042       8,687
                                                         -------     -------
Plan assets in excess of projected benefit obligation     15,207      15,165
Unrecognized transition asset                             (3,463)     (4,432)
Unrecognized prior service cost                            2,438       2,969
Unrecognized net gain                                    (11,215)    (10,133)
                                                         -------     -------
Prepaid pension cost                                     $ 2,967     $ 3,569
                                                         =======     =======

               C-TEC's pension plan has assets in excess of the accumulated benefit obligations. Plan assets include equity, fixed income securities and pooled funds under management by an insurance company. Plan assets include common stock of C-TEC with a fair value of approximately $5,835 and $11,195 at December 31, 1996 and 1995, respectively.

               C-TEC sponsors a 401(k) savings plan covering substantially all employees of Cable Michigan who are not covered by collective bargaining agreements. Additionally, Mercom adopted a 40l(k) savings plan on January 1, 1995 covering substantially all employees. Contributions made by the Company to the 401(k) plans are based on a specific percentage of employee contributions. Contributions charged to expense were $128, $107 and $66 in 1996, 1995 and 1994, respectively.

               The Company provides certain post employment benefits to former or inactive employees who are not retirees. These benefits are primarily short-term disability salary continuance. The Company accounts for these benefits under Statement of Financial Accounting Standards No. 112 - "Employers' Accounting for Post employment Benefits" ("SFAS 112"). SFAS 112 requires accrual of the cost of post employment benefits over employees' service lives. C-TEC uses the services of an enrolled actuary to calculate the expense. C-TEC allocates the cost of these benefits to the Company based on the Company's proportionate share of consolidated annualized salaries. The Company reimburses C-TEC for its allocable share of the consolidated post employment benefit cost. The net periodic post employment benefit cost was approximately $100, $98 and $23 in 1996, 1995 and 1994, respectively.

9. COMMITMENTS AND CONTINGENCIES

               a. Total rental expense, primarily for office space and pole rental, was $984, $998 and $963 for 1996, 1995 and 1994, respectively. At December 31, 1996, rental commitments under noncancelable leases, excluding annual pole rental commitments of approximately $792 that are expected to continue indefinitely, are as follows:

                                           Aggregate
                         Year               Amounts
                         ----              ---------

                         1997                $ 173
                         1998                $ 147
                         1999                $ 117
                         2000                $  96
                         2001                $  39
                         Thereafter          $ 305

               b. Communications and Cablevision, Inc., ("CCV"), a subsidiary of Mercom, was a party to a lawsuit commenced in 1988 in the Circuit Court of the County of Ottawa, Michigan relating to the termination of Kenneth E. Lahey as President of CCV. Mr. Lahey asserted that as a result of such termination, he was entitled to an amount equal to the fair value of 10 percent of the outstanding shares of CCV stock (the "Lahey Interest"). On April 19, 1995, Mercom entered into a settlement agreement with Mr. Lahey whereby it agreed to pay Mr. Lahey $4,300 over a four year time frame. Mercom paid Mr. Lahey $100, $1,400 and $700 in April and June 1995 and June 1996, respectively. The remaining $2,100 will be paid in equal installments over a three year period beginning with the payment due on or before July 1, 1997.

               c. The Company is subject to the provisions of the Cable Television Consumer Protection and Competition Act of 1992, as amended and the Telecommunications Act of 1996. The Company has either settled challenges or accrued for anticipated exposures related to rate regulation; however, there is no assurance that there will not be further additional challenges to its rates. The 1996 and 1994 statements of operations include charges aggregating approximately $833 and $1,092 relating to cable rate regulation liabilities. Such charges were not significant in 1995.

               d. The Company had various purchase commitments at December 31, 1996 related to its 1997 construction budget.

               e. In the normal course of business, there are various legal proceedings outstanding. In the opinion of management, these proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

               f. The Company has agreed to indemnify RCN and C-TEC and their respective subsidiaries against any and all liabilities which arise primarily from or relate primarily to the management or conduct of the business of the Company prior to the effective time of the Distribution. The Company has also agreed to indemnify RCN and C-TEC and their respective subsidiaries against 20% of any liability which arises from or relates to the management or conduct prior to the effective time of the Distribution of the businesses of C-TEC and its subsidiaries and which is not a true C-TEC liability, a true RCN liability or a true Company Liability.

               This Tax Sharing Agreement, by and among the Company, RCN and C-TEC (the "Tax Sharing Agreement"), governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of the Company, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Company Group, the RCN Group, or the C-TEC Group will be borne solely by such group. Adjustments to all other tax liabilities will be borne 50% by C-TEC 20% by the Company and 30% by RCN.

               Notwithstanding the above, if as a result of the acquisition of all or a portion of the Capital stock or assets of the Company, the Distribution fails to qualify as a tax-free distribution under Section 355 of the Code, then the Company will be liable for any and all increases in tax attributable thereto.

10. AFFILIATE AND RELATED PARTY TRANSACTIONS

               The Company has the following transactions with affiliates during the years ended December 31, 1996, 1995 and 1994:

                                                     1996     1995      1994
                                                   -------   -------   -------

Corporate office costs allocated to the Company.   $ 3,498   $ 3,302   $ 1,562
Interest expense on affiliate notes.............    13,952    15,318    15,768
Royalty fees charged by C-TEC...................       585       486       494
Charges for engineering services................       296     2,169         8
Other affiliate expenses........................       189       153        83

               In addition, in the first quarter of 1995, C-TEC loaned $887 to Mercom to enable it to make a principal payment on its Credit Agreement of $887 scheduled for March 31, 1995. C-TEC also loaned Mercom $1,400 in June 1995 to meet its scheduled payment under the Lahey settlement agreement (Note
9). Mercom paid interest in 1995 of $39 to C-TEC in connection with these two demand notes. These demand notes were repaid in August 1995.

               At December 31, 1996 and 1995, the Company has accounts receivable from affiliates of $1,716 and $2,282 respectively, for these transactions. At December 31, 1996 and 1995, the Company has accounts payable to affiliates of $9,861 and $8,570 respectively, for these transactions.

               The Company has notes payable to C-TEC of $147,567 and $164,377 at December 31, 1996 and 1995, respectively, primarily related to the acquisition of the Michigan cable operations and its subsequent operations.

11. STOCK EXCHANGE LISTING

               Mercom's Common Stock was traded on the Nasdaq Stock Market ("NASDAQ") from May 1989 through February 1992. Its Common Stock was delisted from NASDAQ in February 1992 because the Company did not meet NASDAQ's minimum capital surplus requirements. Currently, Mercom's Common Stock is quoted on the National Quotation Bureau, Inc. and the OTC Bulletin Board which is owned and operated by The Nasdaq Stock Market, Inc.

12. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

               The Company places its cash and temporary investments with high credit quality financial institutions. The Company also periodically evaluates the creditworthiness of the institutions with which it invests. The Company does, however, maintain unsecured cash and temporary cash investment balances in excess of federally insured limits.

               Concentrations of credit risk with risk to receivables are limited due to large customer base primarily throughout Michigan and Florida.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

               The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

               a. The fair value of the revolving credit agreement is considered to be equal to carrying value since the debt re-prices at least every six months and the Company believes that its credit risk has not changed from the time the floating rate debt was borrowed and therefore, would obtain similar rates in the current market.

               b. The fair value of the cash and temporary cash investments approximates fair value because of the short maturity of these instruments.

               The estimated fair value of the Company's financial instruments are as follows at December 31:

                                            1996                 1995
                                    --------------------  --------------------
                                    Carrying              Carrying
                                     Amount   Fair Value   Amount   Fair Value
                                    --------  ----------  --------  ----------
Financial assets:
 Cash and temporary cash
  investments.....................  $ 3,297      $3,297    $ 3,029    $ 3,029
Financial liabilities:
 Floating rate long-term debt:
   Term Credit Agreement..........  $17,430     $17,430    $18,930    $18,930


14. QUARTERLY INFORMATION (Unaudited)

               The Company estimated the following quarterly data based on assumptions which it believes are reasonable. The quarterly data may differ from quarterly data subsequently presented in interim financial statements.

                                    First     Second       Third      Fourth
1996                               Quarter    Quarter     Quarter     Quarter
----                               -------    -------     -------     -------

Sales............................  $18,340    $19,004     $19,544     $19,299
Operating income before
  depreciation and amortization..  $ 7,997    $ 7,512     $ 8,243     $ 8,344
Operating income (loss)..........  $   168    $  (372)    $   367     $   506

1995

Sales............................  $12,764    $13,710     $16,427     $17,774
Operating income before
  depreciation and amortization... $ 5,145    $ 6,341     $ 6,705     $ 7,735
Operating income (loss)........... $    32    $ 1,030     $   159     $  (449)


15. SUBSEQUENT EVENTS

               a) In July 1997, Mercom sold its cable system in Port St. Lucie, Florida for $3,650. The Company expects to realize a gain on the sale.

               b) C-TEC expects to borrow $15,000 under a two-year term loan secured by the stock of Mercom owned by C-TEC. It is anticipated that the Company will assume this loan in connection with the restructuring and the contribution of the Mercom stock to the Company. Until this loan is repaid, the amount available under the $45 million Revolving Credit Facility (as defined below) will be limited to $30 million.

               Effective July 1, 1997, the Company has in place two secured credit facilities (the "Credit Facilities") pursuant to a single credit agreement with a group of lenders for which First Union National Bank acts as agent (the "Credit Agreement"). The first is a five-year revolving credit facility in the amount of $45 million (the "Revolving Credit Facility"). The second is an eight-year term credit facility in the amount of $100 million (the "Term Credit Facility"). Borrowings under the Credit Facilities are available for the following purposes: (i) to refinance all existing indebtedness of the Company (including intercompany indebtedness owed to C-TEC Cable Systems, Inc.), (ii) to finance permitted acquisitions, and (iii) for capital expenditures, working capital and general corporate purposes. Borrowings under the Credit Facilities are subject to the conditions that there can be no default or event of default under the Credit Agreement and that the representations and warranties of the Company contained in the Credit Agreement must be true.

               The interest rate on the Credit Facilities will be, at the election of the Company, based on either a LIBOR or a Base Rate option (each as defined in the Credit Agreement).

               The Term Credit Facility is available in up to two installments, and to the extent not borrowed during the ninety-day period following July 1, 1997 will cease to be available. The entire amount of the Revolving Credit Facility is available to the Company until June 30, 2002 (subject to the discussion in the last paragraph of this section). Revolving loans may be repaid and reborrowed from time to time.

               The term loan must be repaid over six years in quarterly installments, at the end of September, December, March and June of each year from September 30, 1999 through June 30, 2005. The aggregate annual installments payable on the term loan are as follows (assuming the entire $100 million is drawn, and if less then pro rata to the amounts given below):

                         1999............ $ 5,000
                         2000............ $11,250
                         2001............ $13,750
                         2002............ $16,250
                         2003............ $20,000
                         2004............ $22,500
                         2005............ $11,250

               The Company has the option to repay the term loan in whole or in part at any time, without penalty, subject to customary "breakage" charges. Any amount of the term loan that is repaid may not be reborrowed.

               The Company is required to apply 100% of the net cash proceeds realized from certain asset sales, certain payments under insurance policies and certain incurrences of additional debt to repay the revolving loans. Any excess amounts of such net cash proceeds not applied to repay revolving loans are applied to reduce the scheduled installments of the term loan on a pro rata basis.

               All borrowings under the Credit Facilities will be pari passu, and will be secured under a common collateral package including (i) a first priority pledge by the Company of 100% of the stock in each other material subsidiary created after the Closing Date; and (ii) if a holding company is ever formed to hold the stock of the Company, a first priority pledge by such holding company of the stock it owns of the Company. In addition, the Company is subject to a negative pledge on the assets of the Company and a prohibition on granting other negative pledges to other parties on the assets of the Company and each of its subsidiaries. The stock and assets of Mercom are excluded from the security arrangements. Mercom will not be treated as a subsidiary of the Company until it is 100% owned by the Company.

               The Credit Agreement contains customary covenants for facilities of this nature, including covenants limiting debt, liens, investments, consolidations, mergers, acquisitions and sales of assets, payment of dividends and other distributions and transactions with affiliates and requires the Company to maintain certain financial ratios.

                             CABLE MICHIGAN, INC.
                          CONSOLIDATED BALANCE SHEETS
                            (Thousands of Dollars)


                                                                    June 30,
                                                                      1997
                                                                  ----------
                                                                   Unaudited

ASSETS
 Cash and temporary cash investments                                 $  3,233
 Accounts receivable, net of reserve for
  doubtful accounts of $681                                             3,846
 Prepayments and other                                                    553
 Accounts Receivable - affiliates                                       1,068
 Deferred income taxes                                                  1,019
 Property, Plant and Equipment, net of
  accumulation of depreciation                                         74,278
 Intangible Assets, Net                                                53,135
 Deferred Charges and Other Assets                                        164
                                                                     --------
Total Assets                                                         $137,296
                                                                     ========

LIABILITIES AND SHAREHOLDER'S DEFICIT
Liabilities
 Current maturities of long-term debt                                  $1,925
 Accounts payable                                                       2,813
 Advance billings and customer deposits                                 2,295
 Accrued taxes                                                            245
 Accrued interest                                                          13
 Accrued cable programming expense                                      2,158
 Accrued litigation cost                                                2,150
 Accrued expenses                                                       2,379
 Accounts payable - affiliates                                         10,083
 Long-term Debt                                                        14,138
 Notes Payable - affiliates                                           142,347
 Deferred Income Taxes                                                 24,465
                                                                     --------
Total liabilities                                                     205,011
Minority Interest                                                      14,269
Commitments and Contingencies
Common Shareholder's Deficit                                          (81,984)
                                                                     --------
Total Liabilities and Shareholder's Equity                           $137,296
                                                                     ========

        See accompanying note to consolidated financial statements.


                             CABLE MICHIGAN, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Thousands of Dollars Except Per Share Amounts)


                                                             For the Six Months Ended              For the Three Months Ended
                                                           ----------------------------          -----------------------------
                                                             1997               1996                1997                1996
                                                           ----------------------------          ------------------------------
                                                                   Unaudited                              Unaudited
Sales                                                       $ 40,230           $ 37,345            $ 20,674            $ 19,004
Costs and Expenses, excluding depreciation and
amortization                                                  23,251             21,835              11,891              11,492
Depreciation and amortization                                 15,896             15,713               7,974               7,884
                                                            --------           --------            --------            --------
Operating Income                                               1,083               (203)                809                (372)
                                                            --------           --------            --------            --------
Interest income                                                   79                 55                  37                  29
Interest expense                                              (6,893)            (7,874)             (3,546)             (3,856)
Other expense, net                                              (320)              (266)               (189)               (197)
                                                            --------           --------            --------            --------
(Loss) Before Income Taxes                                    (6,051)            (8,288)             (2,889)             (4,396)
(Benefit) for Income Taxes                                    (2,371)            (3,056)             (1,281)             (1,641)
                                                            --------           --------            --------            --------
(Loss) Before Minority Interest                               (3,680)            (5,232)             (1,608)             (2,755)
Minority interest in loss of consolidated entity                 427                609                 150                 281
                                                            --------           --------            --------            --------
Net (Loss)                                                  $ (3,253)          $ (4,623)           $ (1,458)           $ (2,474)
                                                            ========           ========            ========            ========
Unaudited pro forma net (loss) per common share             $   (.12)          $   (.17)           $  (.05)            $  (.09)

        See accompanying note to consolidated financial statements.


                             CABLE MICHIGAN, INC.
                       CONDENSED CONSOLIDATED STATEMENTS
                                 OF CASH FLOWS
                            (Thousands of Dollars)


                                                                   For the Six Months
                                                                     Ended June 30,
                                                                 -----------------------
                                                                   1997           1996
                                                                 -------         -------
                                                                        Unaudited
NET CASH PROVIDED BY OPERATING ACTIVITIES..................      $11,082         $21,363
                                                                 -------         -------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant & equipment...................       (4,503)         (4,132)
Other......................................................          (57)            (40)
                                                                 -------         -------
Net cash used in investing activities......................       (4,560)         (4,172)
                                                                 -------         -------
CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of long-term debt...............................       (1,367)           (750)
Change in affiliate notes, net.............................       (5,219)        (17,426)
                                                                 -------         -------
Net cash (used in) financing activities....................       (6,586)        (18,176)
                                                                 -------         -------
Net (Decrease) in cash and temporary cash investments......          (64)           (985)
Cash and temporary cash investments at beginning of year...        3,297           3,029
                                                                 -------         -------
Cash and temporary cash investments at June 30.............      $ 3,233         $ 2,044
                                                                 =======         =======

        See accompanying note to consolidated financial statements.


                             CABLE MICHIGAN, INC.
                       NOTES TO CONSOLIDATED STATEMENTS

               The interim Consolidated Financial Statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, in the opinion of the Management of the Company, the interim Consolidated Financial Statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information. The interim Consolidated Financial Statements should be read in conjunction with the financial statements and notes thereto for the fiscal year ended December 31, 1996, included in this Form 10.



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